UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 8, 2022

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

PROPOSALS FOR THE SPECIAL AND ANNUAL SHAREHOLDERS' MEETINGS

March 10,2022 | 4 p.m.

bradesco

Table of Contents

Proposals for cancellation of shares held in treasury; increase of the share capital with a bonus of 10% in shares; partial amendment of the Bylaws, including the amendments resulting of the cancellation of the shares and increase of the share capital; and institution of the Additional Value Generation Program of Bradesco Organization.
Dear shareholders,

The Board of Directors of Bradesco hereby submits, for examination and resolution by you, proposals to:

1. cancel 29,545,000 book-entry, registered shares, with no par value, issued by the Company, held in treasury, without reducing the capital stock, of which 17,493,900 common shares and 12,051,100 preferred shares, acquired through share buyback programs, with the consequent amendment of "caput" of Article 6 of the Bylaws;

2. increase the capital stock by R$4,000,000,000.00, increasing it from R$83,100,000,000.00 to R$87,100,000,000.00, with bonus stock, by means of the capitalization of part of the balance of the "Profit Reserves – Statutory Reserve" account, according to the provisions of Article 169 of Law No.6.404/76, by issuing 968,953,456 book-entry, registered shares, with no par value, being 485,308,534 common shares and 483,644,922 preferred shares, which will be attributed free of charge to shareholders at the ratio of 1 new share to each 10 shares of the same type they hold on the base date, to be established after the approval of the process by the Central Bank of Brazil, with observance that:

   I. **Goals:** the bonus operation's purpose is to: a) increase the liquidity of the shares in the market, considering that the greater amount of outstanding shares will potentially generate a growth in the operations performed with such actions; b) enable an adjustment in the shares price, making the unit price more attractive and accessible to a larger number of investors; and c) improve the adequacy of the balance of the profit reserves with the legal limits.

   II. **Date-Base of Right to Bonus Stock:** it will be announced to the market after the approval of the respective process by the Central Bank of Brazil**.**

   III. **Trading:** the current shares will continue to be traded with the right to bonus and the new shares shall be available for trading after the approval of the said process by the Central Bank of Brazil and the inclusion in the position of the shareholders, which will be dealt with in a notice to the Market.

   IV. **Right to Shares with Bonus:** will be entitled to dividends and/or interest on shareholder's equity that may be declared as of the date of their inclusion in the

position of shareholders. They are also entitled, in full, to possible benefits attributed to other shares as of the aforementioned date.

V. **Monthly Interest on Shareholders' Equity:** will be maintained at R$0.017249826 per common share and R$0.018974809 per preferred share (gross), with the payment for the net amount of R$0.014662352 per common share and R$0.016128588 per preferred share, after the deduction of tax income at the source of 15% (fifteen percent). They will continue to be paid in accordance with the Systematics of Monthly Payment of Dividends/Interest on Shareholder's Equity. Income tax at the source does not apply to legal entities that are exempt from this tax.

Thus, the total amount paid monthly to the shareholders will have an increase of 10%, after the inclusion of the new shares into its position.

VI. **Fractions of Shares:** the bonus will always occur in whole numbers. Shares remaining from the fractions of shares will be separated, grouped in whole numbers and sold in an auction to be held at B3 S.A. – Brasil, Bolsa, Balcão (B3). After the approval needed for the process by the Central Bank of Brazil and, prior to the sale, Bradesco will establish a period of no less than 30 days, during which the shareholders may transfer the fractions of shares, as provided for in Paragraph Three of Article 169 of Law No. 6,404/76. After the sale of the shares, the respective amounts will be made available to the shareholders entitled thereto. Other details will be announced to the shareholders in due course.

VII. **Cost of the Shares with Bonus:** the cost attributed to the shares with bonus is of R$4,128165265 per share, regardless of the type, for the purposes of Article 10 of Law No. 9,249/95 (with new wording granted by Law No. 12,973/14), and Paragraph One of Article 58 of Normative Instruction No. 1,585/15, of the Internal Revenue Service of Brazil.

VIII. **Additional Procedures - Payment of Fractions of Shares:** the amounts resulting from the fractions of shares will be made available to the shareholders as follows**:**

a) to those shareholders whose shares are deposited in the Company and with their registration and banking data up to date, through a credit to be made in the bank accounts at a Financial Institution appointed by them; and

b) those whose shares are deposited at B3, through the Institutions and/or Brokers that maintain their positions in custody.

The shareholders that do not have the details updated should go straight to the Bradesco Branch of their preference, provided with their CPF (Individual Taxpayer's Registry), RG (Identity Card) and proof of residence, to update their registration details and receive the respective amounts to which they are entitled.

The information required by Article 14 of CVM Instruction No. 481/09 can be consulted in the Attachment that is related to the increase of the capital stock.

3. change the Bylaws partially:

- in the Paragraph 1 of Article 7 and in the item "a" of Article 24, in order to adapt them to the Law No. 6,404/76;
- in the item "e" of Article 9, in order to improve the governance in the operations of acquisition and sale of equity interest or assets that are part of the Non-Current Assets, which involve the Company and its directly or indirectly controlled companies;
- in the "caput" of Article 22, establishing the possibility of creation of Compensation Committees in other Bradesco Organization member companies; and
- in order to create the Title XIII and, consequently, the Article 29 and its Sole Paragraph aiming to establish the possibility of conclusion of indemnity agreements on behalf of Managers and other beneficiaries.

All the aforementioned statutory provisions will be voted on individually, by means of the Distance Voting Ballot and online for those shareholders who will attend the Meeting exclusively digital.

The proposed statutory amendments, including the caput of Article 6 of the Bylaws, resulting of the cancellation of the shares held in treasury and the increase of the share capital, are in the item **Transcription for the proposed consolidated Bylaws** and will be submitted to the Central Bank of Brazil approval.

Other information required by Article 11 of CVM Instruction No. 481/09 may be consulted in the item **Details of the origin and justification of the proposed statutory amendments and analysis of their legal and economic effects**.

(*)For additional information on the creation of Title XIII and, consequently, Article29 and its Only Paragraph, we suggest to consult the **Origin Report and Justification of the Proposal to Include a Statutory Provision on the Conclusion of Indemnity Agreements**.

4. Establish the Additional Value Generation Program of Bradesco Organization ("Program"), as attachment to this Proposal.

The Additional Value Generation Program is a corporate program aimed at companies directly or indirectly held by Bradesco that are dedicated to business models under development, present or future, with high potential of generating additional value to Bradesco's shareholders ("Additional Value Generation Assets"). The Additional Value Generation Program will be implemented at the corporate level of said Additional Value Generation Assets.

Through the Additional Value Generation Program, it is expected to recognize and encourage the dedication of key employees in the development of innovative business models, especially those related to applicable digital evolution, as well as to allow the attraction of professionals with a partner profile for the Additional Value Generation Assets, thus generating the rooting of the partnership culture in these companies.

Under the Additional Value Generation Program, the selected participants will have the opportunity to invest their own resources in the acquisition of ownership interest in the Additional Value Generation Assets and thereby participate in the generation of value to be delivered to Bradesco's shareholders over time, which will enable an alignment of the long-term interests of the participants with the interests of Bradesco's shareholders. Until a relevant liquidity event takes place, under the terms defined by the Board of Directors, the investment to be made by the participant in the acquisition of ownership interest in the Additional Value Generating Asset will have its return linked, among other conditions to be defined by the Board of Directors, to the conclusion of a relevant liquidity event with an independent third party in the Additional Value Generating Asset, according to terms and conditions to be defined by the Board of Directors.

The Additional Value Generation Program will be managed by Bradesco's Board of Directors, which will be responsible for selecting the Additional Value Generation Assets that may be subject to a specific Partnership plan, observing the guidelines and conditions set forth in the Additional Value Generation Program.

Statutory or non-statutory officers and/or key employees of Banco Bradesco and/or its controlled companies may be invited to participate in the Additional Value Generation Program, as selected by Bradesco's Board of Directors, by the board of directors existing in the respective Additional Value Generation Asset or by a committee appointed by Bradesco's Board of Directors or by the board of directors existing in the respective Additional Value Generation Asset.

Members of Bradesco's Board of Directors cannot participate in the Additional Value Generation Program.

It may be sold to the participants of the Additional Value Generation Program the maximum percentage of up to 5% (five percent) of the total number of shares or units that make up the capital stock of each Additional Value Generation Asset over time, on a fully diluted basis (i.e. considering any dilution arising from securities or instruments convertible into equity), whose limit will be verified upon each act of sale of new equity interest to the participants of the Additional Value Generation Program.

The price to be paid by the participant in the Additional Value Generation Program for the acquisition or subscription of equity interest in the Additional Value Generation Asset will be defined by Bradesco's Board of Directors, considering the following assumptions:

- if the Additional Value Generation Asset has not been part of a Relevant Transaction, the acquisition price will be the equity value according to an economic evaluation carried out by an independent third party appointed by the Board of Directors; or
- if the Additional Value Generation Asset has been part of a Relevant Transaction, the acquisition price shall be the market value practiced in the Relevant Transaction. In the event the Relevant Transaction is a primary and/or secondary public offering of shares, the acquisition price shall be determined based on the average share price of a certain number of trading days to be defined by the Board of Directors.

In any of the cases described in the items above, the Board of Directors may apply a discount on the acquisition price of up to 20% (twenty percent).

"Relevant Transaction" means a transaction, primary and/or secondary, carried out by an independent third party(ies) involving an equity interest equal to or greater than 10% (ten percent) of the capital stock of the relevant Additional Value Generation Asset, occurred in less than 12 (twelve) months, which is capable of attributing the market value of such Additional Value Generation Asset, in the understanding of the Board of Directors.

Proposal for the net income allocation of the fiscal year 2021

Dear shareholders,

Taking into account that Bradesco obtained during the year ended on December 31, 2021 the net income of R$21,945,687,393.70, the Board of Directors hereby submits, for examination and resolution, the proposal to allocate it as follows:

- ✓ R$1,097,284,369.69 for the "Profit Reserves - Legal Reserve" account;
- ✓ R$11,608,313,509.78 for the "Profit Reserves - Statutory" account;
- ✓ R$9,240,089,514.23, being R$7,240,089,514.23 for payment of interest on shareholders´ equity and R$2,000,000,000.00, as dividends. Both were fully paid, reaffirming that a new distribution of interest on equity/dividends for 2021 will not be proposed to the Shareholders' Meeting.

Additional information may be found in the Attachment on allocation of net income for the year, in accordance with Attachment 9-1-II of CVM Instruction No. 481/09.

Proposal for elect members to compose the Board of Directors

Dear shareholders,

The controlling shareholders of Banco Bradesco S.A., represented pursuant to its Bylaws, hereby submit, for examination and resolution, observing the provisions of the "caput" of Article 8 of the Company's Bylaws, proposals for the Company's Board of Directors to be comprised of, in the current fiscal year, 11 (eleven) members.

They propose also:

- The reelection of Messrs.

Luiz Carlos Trabuco Cappi, Brazilian, stable union, bank employee, Identity Card 5.284.352-X/SSP-SP, Individual Taxpayer's ID 250.319.028/68;
Carlos Alberto Rodrigues Guilherme, Brazilian, married, bank employee, Identity Card 6.448.545-6/SSP-SP, Individual Taxpayer's ID 021.698.868/34
Denise Aguiar Alvarez, Brazilian, divorced, educator, Identity Card 5.700.904-1/SSP-SP, Individual Taxpayer's ID 032.376.698/65
Milton Matsumoto, Brazilian, married, bank employee, Identity Card 29.516.917-5/SSP-SP, Individual Taxpayer's ID 081.225.550/04
Alexandre da Silva Glüher, Brazilian, married, bank employee, Identity Card 57.793.933-6/SSP-SP, Individual Taxpayer's ID 282.548.640/04
Maurício Machado de Minas, Brazilian, married, bank employee, Identity Card 7.975.904-X/SSP-SP, Individual Taxpayer's ID 044.470.098/62
Rubens Aguiar Alvarez, Brazilian, married, businessman, Identity Card 13.129.521-4/SSP-SP, Individual Taxpayer's ID 136.527.778/08
Samuel Monteiro dos Santos Junior, Brazilian, married, lawyer, OAB/RJ No. 42.122, Individual Taxpayer's ID 032.621.977/34 – **Independent Member**
Walter Luis Bernardes Albertoni, Brazilian, married, lawyer, Identity Card 14.009.886/SSP-SP, Individual Taxpayer's ID 147.427.468/48; – **Independent Member**
Paulo Roberto Simões da Cunha, Brazilian, married, accountant, Identity Card 4.840.176-6/SSP-SP, Individual Taxpayer's ID 567.047.048/68 – **Independent Member**

- The election of Mrs.:

Denise Pauli Pavarina, Brazilian, stable union, financial consultant, Identity Card 11.974.549-5/SSP-SP, Individual Taxpayer's ID 076.818.858-03 – **Independent Member**

The controlling shareholders clarify that its candidates filed, at Bradesco's headquarters, a statement, under penalty of law, that they fulfill the eligibility preconditions, pursuant to Articles 146 and 147 of Law No. 6,404/76 and to Resolution No. 4,122/12, of the National Monetary Council.

In addition to the statements above mentioned, Messrs. ***Samuel Monteiro dos Santos Junior***, ***Walter Luis Bernardes Albertoni***, ***Paulo Roberto Simões da Cunha*** and Mrs. ***Denise Pauli Pavarina*** have also presented a statement verifying their fitting in the independence criteria, namely:

- They are not shareholders with direct or indirect control of the company;
- Their voting power at the board meetings is not bound by shareholders' agreement the purpose of which is company-related subject matters;
- They are not spouses, life companions or direct or collateral relatives up to the second degree of the controlling shareholder, company administrator or controlling shareholder's administrator;
- They have not been, for the last three (3) years, employees or directors of the company or its controlling shareholder;
- They are not kin up to the second degree of the controlling shareholder, company administrator or controlling shareholder's administrator;
- They have not been, for the last three (3) years, employees or directors of affiliated, controlled or jointly controlled companies;
- They have no business relationships with the company, its controlling shareholder or with affiliated, controlled or jointly controlled companies;
- They have no position at a company or entity which keeps business relationships with the company or with its controlling shareholder with decision-making power in such company or entity; and
- They do not receive other compensation from the company, its controlling shareholder, or affiliated, controlled or jointly controlled companies besides the one relating to their activities as member of the board or committees of the company, of its controlling shareholder, its affiliated companies, controlled companies or companies under common control, except for cash payments relating to equity interest in the company and benefits originating from complementary pension plans.

If re-elected and elected, everyone shall have their names submitted to Central Bank of Brazil for approval, upon which they shall take office for a term of two (2) years, to be

extended up to the installation of the new Board Members to be elected at the Ordinary General Meeting to be held in 2024.

Finally, the Company states that:

- the election of the members of the Board of Directors shall take place through individual vote;

- the number of members above mentioned may be increased by a decision to be taken by the shareholders at the same Meeting in the following cases;

  - in case of a requirement for the adoption of the multiple voting system that complies with the applicable legal and regulatory requirements (caput and Paragraph One of Article 141 of Law No. 6,404/76 and CVM Instruction No. 165/91); or

  - in case the minority shareholders exercise their right to elect member for the Board of Directors in a separate vote, provided that the requirements in Paragraphs Four to Six of Article 141 of Law No. 6,404/76 be fulfilled;

- in accordance with the provisions in Article 110 of Law No. 6,404/76, which provides that "each common share corresponds to 1 (one) vote in the deliberations of the Shareholders' Meeting", in case the adoption of the multiple vote process is required and if there is also a nomination of candidates for the separate election process, the common shareholder may will not participate of both voting processes with the same shares.

For additional information, consult the resumes of the candidates for the Board of Directors by the controlling shareholders, in accordance with the Items 12,5 to 12,10 of Attachment 24 of CVM Instruction No. 480/09.

Proposal for elect members to compose the Fiscal Council

Dear shareholders,

Article 20 of the Company's Bylaws and Article 2 of the Internal Charter of the Fiscal Council inform that the Body shall be composed of three (3) to five (5) effective members and an equal number of alternates, shareholders or not.

Considering the provisions of letter "b" of Paragraph Four of Article 161 of Law No. 6,404/76, the controlling shareholders of the Company hereby submit to you proposal for the election of the Fiscal Council's members, all with 1-year term of office, until the Annual Shareholders' Meeting to be held in 2023, as follows:

a) as effective members:

Domingos Aparecido Maia, Brazilian, married, accountant, Identity Card 7.220.493-X/SSP-SP, Individual Taxpayer's ID 714.810.018/68
Joaquim Caxias Romão, Brazilian, married, lawyer, OAB/SP No. 181.860, Individual Taxpayer's ID 010.264.668/65
José Maria Soares Nunes, Brazilian, in stable union, accountant, Identity Card 10.729.603-2/SSP-SP, Individual Taxpayer's ID 001.666.878/20

b) as alternates of the members above mentioned, respectively, Messrs.:

Frederico Willian Wolf, Brazilian, married, business administrator, Identity Card 6.479.490-8/SSP-SP, Individual Taxpayer's ID 882.992.108/44
Artur Padula Omuro, Brazilian, marrried, business administrator, Identity Card 9.379.198-7/SSP-SP, Individual Taxpayer's ID 024.712.498/25
Luiz Eduardo Nobre Borges, Brazilian, married, accountant, Identity Card 24.647.000-8/SSP-SP, Individual Taxpayer's ID 185.221.388/42

We clarify that the candidates appointed by the Company´s controlling shareholders filed at the Company's headquarters a statement, under legal penalties, declaring that they are not prevented from performing the management of a commercial company due to criminal conviction and that they fulfill the conditions set forth in Article 162 of Law No. 6,404/76. Should they be elected, they will take office after their names are approved by the Central Bank of Brazil.

For additional information, consult the resumes of the candidates for the Fiscal Council by the controlling shareholders, in accordance with the Items 12,5 to 12,10 of Attachment 24 of CVM Instruction No. 480/09.

Appointment of candidates to compose the Fiscal Council formalized by preferred shareholders

Dear Shareholders,

Pursuant to item "a" of Paragraph Four of Article 161 of Law No. 6,404/76, below we make available the names and qualifications of the candidates appointed by IGN Participações Ltda., Magnat Participações Ltda. and other shareholders, **non-controlling shareholders holders of preferred shares issued by the Company**, to compose the Fiscal Council:

Effective Member	Alternate Member
Cristiana Pereira, Brazilian, married, economist, Identity Card 10.866.244-5/SSP-SP, Individual Taxpayer's Registry 120.701.098/79	***Ava Cohn***, Brazilian, married, business administrator, Identity Card 11.073.381-2/SSP-SP, Individual Taxpayer's Registry 090.196.928-10

The candidates above mentioned filed at the Company's headquarters a statement, under legal penalties, declaring that they are not prevented from performing the management of a commercial company due to criminal conviction and that they fulfill the conditions set forth in Article 162 of Law No. 6,404/76. Should they be elected, they will take office after their names are approved by the Central Bank of Brazil.

For additional information, consult the Resumes of the candidates for the Fiscal Council by the preferred shareholders, in accordance with the Items 12,5 to 12,10 of Attachment 24 of CVM Instruction No. 480/09.

Appointment of candidates to compose the Fiscal Council formalized by non-controlling common shareholders

Dear shareholders,

Pursuant to item "a" of Paragraph Four of Article 161 of Law No. 6,404/76, below we made available the names and qualifications of the candidates appointed by PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil, **non-controlling shareholder holder of common shares issued by the Company**, to compose the Fiscal Council:

Membro Efetivo	Membro Suplente
Ivanyra Maura de Medeiros Correa, Brazilian, married, engineer, Identity Card 59.886.740-5/SSP-SP, Individual Taxpayer's Registry 009.092.797-48	***Eduardo Badyr Donni***, Brazilian, married, chemical engineer, Identity Card 53.526.127-5, Individual Taxpayer's Registry 746.941.207-78

The candidates above mentioned filed at the Company's headquarters a statement, under legal penalties, declaring that they are not prevented from performing the management of a commercial company due to criminal conviction and that they fulfill the conditions set forth in Article 162 of Law No. 6,404/76. Should they be elected, they will take office after their names are approved by the Central Bank of Brazil.

For additional information, consult the resumes of the candidates for the Fiscal Council by the non-controlling common shareholders, in accordance with the Items 12,5 to 12,10 of Attachment 24 of CVM Instruction No. 480/09.

Proposal for the overall Management compensation and social security

Dear Shareholders,

The Board of Directors of the Company hereby submits for your examination and approval, proposal for establish the overall compensation and social security of the Management, for the year 2022, in the total of up to R$878,918,367.00, being:

- R$515,918,367.00, fixed and variable compensation;
- R$363,000,000.00 to funding of the management pension plan.

It should be noted that the CVM Committee Members expressed an understanding in a meeting held on December 8, 2020 (CVM Process No. 19957.007457/2018-109) that the employer's social contributions are not covered by the concept of "benefit of any nature" pursuant to Article 152 of Law No. 6,404/76, not incorporating the amounts of overall or individual compensation subject to approval by the Shareholder's Meeting.

The Company clarifies that:

1) the proposed values have not changed in relation to the ones approved in the Annual Shareholders' Meeting held in 2021 and are consistent with the great experience of the Managers and their high degree of knowledge about the Company, given that most of them built their careers in the Organization itself, as well as the need to retain their talents in an increasingly competitive market; and
2) it will be incumbent on the Remuneration Committee to continue assessing the corporate performance, the fulfillment of the objectives and the sustainability of the business, for the purpose of checking whether the results justify the distribution of the overall annual amount of the compensation up to the limit proposed.

   Pursuant to letter "p" of Article 9 of the Bylaws, the Board of Directors will decide on the distribution of the annual overall amount of the compensation and social security to its own members and to the members of the Board of Executive Officers.

For further details, consult the Attachment Information on Management Compensation, in accordance with the Item 13 of Attachment 24 of CVM Instruction No. 480/09.

Proposal for the monthly compensation of the Fiscal Council's effective members

Dear Shareholders,

The Board of Directors of this Company hereby submits for your examination and resolution the proposal for the monthly compensation for the Fiscal Council´s members, being:

- ✓ R$20,000.00 for each effective member; and
- ✓ R$5,000.00 for each alternate member.

The proposed amount meets the provisions of Paragraph Three of Article 162 of Law No. 6,404/76, which establishes that the compensation for the Fiscal Council's members will be determined by the Shareholders' Meeting in which they are elected and that it cannot be lower, for each member in office, than ten percent (10%) of the monthly compensation that, on average, is attributed to each Officer as fixed compensation, without the payment, according to current legislation, of benefits, representation expenses and Company's profit sharing, in any other denomination.

The value of the compensation of the effective members was increased by 11.11% in relation to that established at the Annual Shareholder's Meeting of 2021 and the compensation for the alternate members of the Fiscal Council, established from the present fiscal year, in line with the market trends and to value professionals who will occupy important supervisory positions in the Company.

For further details, consult the Attachment Information on Management Compensation, in accordance with the Item 13 of Attachment 24 of CVM Instruction No. 480/09.

.

Supplementary Information

bradesco

Attachment 14 required by Article 14 of CVM Instruction No. 481/09, relative to the share capital increase

1. Inform the amount of the increase and of the new share capital

Increase of R$4,000,000,000.00, raising the share capital from R$83,100,000,000.00 to R$87,100,000,000.00

2. Inform if the increase shall be carried out by means of: (a) the conversion of debentures or other debt securities into shares; (b) the exercise of the subscription rights or of the subscription bonus; (c) the capitalization of income or reserves; or (d) the subscription of new shares

Increase through the capitalization of part of the balance of the "Profit Reserves - Statutory Reserve" account, in accordance with the provisions of Article 169 of Law No. 6,404/76, with a bonus of 10% in shares.

3. Explain in detail the reasons for the increase and its legal and economic consequences

The Capital Increase aims at increasing the liquidity of the shares in the market, considering that a greater amount of outstanding shares may generate growth in the business, may enable an adjustment in the shares price, making the unit price become more attractive and accessible to a larger number of investors and also improve the compliance of the balance of profit reserves with the legal limits.

The operation shall give rise to:

- ✓ ***legal effects*** exclusive due to by virtue of the attribution of ownership of 1 new share to each 10 shares of the same type previously held, preserving the proportional ownership of all of the shareholders, without distinction; and

- ✓ ***economic effects*** arising from the increment of 10% in the total amount of interest on shareholders' equity and/or dividends paid monthly, benefiting proportionately all of the shareholders. There shall be maintenance of the monthly amount of interest on shareholders' equity and/or dividends per share, by changing the total amount due to the greater number of shares issued and received by the shareholders due to the bonus stock.

4. Provide a copy of the Fiscal Council's opinion, if applicable

A full transcription of the Fiscal Council's Report recorded in the Meeting held on February 8, 2022: "**Fiscal Council's Report - Banco Bradesco S.A. –** The members of the Fiscal Council, pursuant to the provisions in Item III of Article 163 of Law No. 6,404/76, having

conducted the examination of the Board of Directors' Proposals of Bradesco, to be submitted to its shareholders in the Special Shareholders' Meeting to be held on March 10, 2022, to i) cancel the shares held in treasury; and ii) increase the share capital, in the amount of R$4 billion, by means of capitalization of reserves with 10% bonus stock, both with the consequent amendment of "caput" of Article 6 of the Bylaws, registered in the Meeting of the mentioned Body, held on this date, have an opinion that both the proposals are ready to be assessed by the Company´s shareholders on the Special Shareholders' Meeting to be held on March 10, 2022, at 4 p.m." Cidade de Deus, Osasco, SP, on February 8, 2022. (sgd) Domingos Aparecido Maia, Ariovaldo Pereira, José Maria Soares Nunes, Ivanyra Maura de Medeiros Correia and Cristiana Pereira."

5. In the event of a capital increase by means of subscription of shares

This is not applicable, since the share capital increase shall not be carried out by means of subscription of shares, but through capitalization of the profit reserves.

6. In the event of capital increase by means of capitalization of income or reserves

a. Inform whether the par value of the shares shall be changed, if applicable, or whether new shares shall be distributed among the shareholders

The shares issued by the Company, pursuant to a statutory provision, have no par value, including the ones to be issued as a result of the proposed share capital increase. The 968,953,456 shares to be issued are granted free of charge to the shareholders, as bonus stock, in a proportion of 1 new share for each 10 shares held of the same type that the shareholders detain on the base date.

b. Inform whether the capitalization of income or reserves shall occur with or without change of the number of shares in the companies having shares with no par value

The capitalization proposed herein shall increase the number of shares issued by the Company as follows:

Number of shares	Current	Shares in treasury cancelled	Position after the cancellation	Bonus stock (10%)	Position after Bonus Stock
Common (ON)	4,870,579,247	17,493,900	4,853,085,347	485,308,534	5,338,393,881
Preferred (PN)	4,848,500,325	12,051,100	4,836,449,225	483,644,922	5,320,094,147
Total	9,719,079,572	29,545,000	9,689,534,572	968,953,456	10,658,488,028

c. In the event of distribution of new shares

i. State the number of shares issued of each type and class

Number of Shares Issued by Type	
Common (ON)	485,308,534
Preferred (PN)	483,644,922
Total	968,953,456

ii. Inform the percentage of shares to be received by the shareholders

All shareholders shall receive, as bonus stock, 10% of their shareholding position.

iii. Describe the rights, advantages and restrictions attributed to the shares that are to be issued.

Type	Rights	Advantages	Restrictions
Common (ON)	• voting right; • in the event of a public offering, due to possible change of control of the Company, the common shares that are not part of the controlling group shall be entitled to receive one hundred percent (100%) of the amount paid per common share owned by the controllers.	• they shall be entitled to dividends and/or interest on shareholders' equity that may be declared as from the date of their inclusion in the position of shareholders. They shall also be entitled, in full, to possible advantages granted with the other shares as per the mentioned date.	• the conversion of common shares into preferred shares is not permitted.
Preferred (PN)	• priority in the reimbursement of the share capital, in the event of liquidation of the Company; • dividends that are ten percent (10%) higher than those attributed to common shares; • inclusion in a public offering resulting from a possible disposal of control of the Company, whereby the holders are assured receipt of a price equal to eighty	• as above.	• they have no right to vote, except in the cases provided for by law; • the conversion of preferred shares into common shares is not permitted.

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	percent (80%) of the amount paid per common share, as part of the controlling group.		

iv. Inform the acquisition cost, in *Reais* per share, to be assigned so that the shareholders can comply with Article 10 of Law No. 9,249, of December 26, 1995 (with new wording given by Law No. 12,973/14)

The cost attributed to the bonus shares is R$4.128165265 per share, regardless of the type of share.

v. Inform the treatment given for fractions, if applicable

The bonus shares shall always occur in whole figures. The remaining shares resulting from fractions of shares shall be separated, grouped into whole figures and sold in an auction to be held at B3 S.A. – Brasil, Bolsa, Balcão, whose date shall be determined after the process is duly approved by the Central Bank of Brazil (BACEN).

After the approval by BACEN and the holding of the mentioned auction, the relevant amounts shall remain available for the shareholders entitled thereto.

d. Inform the deadline set forth in Paragraph 3 of Article 169 of Law No. 6,404/76

Before the auction specified in item 6.c.v, the Company shall establish a time limit of not less than thirty (30) days, during which the shareholders may transfer the fractions of shares.

e. Inform and provide the information and documents mentioned in item 5, when applicable

Not applicable.

7. In the event of capital increase by conversion of debentures or other debt securities into shares or by means of the exercise of subscription bonus

Not applicable.

8. The provisions in items 1 to 7 of this Attachment shall not apply to capital increases arising from an option plan, in which case the issuer must inform: "..."

Not applicable.

Details of the origin and justification of the proposed statutory changes and analysis of their legal and economic effects

1) The proposed amendment in the "caput" of Article 6 of the Bylaws stems from the:

a) cancellation of 29,545,000 nominal book-entry shares, without par value, issued by the Company, held in treasury, without the reduction of the share capital, of which 17,493,900 are common and 12,051,100 are preferred shares, acquired by means of share repurchase programs; The Company's Management foresees that the mentioned statutory amendment will produce:

- ✓ ***legal effects***: exclusively due to the reduction in the quantity of common and preferred shares in which the share capital of the Company is divided; and

- ✓ ***economic effects***: for shareholders, due to the reduction of the quantity of common and preferred shares issued by the Company, with the consequent increase of their respective shares in the share capital. For the Company, the cancellation of treasury shares does not generate economic effects. It is worth noting that the shares held in treasury, to be canceled, had the political and economic rights suspended since their acquisition by Bradesco.

b) increase in the share capital of Bradesco by the capitalization of existing profit reserves and the consequent issuing of shares that will be allocated free of charge to shareholders, as a bonus, in the proportion of 1 new share for every 10 shares of the same type held by shareholders on the base date. Bradesco's Management provisions that the mentioned increase in the share capital through capitalization of existing profit reserves and issuance of shares, if approved, will produce:

- ✓ ***legal effects:*** exclusively related to the allocation of ownership of 1 new share for every 10 shares of the same type previously held by the shareholder, preserving the proportional shareholding of all shareholders, indistinctly; and

- ✓ ***economic effects:*** arising from the 10% increase in the overall amount of interest on shareholders' equity and/or dividends paid monthly, benefiting proportionally all shareholders. The monthly value of interest on shareholders' equity and/or dividends per share will be maintained, changing only the overall amount due to the largest number of shares issued and received as a bonus by shareholders.

2) Amendment of Paragraph One of Article 7 results from the enactment of Law No. 14,195/2021, which included Paragraph Three of Article 138 of Law No. 6,404/76

establishing the disallowance, in open companies, in the case of Bradesco, of the accumulation of the position of Chairman of the Board of Directors and of the position of Chief Executive Officer or main executive of the company.

Legal and economic effects

We do not see any legal and economic effects for this proposal.

3) The amendment to the wording of item "e" of Article 9 aims to improve the governance currently existing, establishing as the competence of the Board of Directors to authorize the acquisition, disposal or encumbrance of equity stake or assets belonging to the Non-Current Assets, involving the Company and its companies controlled directly or indirectly, when the value is greater than 0.5% of the Shareholders' Equity of Banco Bradesco S.A. itself, recorded in the last audited balance sheet.

Legal and economic effects

We do not see any legal and economic effects for this proposal.

4) The amendment of the "caput" of Article 22 arises from the fact that the Company, since 2004, has a Remuneration Committee, which acts on behalf of all the Institutions that are members of Bradesco Organization. The proposed amendment gives the possibility of constituting Remuneration Committees in other companies that make up the Organization, in order to meet the specific characteristics of each of them, or the utilization by the Companies of Bradesco's Compensation Committee.

Legal and economic effects

We do not see any legal and economic effects for this proposal.

5) The amendment of item "a" of Article 24 aims only to adapt the minimum term for convening the Shareholders' Meetings of Bradesco in the term established for making available the documents referred to in Article 133 of Law No. 6,404/76.

Legal and economic effects

We do not see any legal and economic effects for this proposal.

6) The establishment of Section XIII and, hence, of Article 29 and Sole Paragraph aims to allow the execution of indemnity agreements on behalf of the management members, members of the supervisory bodies and technical committees, representatives and employees of the Company and/or of other companies members of Bradesco

Organization. The Board of Directors will have the power to approve the rules, procedures, conditions and limitations of the indemnity agreements.

Legal and economic effects

The execution of indemnity agreements may result in legal and economic effects for the Company, since it will be compelled to, following the rules, procedures, conditions and limitations to be approved by the Board of Directors, pay for expenses, indemnifications, and other values incurred by the beneficiaries of such agreements due to complaints, inquiries, investigations, arbitration, judicial or administrative proceedings, in Brazil or abroad, involving acts performed by the beneficiaries in the regular exercise of their attributions or powers at the Company and/or at other companies members of Bradesco Organization.

Further information on this matter can be found on "Exhibit - Report on the Origin and Justification for the Proposal to Include in Company's Bylaws a Provision Regarding the Execution of Indemnity Agreements".

Current Wording	Wording Proposed
Section I – The Organization, Duration and Headquarters	***Unaltered***
Article 1) Banco Bradesco S.A., a publicly-held company, hereinafter referred to as the Company, which is governed by these Bylaws.	***Unaltered***
Sole Paragraph - With the creation of the Company on June 26, 2001, in the special listing segment called Tier 1 of Corporate Governance of B3 S.A. - Brazilian Exchange & OTC (B3), the Company, its shareholders, managers and members of the Fiscal Council are subject to the provisions of Tier 1 of Corporate Governance Listing Regulation of the B3 (Tier 1 Regulation). The Company, its managers and shareholders must also observe the provisions of the Regulation for Listing of Issuers and Admission to Trading of Securities, including the rules concerning the withdrawal and exclusion of trading of securities admitted to trading on Organized Markets managed by B3.	***Unaltered***
Article 2) The Company's term of duration is indefinite.	***Unaltered***
Article 3) The Company's headquarters and jurisdiction are located in the administrative center called "Cidade de Deus", in Vila Yara, city and judicial district of Osasco, State of São Paulo.	***Unaltered***
Article 4) The Company may establish or close Branches in the Country, at the discretion of the Board of Executive Officers, and Abroad, upon the additional approval by the Board of Directors, hereinafter referred to as the Board, which shall also be responsible for approving the incorporation and/or closure of any other Bradesco Premises/Subsidiaries outside of the Brazilian territory.	***Unaltered***

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Section II - Corporate Purpose	*Unaltered*
Article 5) The Company's corporate purpose is of conducting general banking activities, including foreign exchange transactions, and administration of security portfolios, in the functions of fiduciary administrator and manager of funds.	*Unaltered*
Section III - Share capital	*Unaltered*
Article 6) The share capital is R$83,100,000,000.00 (eighty-three billion and one hundred million), divided into 9,719,079,572 (nine billion, seven hundred nineteen million, seventy-nine thousand, five hundred and seventy-two) nominal book-entry shares, with no par value, of which 4,870,579,247 (four billion, eigth hundred and seventy million, five hundred and seventy-nine thousand, two hundred and forty-seven) are common shares and 4,848,500,325 (four billion, eigth hundred and forty-eight million, five hundred thousand, three hundred and twenty-five) are preferred shares.	**Article 6)** The share capital is ***R$87,100,000,000.00 (eighty-seven billion and one hundred million)***, divided into ***10,658,488,028 (ten billion, six hundred fifty-eight million, four hundred eighty-eight thousand and twenty-eight)*** nominal book-entry shares, with no par value, of which ***5.338.393.881 (five billion, three hundred and thirty-eight million, three hundred and ninety-three thousand, eight hundred and eighty-one)*** are common shares and ***5.320.094.147 (five billion, three hundred and twenty million, ninety-four thousand, one hundred and forty-seven)*** are preferred shares.
Paragraph One - Common shares shall confer on its holders the rights and privileges provided by law. In the event of a public offering, due to a possible change of control of the Company, the common shares that are not part of the controlling group shall be entitled to receive one hundred percent (100%) of the amount paid per common share owned by the controllers.	*Unaltered*
Paragraph Two - Preferred shares shall have no voting rights, shall entitle their holders to the following rights and privileges:	*Unaltered*
a) priority in the reimbursement of the share capital, in the event of liquidation of the Company;	*Unaltered*
b) dividends that are ten percent (10%) higher than those ascribed to common shares;	*Unaltered*

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c) inclusion in a public offering resulting from a possible alienation of the control of the Company, whereby the holders are assured receipt of a price equal to eighty percent (80%) of the amount paid per common share, as part of the controlling group.	***Unaltered***
Paragraph Three – In the event of a capital increase, at least fifty percent (50%) of the capital shall be paid at the time of subscription and the remaining amount shall be paid upon a call by Board of Executive Officers, pursuant to legal precepts.	***Unaltered***
Paragraph Four - The Company's shares are all of the book-entry kind, which are kept in deposit accounts of the Company itself, issued in favor of their holders, without issuance of certificates, whereby the shareholders may be charged for the cost of the service relative to the transfer of ownership of such shares.	***Unaltered***
Paragraph Five - The following shall not be permitted:	***Unaltered***
a) conversion of common shares into preferred shares and vice-versa;	***Unaltered***
b) issuance of beneficiary portions.	***Unaltered***
Paragraph Six – The Company may, subject to authorization of the Board, acquire shares issued by the Company itself, for cancellation or temporary maintenance in treasury, and subsequent sale.	***Unaltered***
Section IV - Management	***Unaltered***
Article 7) The Company shall be managed by a Board of Directors and a Board of Executive Officers.	***Unaltered***
Paragraph One – The positions of CEO and Chairman of the Board of Directors may not be exercised by the same person, except for the cases of vacancy that should be specifically disclosed to the market and for which the relevant measures should be taken	**Paragraph One** - The positions of Chairman of the Board of Directors and CEO or ***main executive*** may not be exercised by the same person.

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to fill the respective positions within one hundred and eighty (180) days.	
Paragraph Two - The investiture of members of the Board of Directors and Board of Executive Officers shall be subject to prior signature of the Management Statement of Consent, pursuant to the Tier 1 Regulation, as well as the compliance with applicable legal requirements.	***Unaltered***
Paragraph Three - The members of the Board of Directors and of the Board of Executive Officers shall have a unified term of office of two (2) years, in which reelection is permitted, which shall extend until the investiture of new elected managers.	***Unaltered***
Paragraph Four - Notwithstanding the provisions of the preceding Paragraph, the members of the Board of Executive Officers shall exercise their terms only until the day on which they reach sixty-five (65) years of age.	***Unaltered***
Section V - Board of Directors	***Unaltered***
Article 8) The Board of Directors shall consist of six (6) to eleven (11) members elected by the Shareholders' Meeting, who shall choose, among themselves, in accordance with the provisions of Paragraph One of Article 7, one (1) Chairman and one (1) Vice-Chairman.	***Unaltered***
Paragraph One - The decisions of the Board shall only be valid if approved by an absolute majority of the effective members, including the Chairman, who shall have the casting vote, in the event of a tie.	***Unaltered***
Paragraph Two – The participation shall be permitted for any member that is absent for justifiable reasons, by means of a teleconference or videoconference or by any other means of communication that can assure the effectiveness of his/her participation, and his/her vote shall be considered valid for all legal purposes.	***Unaltered***

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Paragraph Three – In the event that the position of the Chairman of the Board being vacant or the Chairman being absent or temporarily unavailable, the Vice-Chairman shall take over. In the absences or temporary impediments of the latter, the Chairman shall designate a substitute from among the other members. If there is a vacancy in the position of Vice-Chairman, the Board shall appoint a substitute from among its members, who shall serve for the time missing to complete the term of office of the replaced member.	***Unaltered***
Paragraph Four – In the event of temporary or permanent leave of any other Board member, the remaining members may appoint a substitute, to serve on a temporary or permanent basis, with due regard for the precepts of law and of these Bylaws.	***Unaltered***
Article 9) In addition to the duties set forth by law and these Bylaws, the Board include the following:	***Unaltered***
a) to ensure that the Board of Executive Officers is always strictly capable of performing its duties;	***Unaltered***
b) to ensure that the social businesses are conducted with probity, so as to preserve the good name of the Company;	***Unaltered***
c) whenever possible, to preserve administrative continuity, which is strongly recommended for the stability, prosperity and security of the Company;	***Unaltered***
d) to establish the general orientation of the Company's business, including the decisions on the constitution and functioning of Operating Portfolios, defining policies and limits to be observed by the Management;	***Unaltered***
e) in the event of operations with companies that are not part of the Bradesco Organization, to authorize the acquisition, disposal or encumbrance of Non-Current Asset items and the holdings of a non-	***e) authorize the Company, as well as its directly and indirectly controlled companies, to acquire, encumber or sale equity interest or assets that are part of the Non-Current Assets, if its amount is***

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permanent nature of the Company and its directly and indirectly controlled subsidiaries if their amounts are more than one percent (1%) of their corresponding Shareholders' Equity;	***more than half percent (0.5%) of the Company's Net Equity, calculated on the last audited balance sheet.***
f) to decide on the trading of shares issued by the Company itself, pursuant to Paragraph Six of Article 6;	***Unaltered***
g) to authorize the granting of any form of donation, contribution or assistance, regardless of the beneficiary, observing the rules and jurisdictions established by the Board of Directors in internal rules;	***Unaltered***
h) to approve the payment of dividends and/or interest on shareholders' equity proposed by the Board of Executive Officers;	***Unaltered***
i) to submit to the Shareholders' Meeting the proposals that aim at increasing or reducing the share capital, grouping, bonuses or the unfolding of actions, mergers, incorporations, or spin-offs and statutory reforms of the Company;	***Unaltered***
j) to manifest themselves in relation to any public offering having as subject-matter shares or securities that can be converted or exchanged for shares of the Company, which shall contain, among other relevant information, the opinion of Management concerning the possible acceptance of the public offering and of the economic value of the Company;	***Unaltered***
k) to manifest themselves on corporate events that may give rise to a change of control, determining if they ensure fair and equitable treatment for the shareholders of the Company;	***Unaltered***
l) to take a decision on the associations that involve the Company or its subsidiaries, including the participation in shareholders' agreements;	***Unaltered***
m) to approve the application of funds deriving from tax incentives;	***Unaltered***

n) to examine and resolve on the budgets and financial statements submitted by the Board of Executive Officers;	***Unaltered***
o) to bring into its sphere of deliberation specific subjects of interest for the Company and to decide on the omitted cases;	***Unaltered***
p) limited to the annual global amount approved by the Shareholders' Meeting, to perform the distribution of remuneration and social security funding for the Managers;	***Unaltered***
q) to establish the compensation of the members of Audit Committee, with due regard for the market parameters; and	***Unaltered***
r) to supervise the management environment of risks and internal controls.	***Unaltered***
s) constantly seek to align the Company´s strategic planning with ESG (Environmental, Social and Governance) aspects.	***Unaltered***
Sole Paragraph - The Board may assign special duties to the Board of Executive Officers and any of its members, as well as establish committees to deal with specific matters within the scope of the Board of Directors.	***Unaltered***
Article 10) The Chairman of the Board shall preside the meetings of the Body, subject to the provisions of Paragraph Three of Article 8.	***Unaltered***
Sole Paragraph – The Chairman of the Board may call the Board of Executive Officers and participate, together with other Board members, in any of its meetings.	***Unaltered***
Article 11) The Board shall meet regularly six (6) times per annum and, extraordinarily, when the interests of the company so require, as convened by its Chairman, or half of the remaining members, drawing up the minutes for each meeting.	***Unaltered***
Section VI – Board of Executive Officers	***Unaltered***
Article 12) The Board of Executive Officers of the Company is elected by the Board of Directors, and shall consist of eighty-three (83) to one hundred and eight (108)	***Unaltered***

members, distributed, at the Board's discretion, as follows: i) seventeen (17) to twenty-seven (27) Executive Officers, with one (1) Chief Executive Officer and sixteen (16) to twenty-six (26) Officers that are distributed among the positions of Executive Vice President, Managing Officer and Deputy Officer; and ii) sixty-six (66) to eighty-one (81) Officers, who are distributed among the positions of Department Officer, Officer and Regional Officer.	
Paragraph One – The Board of Directors shall establish, in the first meeting of the Body that takes place after the Annual Shareholders' Meeting that elected them, and whenever necessary, the number of officers to be elected, designating them, by name, within the positions in the "caput" of this Article, subject to the provisions of Paragraph One of Article 7 and the requirements of Articles 17, 18 and 19 of these Bylaws.	***Unaltered***
Paragraph Two – The requirements established in Articles 18 and 19 may be exempted by the Board in an exceptional case, up to a limit of one quarter (¼) of the total number of Executive Officers, except in relation to the Officers appointed for the positions of CEO and Vice President.	***Unaltered***
Article 13) It is incumbent upon the officers to manage and represent the Company and bind it by means any acts and agreements of its interest, and may waiver or forbear rights, and acquire, dispose of or encumber goods or assets pursuant to Paragraph Four of this Article and item "e" of Article 9 of these Bylaws.	***Unaltered***
Paragraph One - With the exceptions provided for expressly in these Bylaws, the Company is only obliged, by the joint signatures of at least two (2) Officers, one of them being the Chief Executive Officer or	***Unaltered***

Vice President.	
Paragraph Two - The Company may also be represented by at least one (1) Officer and one (1) attorney, or by at least two (2) attorneys, and jointly, specifically represented by two (2) Officers, as described in the previous paragraph, with the relevant power of attorney mentioning their powers, the acts that they can practice and their term.	***Unaltered***
Paragraph Three - The Company may also be represented separately by any member of the Board of Executive Officers or by an attorney with specific powers, in the following cases:	***Unaltered***
a) term of office with an "ad judicia" clause, in which the power of attorney may have an indeterminate period and be reinstated;	***Unaltered***
b) upon summoning or subpoenas;	***Unaltered***
c) participation in biddings;	***Unaltered***
d) in the Shareholders' Meetings of companies or investment funds in which the company participates, as well as those of which it is a partner or affiliated entity;	***Unaltered***
e) with Government bodies and offices, provided that it does not involve the assumption of responsibilities and/or obligations by the Company;	***Unaltered***
f) in-court testimony; and	***Unaltered***
g) before the certifying entities to obtain digital certificates.	***Unaltered***
Paragraph Four - Department Officers, Officers and Regional Officers are forbidden to practice acts that imply the sale and encumbrance of assets and rights of the Company.	***Unaltered***
Article 14) In addition to the normal assignments given to them by law and by these Bylaws, it is specifically up to each member of the Board of Executive Officers:	***Unaltered***
a) for the Chief Executive Officer: (i) to coordinate the execution of the strategic	***Unaltered***

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plan outlined by the Board of Directors; (ii) to promote the distribution of responsibilities and of the areas the Executive Officers are responsible for; (iii) to supervise and coordinate, directly, the actions of the Executive Vice Presidents and, indirectly, of the other members of the Board of Executive Officers; and (iv) to preside over the meetings of the Board of Executive Officers;	
b) for the Vice Presidents: (i) to collaborate with the Chief Executive Officer in the performance of their duties; (ii) to replace, when appointed by the Board of Directors, the CEO in their absences or temporary impediment; and (iii) to supervise and coordinate, directly, the actions of the Managing Officers and, indirectly, of the other members of the Board of Executive Officers, within the scope of their reporting line;	***Unaltered***
c) for the Managing Officers: to perform the functions assigned to them, supervising and coordinating the actions of the officers that are within the scope of their reporting line;	***Unaltered***
d) for the Deputy Officers: to perform the functions assigned to them, supervising and coordinating the actions of the officers that are in the scope of their reporting line;	***Unaltered***
e) for the Department Officers: to conduct activities of the Departments to which they belong;	***Unaltered***
f) for the Officers: to perform the tasks assigned to them; and	***Unaltered***
g) for the Regional Officers: to guide and supervise the Service Points under their jurisdiction and comply with the duties to which they are assigned.	***Unaltered***
Article 15) The Board of Executive Officers shall hold ordinary meetings on a weekly basis, and special meetings whenever necessary. The decisions taken shall only be valid when more than half of the effective	***Unaltered***

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members attend the relevant meeting. The presence of the Chief Executive Officer or his/her substitute, who shall have the casting vote in the case of a tie, is mandatory. The special meetings shall be held whenever called by the Chairman of the Board, the Chief Executive Officer or by half of other Executive Officers.	
Article 16) In the event of a vacancy, absence or temporary impediment of the Chief Executive Officer, the Board shall appoint his/her alternate.	***Unaltered***
Article 17) In order to exercise the position of Officer it is necessary to dedicate themselves to the Company and observe its internal rules, where the exercise of other activities that conflict with the objectives of the Company is forbidden.	***Unaltered***
Article 18) To be eligible for the position of Executive Officer, the candidate must, on the date of the election to have belonged to the staff of employees or managers of the Company or associated companies for more than ten (10) years, uninterruptedly, with observance of the provisions of Paragraph Two of Article 12 of these Bylaws.	***Unaltered***
Article 19) To be eligible for the position of Department Officer, Officer and Regional Officer, the candidate must, on the date of the election, belong to the staff of employees or managers of the Company or associated companies, with observance of the provisions of Paragraph Two of Article 12 of these Bylaws.	***Unaltered***
Section VII – Fiscal Council	***Unaltered***
Article 20) The Fiscal Council, the functioning of which shall be permanent, shall be consisting of three (3) to five (5) regular members and of an equal number of Deputies.	***Unaltered***
Section VIII - Audit Committee	***Unaltered***

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Article 21) The Company shall have an Audit Committee consisting of three (3) to five (5) members of recognized technical competence, being one (1) Coordinator, appointed and dismissible by the Board of Directors, with a two (2)-year term of office, extending up to the investiture of new members appointed.	***Unaltered***
Paragraph One - The members of the Audit Committee may only rejoin the body, after at least 3 (three) years have elapsed since the last permitted reappointment.	***Unaltered***
Paragraph Two - Up to one-third (⅓) of the members of the Audit Committee may be reappointed to the body for a single consecutive term only, disregarding the period provided in Paragraph One.	***Unaltered***
Paragraph Three - In addition to those provided for by law or regulations, the following are also attributions of the Audit Committee:	***Unaltered***
a) recommending to the Board of Directors the outside firm that should be hired to provide independent audit services, the amount of compensation that such firm should receive and providing recommendations as to substitute auditors;	***Unaltered***
b) reviewing statutory financial statements prior to their disclosure, including the explanatory notes of the financial statements, the independent auditors' report and any management reports;	***Unaltered***
c) to assess the effectiveness of internal and independent audits, including in relation to the verification of compliance with legal and normative provisions that are applicable to the Company, as well as internal codes and regulations;	***Unaltered***
d) to assess the compliance by the Company's Board of Executive Officers, with the recommendations made by the independent or internal auditors, as well as recommending to the Board of Directors the	***Unaltered***

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resolution of any possible conflicts between the external auditors and the Board of Executive Officers;	
e) to establish and publish procedures for the receipt and processing of information that concerns the non-compliance with legal and normative legal provisions that are applicable to the Company, as well as internal regulations and codes, including the prediction of specific procedures for the protection of the provider of information and its confidentiality;	***Unaltered***
f) to recommend, to the Board of Executive Officers of the Company, the correction or improvement of policies, practices and procedures that are identified in the framework of its powers;	***Unaltered***
g) to meet, at least quarterly, with the Board of Directors of the Company and the internal and independent auditors;	***Unaltered***
h) to verify upon their meetings, the compliance with their recommendations and/or the clarifications of their inquiries, including as regards the planning of their audit work, formalizing in Minutes the contents of such meetings;	***Unaltered***
i) to establish the operational rules of its operation; and	***Unaltered***
j) to meet with the Fiscal Council and Board of Directors at their request to discuss policies, practices and procedures identified within the scope of their relevant attributions.	***Unaltered***
Paragraph Four - A member of the Audit Committee may be removed by the Board of Directors at any time during their term of office, in cases of conflict of interest, non-compliance with the obligations that are inherent to their position or if they have a performance that is less than what is expected by the Organization.	***Unaltered***
Section IX - Remuneration Committee	***Unaltered***

Article 22) The Company shall have an organizational body referred to as Remuneration Committee, which shall act on behalf of all the Institutions that make up the Bradesco Organization, consisting of three (3) to seven (7) members, appointed and removable from office by the Board of Directors, with a two (2)-year term of office, and one of them shall be appointed Coordinator.	**Article 22)** The Company shall have an organizational body referred to as Remuneration Committee, **which may act on behalf of other Institutions that make up the Bradesco Organization**, consisting of three (3) to seven (7) members, appointed and removable from office by the Board of Directors, with a two (2)-year term of office, and one of them shall be appointed Coordinator.
Paragraph One – The members shall be appointed from among the members of the Board of Directors, except for one (1) member who necessarily be a non-manager.	***Unaltered***
Paragraph Two - The members of the Board of Directors and the non-manager member, when an employee of the Bradesco Organization, shall not be compensated due to the position of member of the Remuneration Committee. While being a non-employee, when nominated, shall have his/her compensation established by the Board of Directors, pursuant to the market parameters.	***Unaltered***
Paragraph Three – The members of the Remuneration Committee may be re-elected and they are forbidden to remain in office during a term that exceeds ten (10) years. Only after the completion of such term, the member may return to the Committee, after at least three (3) years have elapsed.	***Unaltered***
Paragraph Four - The Committee's primary responsibility is of assisting the Board of Directors with the conduction of policies related to the compensation of executive managers, according to applicable legislation.	***Unaltered***
Section X - Ombudsman	***Unaltered***
Article 23) The Company shall have an organizational component of Ombudsman, which shall act on behalf of all Institutions of the Bradesco Organization that are	***Unaltered***

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authorized by the Central Bank of Brazil, with one (1) person responsible in the position of Ombudsperson, who shall be appointed by the Board of Directors, with a twenty-four (24)-month term of office, with reelection permitted.	
Paragraph One - The Ombudsman cannot be entailed to an organizational component of the Bradesco Organization in a way that shows a conflict of interest or duties, like the bargaining units of product and services, risk management, internal audit and compliance.	***Unaltered***
Paragraph Two - A manager or employee of the Bradesco Organization may be appointed as Ombudsman if he or she has:	***Unaltered***
a) a bachelor's degree;	***Unaltered***
b) extensive knowledge of the activities carried out by the institutions represented and their products, services, processes, systems, etc.;	***Unaltered***
c) functional capacity to assimilate the issues that are submitted to the Ombudsman, carry out administrative consultations to sectors whose activities were questioned and direct the answers for the questions presented;	***Unaltered***
d) technical and administrative conditions to comply with other requirements arising from the regulations published on the activities of the Ombudsman.	***Unaltered***
e) proven technical aptitude to perform the activities covered by the purposes and attributions described in Paragraphs three and four below.	***Unaltered***
Paragraph Three - The Ombudsman's purpose is checking strict compliance with legal and regulatory rules related to consumers' rights, ultimately meeting the demands of customers and users of products and services that have not been resolved in the institution's primary service channels and acting as a communication channel between the Institutions under the	***Unaltered***

“caput” of this Article and the clients and users of products and services, including mediating conflicts.	
Paragraph Four - The ombudsman's duties include the following activities:	***Unaltered***
a) receiving, registering, instructing, analyzing and formally and properly dealing with complaints by clients and users of products and services of the Institutions under the “caput” of this Article, that are not resolved by the usual services offered by the branches or by any other service station;	***Unaltered***
b) providing necessary clarifications and replying to claimants in relation to the status of the complaints and of the solutions offered;	***Unaltered***
c) informing the claimants on the waiting time for a final answer, which should not exceed ten (10) business days, and that may be extended, exceptionally and in a justified manner, only once, for an equal period, limiting the number of extensions to ten percent (10%) of total claims in the month, and the claimant must be informed of the reasons for the extension;	***Unaltered***
d) forward a conclusive answer to the demand of the claimants within the period established in item "c";	***Unaltered***
e) proposing to the Board of Directors corrective or improvement measures for the procedures and routines based on the analyses of the complaints received; and	***Unaltered***
f) prepare and submit to the Board of Directors, the Audit Committee and the Internal Audit, in the end of each semester, a quantitative and qualitative report on the Ombudsman's operation, including the proposals mentioned in item "e", when existing, and keeping them informed on the result of the measures adopted by the institution's management to address them.	***Unaltered***

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Paragraph Five - In its absence or temporary disability, the Ombudsman shall be replaced by an official member of the Ombudsman, who meets the requirements of Paragraph Two of this Article. In the case of vacancy, the Board shall appoint a replacement for the remaining term of office who shall complete the term of office of the replaced person.	***Unaltered***
Paragraph Six - The Ombudsman may be dismissed by the Board of Directors at any time during its term of office in cases of non-compliance with the obligations of his/her office or if he/she presents a performance that is less than what is expected by the Organization.	***Unaltered***
Paragraph Seven - The Company:	***Unaltered***
a) shall maintain adequate conditions for the functioning of the Ombudsman, as well as for his/her actions to be based on transparency, independence, impartiality and exemption; and	***Unaltered***
b) shall ensure the Ombudsman's access to the information that is necessary to prepare the appropriate response to the complaints received, with full administrative support, and may request information and documents for the exercise of its activities.	***Unaltered***
Section XI – Shareholders' Meetings	***Unaltered***
Article 24) The Annual and Special Shareholders' Meetings shall be:	***Unaltered***
a) called by sending to the shareholders a minimum thirty (30)-day notice;	a) called by sending a notice to the shareholders with a minimum **one (1)-month**;
b) conducted by the Chairman of the Board, or by his/her statutory substitute or even by a person appointed by the current Chairman, who shall invite one or more shareholders to act as Secretaries.	***Unaltered***

Section XII – The Fiscal Year and Income Distribution	***Unaltered***
Article 25) The fiscal year coincides with the civil year, ending on December 31.	***Unaltered***
Article 26) Balance sheets shall be prepared at the end of each semester, on June 30 and December 31 of each year. The Board of Executive Officers, subject to approval by the Board of Directors, may determine the preparation of other balance sheets for shorter periods, including monthly balance sheets.	***Unaltered***
Article 27) The Net Income, as defined in Article 191 of Law No. 6,404/76, accounted for at least six-months in advance of the annual balance sheet shall be allocated in the following order:	***Unaltered***
I. constitution of the Legal Reserve;	***Unaltered***
II. constitution of the Reserves set forth in Articles 195 and 197 of aforementioned Law No. 6,404/76, subject to a proposal of the Board of Executive Officers, approved by the Board of Directors and resolved in a Shareholders' Meeting;	***Unaltered***
III. payment of dividends, proposed by the Board of Executive Officers and approved by the Board of Directors, which, added to interim dividends and/or interest on shareholders' equity referred to in Paragraphs One and Two of this Article, given that they are declared, guarantee for the shareholders, upon each fiscal year, as a mandatory minimum dividend, thirty percent (30%) of the relevant net income, adjusted by the decrease or increase of the amounts specified in Items I, II and III of the "caput" of Article 202 of the mentioned Law No. 6,404/76.	***Unaltered***
Paragraph One - The Board of Executive Officers, subject to approval by the Board of Directors, is authorized to declare and pay interim dividends, specially semiannual and	***Unaltered***

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monthly dividends, resulting from Retained Earnings or existing Profit Reserves.	
Paragraph Two - The Board of Executive Officers may, also, subject to approval by the Board, authorization for distribution of income to shareholders as interest on shareholders' equity, pursuant to specific legislation, in total or partial substitution of interim dividends, the declaration of which is permitted by the foregoing paragraph or, further, in addition thereto.	***Unaltered***
Paragraph Three - Any interest eventually paid to the shareholders shall be imputed, net of withholding income tax, to the mandatory minimum dividend amount for that fiscal year (30%), in accordance to Section III of the "caput" of this Article.	***Unaltered***
Article 28) The net income balance, recorded after the distributions provided for above, shall have the allocation proposed by the Board of Executive Officers, approved by the Board of Directors, and resolved on at a Shareholders' Meeting, one hundred percent (100%) may be allocated to the Profit Reserves – Statutory, aiming to maintain the operating margin compatible with the development of the Company's operations, up to a limit of ninety-five percent (95%) of the amount of the paid-in share capital.	***Unaltered***
Sole Paragraph - In the event that the proposal of the Board of Executive Officers regarding the allocation of Net Income for that fiscal year contains a provision for the distribution of dividends and/or payment of interest on shareholders' equity, in an amount in excess of the mandatory dividend established in Article 27, Section III, and/or retention of income pursuant to Article 196 of Law No. 6,404/76, the Net Income balance for the purpose of constituting the reserve mentioned in this Article shall be determined	***Unaltered***

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after the full deduction of each one of the allocations.	
Non-existent	**Title XIII – Signing of Indemnity Agreements**
Non-existent	Article 29 – Without prejudice to the possibility of purchasing the specific insurance to cover management risks, the Company may sign indemnity agreements in favor of (i) members of the Board of Directors, of the Board of Executive Officers, of the Fiscal Council and of the advisory committees of the Company itself or of its subsidiaries, (ii) employees who exercise the role or position of management in the Company or its subsidiaries and (iii) people, employees or otherwise, who have been appointed by the Company to hold positions, whether statutory or not, in entities in which the Company participates as a member, associate or sponsor (jointly or separately "Beneficiaries"), in order to pay for expenses, indemnities and other amounts incurred by them in connection with claims, inquiries, investigations, proceedings and arbitration, judicial or administrative proceedings, in Brazil or abroad, involving acts by the Beneficiaries in the regular exercise of their attributions or powers, established by the Company.
Non-existent	**Sole paragraph** – It will be up to the Board of Directors to approve the rules, procedures, conditions and limitations to be observed for signing and execution of the indemnities agreements, as well as defining the people with whom the indemnities agreements shall be concluded.

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Report on the origin and justification for the proposal to include in company's bylaws a provision regarding the execution of indemnity agreements, in accordance with Guidance Opinion No. 38/2018 of Securities and Exchange Commission and Circular Letter CVM/SEP/01/2021

This report provides details as to the origin and justification and analyzes the legal and economic effects of the proposal to include Article 29 and Sole Paragraph in the Company's By-laws, as approved by the Board of Directors and subject to the resolution of the Company's Extraordinary General Shareholders' Meeting convened for March 10, 2022.

Considering the guidelines established on Guidance Opinion No. 38/2018 of the Brazilian Securities and Exchange Commission ("CVM") regarding the fiduciary duties of management members under indemnity agreements entered into by publicly-held companies and their management members, it is proposed that Article 29 and Sole Paragraph be included in the By-laws to formalize the possibility of the Company's entering into an indemnity agreement in favor of (i) members of the Board of Directors, of the Board of Officers, of the Fiscal Council (Conselho Fiscal), and of advisory committees of the Company itself or of its controlled companies, (ii) employees with management duties or management positions in the Company or in its controlled companies, and (iii) persons, employees or not, that have been appointed by the Company for positions, whether or not by virtue of the by-laws, in entities in which the Company has an interest in the capacity of partner, associate, or sponsor.

Including the possibility to enter into indemnity agreements reflects the Company's interest in providing adequate protection to its management members and other staff members against circumstances that may cause damages due to the regular performance of their duties, in order to guarantee the beneficiaries the conditions to exercise their duties or powers with serenity and safety.

The payment of expenses under the indemnity agreements will be subject to the Company's approval governance, to be established by the Board of Directors, in order to ensure: (i) Company's interest in protecting its equity; (ii) that management members work in compliance with the expected standards of conduct and the ones required by law; and (iii)

the independence of the decision- making process, preventing any hypothesis of conflicts of interest.

Additional information regarding the proposed By-laws amendment follows below, as recommended by CVM in its Guidance Opinion No. 38/2018 and in item 7.19 of the Circular Letter CVM/SEP/01/2019.

a) if there is a By-laws provision regarding the indemnification and, if so, its terms;

If the amendments to the Company's By-laws are approved, there will be a By-laws provision regarding the execution of indemnity agreements by the Company.

b) if the indemnity agreement prescribes a limit-value for the indemnification and, if so, the limit-value;

The proposal submitted to the Shareholders' Meeting prescribes that the Board of Directors will have the power to approve the rules, procedures, conditions and limitations of the indemnity agreements. Therefore, if the amendments to the By-laws are approved, the Board of Directors will be responsible to decide on this matter. Anyhow, the Company informs that it will be proposed to the Board of Directors the establishment a maximum global limit of indemnification to the beneficiaries of indemnity agreements that may be entered into by Bradesco in the amount equivalent up to US$ 170,000,000.00 (one hundred and seventy million US dollars).

c) the coverage period that can be covered by the indemnity agreement;

The proposal to be submitted to the Shareholders' Meeting prescribes that the Board of Directors will have the power to approve the rules, procedures, conditions and limitations of the indemnity agreements. Therefore, if the amendments to the By-laws are approved, the Board of Directors will be responsible to decide on this matter.

d) the managers which will be able to celebrate the indemnity agreement with the company;

The proposal submitted to the Shareholders' Meeting aims to authorize the Company to celebrate indemnity agreements with the following persons: (i) members of the Board of Directors, of the Board of Officers, of the Fiscal Council (Conselho Fiscal), and of advisory

committees of the Company itself or of its controlled companies, (ii) employees with management duties or management positions in the Company or in its controlled companies, and (iii) persons, employees or not, that have been appointed by the Company for positions, whether or not by virtue of the by-laws, in entities in which the Company has an interest in the capacity of partner, associate, or sponsor. The Board of Directors will have the power to define the persons, among those that fulfil the description mentioned above, with whom the Company effectively will execute the indemnity agreements.

e) the excluding hypotheses of the right to be indemnified;

The proposal submitted to the Shareholders' Meeting prescribes that the Board of Directors will have the power to approve the rules, procedures, conditions and limitations of the indemnity agreements. Therefore, if the amendments to the By-laws are approved, the Board of Directors will be responsible to decide on this matter, observing, nonetheless, the provisions of CVM Guidance Opinion No. 38/2018 on the matter.

f) the expenses that can be paid, paid in advance or reimbursed based on the indemnity agreement;

The proposal submitted to the Shareholders' Meeting prescribes that can be paid or reimbursed, following the conditions and procedures to be defined by the Board of Directors, expenses, indemnifications, and other values incurred by the beneficiaries due to complaints, inquiries, investigations, arbitration, judicial or administrative proceedings, in Brazil or abroad, involving acts performed by the beneficiaries in the regular exercise of their attributions or powers, established by the Company.

g) the procedures regarding the decision about the payment, the reimbursement or the payment in advance of expenses based on the indemnity agreement, pointing: (i) the Company's body that will be competent to grant the indemnification; and (ii) the rules and procedures that will adopted to mitigate the conflicts of interests, guarantee the independence of the decisions and ensure that they will be made in the Company's interest.

The proposal submitted to the Shareholders' Meeting prescribes that the Board of Directors will have the power to approve the rules, procedures, conditions and limitations of the indemnity agreements. Therefore, if the amendments to the By-laws are approved, the Board of Directors will be responsible to decide on this matter.

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h) for which reason the managers preferred the celebration of indemnity agreements instead of liability insurance with similar coverture;

Currently, the Company has a liability insurance policy in favor of its management members. However, the liability insurance policy may have a limited coverage that does not cover all the situations that may lead to the beneficiaries' personal liability due to the exercise of their duties or powers within the Company or its controlled companies. Hence, as a way to attract and retain qualified staff members and due to the recognition of the importance of the work developed by the beneficiaries, the Company, following the practice adopted by many other companies in the market, is interested in providing them the appropriate protection against the circumstances that may cause damages due to the exercise of their duties or powers, in order to guarantee the beneficiaries the conditions to exercise their duties or powers with serenity and safety. That is to say, the indemnity agreement is an additional warranty to the coverage of the liability insurance policy and will cover the situations that, for any reason, are not covered by the abovementioned insurance, observed the hypotheses that do not give grounds to indemnification, to be defined by the Board of Directors, in line with CVM Guidance Opinion No. 38/2018.

i) the value of the premium for the liability insurance that provides coverage similar to the proposed indemnity agreement;

Currently, the Company has liability insurance policies with several insurance companies. For the period from 11.20.2020 to 11.20.2021, the insurance premium paid was of US$ 15,3 million and the contracted coverage corresponded to the total amount up to US$ 170 million.

j) if the indemnity agreement covers the payment or the reimbursement of indemnifications that the managers were obliged to pay when denied responsible by damages caused to third parties or to the company resulting from illegal actions practiced before the celebration of the indemnity agreement;

The proposal submitted to the Shareholders' Meeting prescribes that the Board of Directors will have the power to approve the rules, procedures, conditions and limitations of the indemnity agreements. Therefore, if the amendments to the By-laws are approved, the Board of Directors will be responsible to decide on this matter. It is important to note that

the acts performed by the beneficiaries, to be covered by the indemnity agreement, shall be performed in the regular exercise of their duties or powers established by the Company.

k) if the indemnity agreement covers the payment or reimbursement of penalties resulting from convictions in criminal prosecutions or administrative proceedings or pecuniary obligations prescribed in agreements to the closure of administrative proceedings regarding the managers; and

The proposal submitted to the Shareholders' Meeting prescribes that the Board of Directors will have the power to approve the rules, procedures, conditions and limitations of the indemnity agreements. Therefore, if the amendments to the By-laws are approved, the Board of Directors will be responsible to decide on this matter.

l) in case of an affirmative answer to, at least, one of the two previous items, why the management believes that such guaranty would be on the company's best interest.

Given the answer to the two previous items, the present question is not applicable.

Additional Value Generation Program of Bradesco Organization approved in the Annual and Special Shareholder's Meeting of Banco Bradesco S.A., held on March 10, 2022

This Additional Value Generation Program ("**Program**") is governed by the following provisions.

1. Definitions

1.1. The following expressions, when used here with capital letters, will have the following meanings, unless expressly provided otherwise:

Definition	Clause
Program	Preamble
Banco Bradesco	2.21
Additional Value Generation Assets	2.2
Board of Directors	3.1
Partnership Plan of the Additional Value Generation Asset	3.1
Committee	4.1
Purchase Price	7.1

2. Introduction and Objective

2.1. The main objective of this Program is to enable the establishment of the partnership culture in Bradesco Organization, with the aim of recognizing and encouraging the dedication of key employees in the development of innovative business models, especially those related to the digital evolution, by the opportunity of acquiring an equity stake in companies that are part of the Bradesco Organization. For the purposes of this Program, Bradesco Organization means Banco Bradesco S.A. ("Banco Bradesco") and/or its direct and indirect subsidiaries.

2.2. By enabling the creation of partnership programs linked to business models in development, present or future, with high potential for creating additional value to the shareholders of Banco Bradesco ("Additional Value Generation Assets"), seeks to strengthen the "ownership culture" within the Bradesco Organization, by creating the real sense of ownership and professional engagement in a proprietary manner, in which the dedication to innovation and evolution of the Bradesco Organization's

business model will be recognized and encouraged as shareholders of specific companies belonging to the Bradesco Organization.

2.3. Key employees invited to participate in this Program may invest their own resources in the acquisition of an equity stake in the companies of the Bradesco Organization dedicated to the Additional Value Generation Assets and, thus, participate in the value generation to be delivered to the shareholders of Banco Bradesco over time.

2.4. This Program will also enable the long-term interests of key employees to be aligned with the interests of the shareholders of Banco Bradesco, as well as attract professionals with a partner profile to the Additional Value Generation Assets.

3. Program Operation

3.1. The Board of Directors of Banco Bradesco ("Board of Directors") will select, while this Program is in force, the Additional Value Generation Assets that may be the subject of a specific Partnership Plan for each of them, which will comply with the guidelines and conditions set forth in this Program ("Partnership Plan of the Additional Value Generation Asset"). In the Partnership Plan of the Additional Value Generation Asset, the Board of Directors will define the terms and conditions for the operation of the Partnership in each Additional Value Generation Asset, in line with the requirements provisioned in this Program.

3.2. Key employees invited to participate in this Program and the Partnership Plan of the Additional Value Generation Asset may purchase a corporate share and/or convertible securities in corporate share, direct or indirect, in the Additional Value Generation Asset, through the corporate structure to be defined by the Board of Directors.

3.3. As a condition for entry into the corporate structure of the Additional Value Generation Asset, the key employee should adhere to the corporate instruments defined (i) by the Board of Directors, or (ii) board of directors existing in the respective Additional Value Generation Asset, or (iii) by a committee indicated by the Board of Directors or committee indicated by the board of directors existing in the respective Additional Value Generation Asset ("Committee"). These instruments will regulate the rights and obligations of the said key employee as a shareholder of the Additional Value Generation Asset. The investment to be made by the key employee in the acquisition of an equity stake of the Additional Value Generation Asset will be

conditional on certain transfer restrictions and liquidity constraints, which will be linked to the value creation to the shareholders of Banco Bradesco.

4. Participants

4.1. The key employees of the Bradesco Organization, among them statutory and/or non-statutory officers and/or key employees of Banco Bradesco and/or its subsidiaries, are eligible to participate in this Program, as selected by the Board of Directors of Banco Bradesco, by the board of directors existing in the respective Additional Value Generation Asset, or by the Committee.

4.2. Members of the Board of Directors may not participate in this Program. If a certain participant in this Program becomes a later member of the Board of Directors, this participant shall not be allowed to participate in any deliberation about this Program. If a certain participant holds office in the Committee and/or in the board of directors existing in the respective Additional Value Generation Asset (if the latter is responsible for managing this Program), that participant shall not be allowed to participate in any deliberation about this Program.

4.3. The following guiding principles will be taken into account when selecting participants in this Program:

(i) direct or indirect contribution of the participant for the creation and the development of the Additional Value Generation Asset until the creation of the respective Partnership Plan of the Additional Value Generation Asset;

(ii) level of responsibility and influence in the delivery of the results of the Additional Value Generation Asset; and

(iii) performance for the realization of value creation events in the Additional Value Generation Asset, as defined by the Board of Directors, including, for example, liquidity events like the initial public offering of shares (IPO) or sale or acquisition through a private operation.

4.4. The Board of Directors, the board of directors existing in the respective Additional Value Generation Asset or the Committee, as applicable, will be responsible for defining the periodicity and other criteria for the selection of participants who will be invited to join this Program.

4.5. It will be up to each participant to decide, at their discretion, whether or not they have an interest in participating in the Program and, therefore, to invest their own resources in the acquisition of equity stake in the Additional Value Generation Asset in question.

5. Program Management

5.1. This Program shall be managed by the Board of Directors.

5.2. Subject to the general conditions of this Program, the Board of Directors shall have full powers, with due observance of the legal provisions, to practice all acts deemed necessary and appropriate for the management and implementation of the Program, including:

a) the application of general rules on the sale of an equity stake in Additional Value Generation Assets to participants of this Program;

b) the creation of the Plans of the Additional Value Generation Asset;

c) the delegation of powers and/or functions necessary for the implementation and management of each Partnership Plan of the Additional Value Generation Asset to the board of directors existing in the respective Additional Value Generation Asset and/or to the Committee;

d) take any necessary steps for the management and implementation of this Program.

5.3. The Board of Directors, the board of directors existing in the respective Additional Value Generation Asset or the Committee, as applicable, may treat in differentiated manner participants who are in a similar situation, and shall not be obliged, by any rule of isonomy or analogy, to extend to all conditions which it considers applicable only to one or some.

5.4. The deliberations of the Board of Directors shall have a binding force on the Additional Value Generation Assets and to the participants of the Program in relation to any matter involving this issue.

6. Membership limit for each Partnership Plan of each Additional Value Generation Asset

6.1. The participants of this Program may sell a maximum percentage of up to five percent (5%) of the total amount of shares or quotas that make up the share capital of each Additional Value Generation Asset in time, on totally diluted bases (i.e., considering any dilution resulting from securities or instruments convertible into equity stake), whose limit will be verified at each act of divestiture of new equity stake to the participants of this Program. By way of example, if a certain equity stake of the Additional Value Generation Asset is repurchased from the participant under this Program, this stake will be available for divestiture to new participants under this Program, and in the case of division, grouping, capital increases or any other corporate restructuring, the maximum percentage of up to five percent (5%) provided for in this clause will be determined on the basis of the new amount of shares or quotas issued by the Additional Value Generation Asset after the said corporate event.

7. Form of Evaluation of the Additional Value Generation Asset

7.1. The price to be paid by the participant of this Program for the acquisition or subscription of equity stake in the Additional Value Generation Asset will be defined by the Board of Directors, considering the following assumptions ("Purchase Price"):

(i) if the Additional Value Generation Asset has not been the subject of any Relevant Operation, the Purchase Price shall be the value of the equity stake according to the economic evaluation carried out by an Independent Third Party, hired by the Board of Directors´ indication; or

(ii) if the Additional Value Generation Asset has been the object of a Relevant Operation, the Purchase Price will be the market value assigned in the Relevant Operation. In the event that the Relevant Operation is a primary and/or secondary public offer of shares, the Purchase Price shall be determined on the basis of an average price of these shares within a certain number of trading sessions defined by the Board of Directors.

(iii) in any of the cases described in items (i) to (ii) above, the Board of Directors may apply a discount on the Purchase Price of up to twenty percent (20%).

For the purposes of this Clause 7.1., (a) "Relevant Operation" means an operation, primary and/or secondary, carried out by (an) Independent Third Party(ies) involving a holding equal to or greater than ten percent (10%) of the share capital of the Additional Value Generation Asset in question, which occurred less than twelve (12) months ago, which is able to allocate

the market value of the said Additional Value Generation Asset, in the understanding of the Board of Directors; and (b) "Independent Third Party" means a third party that is not a member of the Bradesco Organization.

7.2. It shall be the responsibility of the Board of Directors to define the terms and conditions for the payment of the Purchase Price by the Program participant, whereby this payment may be at sight or spread payment under conditions and rates compatible with the average price practiced by third parties on the market.

8. Participant Termination

8.1. The corporate documents to be firmed by the participant in this Program should regulate the consequences for the investment made by the participant in the acquisition of the equity stake of the Additional Value Generation Asset, in the event that the participant ceases to have a relationship as an officer or employee with the Additional Value Generation Asset in question and/or with any company of the Bradesco Organization.

8.2. No provision of the Program shall entitle any participant of remains as manager and/or employee of Banco Bradesco or a company member of Bradesco Organization, nor shall it interfere in any way with the right of Banco Bradesco or a company member of Bradesco Organization, in any time and subject to the legal and contractual conditions, terminate the employee's employment agreement and/or interrupt the administrator's term of office.

9. Liquidity Events

9.1. The investment to be made by the Program participant in the acquisition of an equity stake of the Additional Value Generation Asset will have its return pegged, among other conditions to be defined by the Board of Directors, to the realization of a relevant liquidity event with an independent Third Party in the Additional Value Generation Asset, whose terms and conditions will be defined by the Board of Directors and reflected in the corporate documents to be firmed by the said participant.

9.2. After the occurrence of the relevant liquidity event determined by the Board of Directors, pursuant to Clause 9.1 above, the Board of Directors will be responsible for defining the rules on the liquidity of the investment made by the participant under the

Program, which will be reflected in the corporate documents to be signed by the participant.

9.3. The Partnership Plan of the Additional Value Generation Asset may establish that the equity stake acquired by the participant shall be subject to trading restrictions for a certain period, in particular to ensure the long-term alignment of interest between the participants and shareholders of Banco Bradesco.

10. General Conditions

10.1. The Program has as assumption the concession of an investment opportunity to the selected participants, being, therefore, a costly business of an exclusively civil, commercial and corporate nature, which does not interfere or is related to the fixed and/or variable compensation received by the participant in Bradesco Organization, so that there is no obligation of a labor or social security nature arising from this Program.

10.2. The cases omitted will be regulated by the Board of Directors, which may adopt the necessary measures for their resolution.

* * *

Attachment 9-1-II of CVM Instruction No. 481/09, relative to the net income allocation of the year

1. Inform the net income of the year

The net income for 2021 was R$21,945,687,393.70

2. Inform the total amount and the amount per share of dividends, including prepaid dividends and interest on shareholders' equity already declared

Description	Amount (R$)	Amount per common share (R$)		Amount per preferred share (R$)	
		Gross	Net of IRRF	Bruto	Líquido de IRRF
Monthly Interest on Shareholders' Equity paid from February 2021 to January 2022	2,040,089,514.23	0.206997912	0.175948225	0.227697708	0.193543052
Interim Interest on Shareholders' Equity declared on June 22, 2021 and paid on July 12, 2021	5,000,000,000.00	0.490007301	0.416506206	0.539008031	0.458156826
Supplementary dividends declared on December 9, 2021 and paid on December 30, 2021	2,000,000,000.00	0.196595372	0.196595372	0.216254909	0.216254909
Supplementary Interest on Shareholders' Equity declared on December 9, 2021 and paid on December 30, 2021	200,000,000.00	0.019659537	0.016710606	0.021625491	0.018381667
Overall Amount of Interest on Shareholders' Equity and Dividends related to 2021	**9,240,089,514.23**	**0.913260122**	**0.805760409**	**1.004586139**	**0.886336454**

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3. **Inform the percentage of net income distributed for the year**

Description	Amount (R$)	Percentage
Net Income for fiscal year 2021	21,945,687,393.70	
Legal Reserve	1,097,284,369.69	
Basis of Calculation of Dividends/Interest on Shareholders' Equity	20,848,403,024.01	
Interest on Shareholders' Equity Paid	7,240,089,514.23	
Dividends Paid	2,000,000,000.00	
Total Gross Interest on Shareholders' Equity and Dividends	**9,240,089,514.23**	
Withholding Income Tax on Interest on Shareholders' Equity(*)	1,086,013,427.13	
Total Net Amount of Interest on Shareholders' Equity and Dividends	**8,154,076,087.10**	**39.11%**

(*) Withholding Income Tax does not consider exempt/ immune shareholders

4. **Inform the overall amount and the amount per share of dividends distributed based on the income of previous years**

Not applicable.

5. **Inform, deducting the dividends already paid and interest on shareholders' equity already declared:**

   a. **The gross amount of dividends and interest on shareholders' equity, separately, per share of each type and class**

   Not applicable, given that no new dividends or interest on shareholders' equity shall be declared.

   b. **The method and term of payment of dividends and interest on shareholders' equity**

   Not applicable, given that no new dividends or interest on shareholders' equity shall be declared.

c. Any restatement and interest on dividends and interest on shareholders' equity

Not applicable, given that no new dividends or interest on shareholders' equity shall be declared.

d. Date of the statement of the payment of dividends and interest on shareholders' equity considered for the identification of shareholders entitled to receive them

Not applicable, given that no new dividends or interest on shareholders' equity shall be declared.

6. If there has been a statement of dividends or interest on shareholders' equity based on the net income recorded in the semiannual balance sheets or shorter periods

a. Inform the amount of dividends or interest on shareholders' equity already declared

1. R$2,040,089,514.23, relative to the Monthly Interest on Shareholders' Equity, paid on the dates contained in the table of item b.1 below;

2. R$5,000,000,000.00 concerning the Interim Interest on Shareholders' Equity declared on July 2, 2021 and paid on July 12, 2021;

3. R$2,200,000,000.00 relative to the Supplementary Interest on Shareholders' Equity and Dividends resolved by the Board of Directors on December 9, 2021 and paid on December 30, 2021.

b. Inform the date of the respective payments

1. See the following table with payments, in the gross total amount of R$2,040,089,514.23 of the monthly interest on shareholders' equity:

Date of payment	Month of which it concerns	Amount per Share (R$)			
		Common (ON)		PN	
		Gross	Líquido	Bruto	Gross
February 1st, 2021	January	0.017249826	0.014662352	0.018974809	0.016128588
March 1st, 2021	February				
April 1st, 2021	March				
May 3, 2021	April				
June 1st, 2021	May				
July 1st, 2021	June				
August 2, 2021	July				
September 1st, 2021	August				
October 1st, 2021	September				
November 1st, 2021	October				
December 1st, 2021	November				
January 3, 2022	December				

2. the amount relative to the Interim Interest on Shareholders' Equity, in the amount of R$5,000,000,000.00, was paid on July 12,2021;

3. the amount relative to the Supplementary Dividends, in the amount of R$2,000,000,000.00, was paid on December 30, 2021;

4. the amount concerning the Supplementary Interest on Shareholders' Equity, in the amount of R$200,000,000.00, was paid on December 30, 2021;

7. Provide a comparative table showing the following amounts per each type and class of share:

a. Net income for the year and of the three (3) previous years

Year	Valor R$
2021	2.26
2020	1.71
2019	2.33
2018	1.97

Note: book net income per share from 2018 to 2020 was adjusted by the bonus stock process that occurred in March 2021 to allow comparability.

b. Dividends and interest on shareholders' equity distributed in the three (3) previous years

Year 2020	Per share (gross) - (R$)		Amount (R$) paid Gross	Withholding Income Tax (IRRF) (15%)	Amount (R$) paid Net
	Common	Preferred			
Monthly Interest on Shareholders' Equity (paid from February/2020 to January/2021)	0.206998	0.227698	1,861,950,839.32	279,292,625.90	1,582,658,213.42
Supplementary Interest on Shareholders' Equity (paid on January 7, 2021)	0.377521	0.415273	3,502,000,000.00	525,300,000.00	2.976.700.000,00
Supplementary Interest on Shareholders' Equity (paid on March 8, 2021)	0.019838	0.021821	184,018,865.43	27,602,829.81	156,416,035.62
Total accrued on December 31, 2020	**0.604357**	**0.664792**	**5,547,969,704.75**	**832,195,455.71**	**4,715,774,249.04**

Year 2019	Per share (gross) - (R$)		Amount (R$) paid Gross	Withholding Income Tax (IRRF) (15%)	Amount (R$) paid Net
	Common	Preferred			
Monthly Interest on Shareholders' Equity (paid from February/2019 to January/2020)	0,206998	0,227698	1,672,857,991.59	250,928,698.74	1,421,929,292.85
Supplementary Interest on Shareholders' Equity of the 1st semester (paid on July 15, 2019)	0,172536	0,189790	1,455,000,000.00	218,250,000.00	1,236,750,000.00
Supplementary Interest on Shareholders' Equity (paid on December 30, 2019)	0,503380	0,553718	4,245,000,000.00	636,750,000.00	3,608,250,000.00
Supplementary Dividends (paid on February 28, 2020)	0,058214	0,064035	490,918,326.17	0.00	490,918,326.17
Total accrued on December 31, 2019	**0.941128**	**1.035241**	**7,863,776,317.76**	**1,105,928,698.74**	**6,757,847,619.02**

Yaer de 2018	Per share (gross) - (R$)		Amount (R$) paid Gross	Withholding Income Tax (IRRF) (15%)	Amount (R$) paid Net
	Common	Preferred			
Monthly Interest on Shareholders' Equity (paid from February/2018 to January/2019)	0.206998	0.227698	1,421,595,772.74	213,239,365.91	1,208,356,406.83
Interim Interest on Shareholders' Equity of the 1st semester (paid on July 16, 2018)	0.172465	0.189712	1,212,000,000.00	181,800,000.00	1,030,200,000.00

Supplementary Interest on Shareholders' Equity (paid on March 8, 2019)	0.663821	0.730203	4,665,000,000.00	699,750,000.00	3,965,250,000,00
Total accrued on December 31, 2018	**1.043284**	**1.147613**	**7,298,595,772.74**	**1,094,789,365.91**	**6,203,806,406.83**

8. In the event of allocation of income to the legal reserve

a. Identify the amount allocated to the legal reserve

The amount allocated to the legal reserve was R$1,097,284,369.69

b. Explain in detail the method of calculation of the legal reserve

The allocation of a portion of the net income to the legal reserve is determined by Article 193 of Law No. 6,404/76 and is intended to ensure the integrity of the share capital.

Five percent (5%) of the net income for fiscal year 2021, in the amount of R$1,097,284,369.69, was allocated to the establishment of the legal reserve.

On December 31, 2021, the balance of the legal reserve was R$11,548,006,691.30, equivalent to approximately 13.90% of the paid-in capital of the Company on the same date.

9. If the Company owns preferred shares entitled to fixed or minimum dividends

a. Describe the method for calculation of fixed or minimum dividends

The Company has no preferred shares entitled to fixed or minimum dividends.

b. Inform as to whether the income for the year is sufficient for full payment of fixed or minimum dividends

The Company has no preferred shares entitled to fixed or minimum dividends.

c. Identify whether any unpaid installment is cumulative

The Company has no preferred shares entitled to fixed or minimum dividends.

d. Identify the total amount of fixed or minimum dividends to be paid for each class of preferred shares

The Company has no preferred shares entitled to fixed or minimum dividends.

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e. Identify the fixed or minimum dividends to be paid for each class of preferred shares

The Company has no preferred shares entitled to fixed or minimum dividends.

10. In relation to the mandatory dividend

a. Describe the method of calculation provided in the Bylaws

The method of calculation is provided in the Articles 26 and 27 of the Bylaws, transcribed as follows:

"Article 26) Balance sheets shall be prepared at the end of each semester, on June 30 and December 31 of each year, as permitted for the Board of Executive Officers, upon approval by the Board of Directors, to determine the preparation of other balance sheets, at shorter periods, including monthly ones.

Article 27) The Net Income, as defined in Article 191 of the Law No. 6,404/76 being noted, in each semester or annual balance sheet, in the following order:

I. constitution of the Legal Reserve;

II. constitution of the Reserves set forth in Articles 195 and 197 of the aforementioned Law No. 6,404/76, subject to a proposal of the Board of Executive Officers, approved by the Board of Directors and resolved by the Shareholders' Meeting;

III. payment of dividends, proposed by the Board of Executive Officers and approved by the Board of Directors, which, added to the interim dividends and/or the interest on shareholders' equity referred to in Paragraphs One and Two of this Article, given that they are declared, guarantee for the shareholders, upon each fiscal year, as a mandatory minimum dividend, thirty percent (30%) of the relevant net income, adjusted by the decrease or increase of the amounts specified in Items I, II and III of Article 202 of the mentioned Law No. 6,404/76.

***Paragraph One** - The Board of Executive Officers, subject to approval by the Board of Directors, is authorized to declare and pay interim dividends, particularly semiannual and monthly dividends, resulting from Retained Earnings or existing Profit Reserves.*

Paragraph Two *- The Board of Executive Officers may, also, subject to approval by the Board of Directors, authorize the distribution of income to shareholders as interest on shareholders' equity, pursuant to specific legislation, in total or partial substitution of interim dividends, the declarations of which are permitted by the foregoing paragraph or, further, in addition thereto.*

Paragraph Three *- Any interest eventually paid to the shareholders shall be imputed, net of withholding income tax, to the mandatory minimum dividend amount for that fiscal year (30%), pursuant to Section III of the main provision of this Article."*

b. Inform whether it is being fully paid

The mandatory dividend is being fully paid.

c. Inform the amount eventually withheld

The Company has no dividends withheld.

11. If the mandatory dividend is retained due to the Company's financial situation

a. Inform the amount withheld

There shall be no withholding of any amount relating to the mandatory dividend.

b. Describe, in detail, the financial situation of the Company, including aspects related to the analysis of liquidity, working capital and positive cash flows

There shall not be withholding of any amount relative to the mandatory dividend.

c. Justify the withholding of dividends

There shall not be withholding of any amount relative to the mandatory dividend.

12. If there is allocation of income to the reserve for contingencies

a. Identify the amount allocated to the reserve

There is no proposal for the allocation of the net income to the reserve for contingencies.

b. Identify the loss that is considered probable and its cause

There is no proposal for the allocation of the net income to the reserve for contingencies.

c. Explain why the loss was considered probable

There is no proposal for the allocation of the net income to the reserve for contingencies.

d. Justify the reserve

There is no proposal for the allocation of the net income to the reserve for contingencies.

13. If there is the allocation of income to the profit reserves to be realized

a. Inform the amount allocated to the profit reserves to be realized

There is no proposal for the allocation of net income to the profit reserves to be realized.

b. Inform the nature of unrealized income that originated the reserve

There is no proposal for the allocation of net income to the profit reserves to be realized.

14. If there is an allocation of income to the statutory reserves

a. Describe the statutory clauses that establish the reserve

Pursuant to the legislation, Article 28 of the Bylaws establishes that the net income balance, determined after all statutory allocations, shall have the allocation proposed by the Board of Executive Officers, approved by the Board of Directors, and resolved in a Shareholders' Meeting, when one hundred percent (100%) may be allocated to the Profits Reserve – Statutory, aiming at maintaining the operating margin compatible with the development of the Company's operations, up to a limit of ninety-five percent (95%) of the amount of the paid-in share capital.

Should the Board of Executive Officers' proposal on the allocation to be given to net income for the year include a distribution of dividends and/or payment of interest on shareholders' equity in an amount greater than the mandatory dividend set forth in Article 27, item III, of the bylaws, and/or include the retention of income pursuant to Article 196 of Law No. 6,404/76 (as amended by Law No. 10,303/01), the net income balance for the purpose of establishing this reserve shall be determined after the full deduction of these allocations.

b. Identify the amount allocated to the reserve

The amount allocated to the reserve is R$ 11,608,313,509.78

c. Describe how the amount was calculated

The amount of R$11,608,313,509.78 is the result of the Net Income allocation for the fiscal year, deducted from the Legal Reserve and from Interest on shareholders' equity and dividends paid to the shareholders, as shown below:

Description	Amount (R$)
Net Income for the fiscal year 2021	21,945,687,393.70
Legal Reserve	(1,097,284,369.69)
Interest on Shareholders' Equity Paid	(7,240,089,514.23)
Dividends paid	(2,000,000,000.00)
Amount Allocated to the Statutory Reserves	**11,608,313,509.78**

15. If there is withholding of the income provided in the capital budget

a. Identify the amount withheld

There is no proposal for the withholding of income provided in the capital budget.

b. Provide a copy of the capital budget

There is no proposal for the withholding of income provided in the capital budget.

16. If there is an allocation of income to the tax incentive reserve

a. Inform the amount allocated to the reserve

There is no proposal allocation of net income to the tax incentive reserve.

b. Explain the nature of the allocation

There is no proposal for allocation of net income to the tax incentive reserve.

Resumes of the candidates appointed by the controlling shareholders to compose the Board of Directors, in compliance with Items 12.5 to 12.10 of Attachment 24 of CVM Instruction No. 480/09, pursuant to the provisions of Attachment A of CVM Instruction No. 552/14 .

12.5. "a - l", 12.6 to 12.8

✓ **Members appointed by the controlling shareholders to the Board of Directors:**

Name				LUIZ CARLOS TRABUCO CAPPI	CARLOS ALBERTO RODRIGUES GUILHERME
Date of Birth				October 6, 1951	December 21, 1943
Occupation				Bank Employee	Bank Employee
Individual Taxpayer's ID (CPF)				250.319.028-68	021.698.868-34
Elected office held				Chairman of the Board of Directors	Vice Chairman of the Board of Directors
Election Date				March 10, 2020	
Investiture Date				April 13, 2020	
Term of office				Unified term of office of two (2) years, reelection being permitted, which shall extend until the new directors elected at the Annual General Meeting to be held in 2022.	
Elected by the controlling shareholder				Yes	
Independent Member				No	
Number of consecutive terms of office				10	10
Number of meetings of the BD			From the investiture until December 31, 2021	41	
% of attendance in the BD's meetings				95%	54%
Other positions or duties with the Issuer				See information below	
Remuneration Committee (Statutory body)	Position			Member, with the position of Coordinator	Member
	Appointment date			March 11, 2020	
	Investiture Date			March 12, 2020	
	Term of office			Up until the first Meeting of the Board of Directors to be held after the 2022 Annual Shareholders' Meeting.	
	No. of consecutive terms of office			10	10
	No. of meetings		Year 2021	12	
	% of attendance in the meetings			100%	100%
Risks Committee (Non-statutory Body)	Position			-.-	Member
	Appointment date				August 21, 2017
	Investiture Date				None
	Term of office				Indetermined
	No. of consecutive terms of office				2

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	No. of meetings	Year 2021	-.-	12
	% of attendance in the meetings			58%

Name			DENISE AGUIAR ALVAREZ	MILTON MATSUMOTO
Date of Birth			January 24, 1958	April 24, 1945
Occupation			Educator	Bank Employee
Individual Taxpayer's ID (CPF)			032.376.698-65	081.225.550-04
Elected office held			Member of the Board of Directors	
Election Date			March 10,2020	
Investiture Date			April 20, 2020	April 13, 2020
Term of office			Unified term of office of two (2) years, reelection being permitted, which shall extend until the new directors elected at the Annual General Meeting to be held in 2022.	
Elected by the controlling shareholder			Yes	
Independent Member			No	
Number of consecutive terms of office			29	8
Number of meetings of the BD		From the investiture until December 31, 2021	41	
% of attendance in the BD's meetings			93%	100%
Other positions or duties with the Issuer			None	See information below
Remuneration Committee (Statutory body)	Position		-	Member
	Appointment date		-	March 11, 2020
	Investiture Date		-	March 12, 2020
	Term of office		-	Up until the first Meeting of the Board of Directors to be held after the 2022 Annual Shareholders' Meeting
	No. of consecutive terms of office		-	9
	No. of meetings	Year 2021	-	12
	% of attendance in the meetings		-	92%
Risks Committee (Non-statutory Body)	Position		-	Member
	Appointment date		-	March 11, 2021
	Investiture Date		-	None
	Term of office		-	Indetermined
	No. of consecutive terms of office		-	0
	No. of meetings	Year 2021	-	12
	% of attendance		-	83%

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	in the meetings			
Name			ALEXANDRE DA SILVA GLÜHER	MAURÍCIO MACHADO DE MINAS
Date of Birth			August 14, 1960	July 7, 1959
Occupation			Bank Employee	Bank Employee
Individual Taxpayer's ID (CPF)			282.548.640-04	044.470.098-62
Elected office held			Member of the Board of Directors	
Election Date			March 10, 2020	
Investiture Date			April 13, 2020	
Term of office			Unified term of office of two (2) years, reelection being permitted, which shall extend until the new directors elected at the Annual General Meeting to be held in 2022.	
Elected by the controlling shareholder			Yes	
Independent Member			No	
Number of consecutive terms of office			1	1
Number of meetings of the BD		From the investiture until December 31, 2021	41	
% of attendance in the BD's meetings			98%	100%
Other positions or duties with the Issuer			See information below	
Risks Committee (Non-statutory Body)	Position		-	Member, with the position of Coordinator
	Appointment date		-	April 20, 2020
	Investiture Date		-	None
	Term of office		-	Indetermined
	No. of consecutive terms of office		-	1
	No. of meetings	Year 2021	-	12
	% of attendance in the meetings		-	100%
Remuneration Committee (Statutory body)	Position		Member	Member
	Appointment date		February 25, 2021	February 25, 2021
	Investiture Date		February 25, 2021	February 25, 2021
	Term of office		Up until the first Meeting of the Board of Directors to be held after the 2022 Annual Shareholders' Meeting	
	No. of consecutive terms of office		0	0
	No. of meetings	Year 2021	12	
	% of attendance in the meetings		100%	100%
Audit Committee	Position		Member, with the position of Coordinator	-.-
	Appointment date		April 20, 2020	-.-

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(Statutory body)	Investiture Date		May 26, 2020	-.-
	Term of office		May 26, 2022	-.-
	No. of consecutive terms of office		1	-.-
	No. of meetings	Year 2021	248	-.-
	% of attendance in the meetings		94%	-.-

Name		RUBENS AGUIAR ALVAREZ
Date of Birth		October 23, 1972
Occupation		Economist
Individual Taxpayer's ID (CPF)		136.527.778-08
Elected office held		Member of the Board of Directors
Election Date		March 10, 2020
Investiture Date		June 8, 2021
Term of office		Unified term of office of two (2) years, reelection being permitted, which shall extend until the new directors elected at the Annual General Meeting to be held in 2022.
Elected by the controlling shareholder		Yes
Independent Member		No
Number of consecutive terms of office		0
Number of meetings of the BD	From the investiture until December 31, 2021	26
% of attendance in the BD's meetings		100%
Other positions or duties with the Issuer		None

✓ **Independent Members:**

Name	SAMUEL MONTEIRO DOS SANTOS JUNIOR	WALTER LUIS BERNARDES ALBERTONI
Date of Birth	February 5, 1946	September 29, 1968
Occupation	Lawyer	Lawyer
Individual Taxpayer's ID (CPF)	032.621.977-34	CPF 147.427.468-48
Elected office held	Independent Member of the Board of Directors	Independent Member of the Board of Directors
Election Date	March 10, 2020	
Investiture Date	April 13, 2020	
Term of office	Unified term of office of two (2) years, reelection being permitted, which shall extend until the new directors elected at the Annual General Meeting to be held in 2022.	
Elected by the controlling shareholder	Yes	
Independent Member	Yes. The members presented a statement of fitting to the independence criteria of B3 – Brasil, Bolsa, Balcão (Brazilian Stock Exchange).	

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Number of consecutive terms of office		0	0
Number of meetings of the BD	From the investiture until December 31, 2021	41	
% of attendance in the BD's meetings		98%	
Other positions or duties with the Issuer			

Name		PAULO ROBERTO SIMÕES DA CUNHA	DENISE PAULI PAVARINA
Date of Birth		May 27, 1950	April 14, 1963
Occupation		Accountant	Financial Consultant
Individual Taxpayer's ID (CPF)		567.047.048/68	076.818.858-03
Elected office held		Independent Member of the Board of Directors	N/A
Election Date		March 10, 2021	N/A
Investiture Date		April 28, 2021	N/A
Term of office		Unified term of office of two (2) years, reelection being permitted, which shall extend until the new directors elected at the Annual General Meeting to be held in 2022.	N/A
Elected by the controlling shareholder		Yes	N/A
Independent Member		Yes. The members presented a statement of fitting to the independence criteria of B3 – Brasil, Bolsa, Balcão (Brazilian Stock Exchange).	N/A
Number of consecutive terms of office		0	She was not a member in the last year
Number of meetings of the BD	From the investiture until December 31, 2021	36	N/A
% of attendance in the BD's meetings		100%	N/A
Other positions or duties with the Issuer		None	N/A

12.5. "m" – Information on:

i. Main professional experiences during the last five years, appointing: the company's name and business sector; the position; if the company integrates (i) the economic group of the issuer or (ii) is controlled by the shareholder of the issuer that has a stake, direct or indirectly, equal to or more than 5% of a same class or type of security of the issuer.

ii. Indication of all of the management positions that they occupy in any other third sector companies or organizations.

✓ **Members appointed by the controlling shareholders to the Board of Directors:**

LUIZ CARLOS TRABUCO CAPPI	
Issuer	**Banco Bradesco S.A.** Business sector: Banks. Position: Chairman of the Board of Directors (Non-Executive Board Member). From March 2014 to October 2017, he held the position of Vice-Chairman of the Board of Directors (Executive Board Member), concurrently with the position of Chief Executive Officer, which he performed from March 2009 to March 2018.
Item 12.5.m.i	**Bradespar S.A.** Business sector: Comp. Adm. Part. – Mineral Extraction. Position: Chairman of the Board of Directors (Non-Executive Board Member). From April 29, 2009 to April 27, 2014, he held the position of Member of the Board of Directors (Non-Executive Board Member). From April 28, 2014 to April 27, 2018, he held the position of Vice-Chairman of the Board of Directors (Non-Executive Board Member). **BBD Participações S.A.** Chairman of the Board of Directors and Chief Executive Officer **Nova Cidade de Deus Participações S.A.** Chief Executive Officer **Fundação Bradesco** Chairman of the Managing Board and Chief Executive Officer **Cidade de Deus – Companhia Comercial de Participações** Chairman of the Board of Directors and Chief Executive Officer **Bradesco Leasing S.A. – Arrendamento Mercantil.** Business sector: Leasing. Position: Chairman of the Board of Directors (Non-Executive Board Member). From April 30, 2009 to April 30, 2018, he held the position of Chief Executive Officer. **NCF Participações S.A.** Business sector: Holdings of non-financial institutions. Position: Chairman of the Board of Directors. **Companhia Securitizadora de Créditos Financeiros Rubi** April 30, 2015 to April 29, 2017 – Officer **Banco Bradesco BBI S.A.** April 28, 2009 to April 26, 2018 – Chief Executive Officer **Bradesco Saúde S.A.** Chairman of the Board of Directors **BSP Empreendimentos Imobiliários S.A.** Chairman of the Board of Directors

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	Elo Participações S.A. Chairman of the Board of Directors **Bradesco Administradora de Consórcios Ltda.** April 14, 2009 to April 30, 2018 – Chief Executive Officer **Banco Bradesco Europa S.A.** April 13, 2016 to March 27, 2017 – Chairman of the Board of Directors **Banco Bradesco Financiamentos S.A.** April 30, 2009 to April 27, 2017 – Chief Executive Officer **BRAM – Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários** April 13, 2009 to April 28, 2017 – Chief Executive Officer **Banco Bradescard S.A.** October 29, 2009 to April 25, 2017 – Chief Executive Officer **Banco Bradesco BERJ S.A.** February 14, 2014 to April 28, 2017 – Vice-President **Banco Losango S.A. – Banco Múltiplo** July 1, 2016 to April 28, 2017 – Chief Executive Officer **Bradescard Elo Participações S.A.** March 26, 2009 to April 24, 2017 – Chief Executive Officer **Banco Digio S.A.** April 22, 2009 to February 29, 2016 – Chief Executive Officer **BEM – Distribuidora de Títulos e Valores Mobiliários Ltda.** April 13, 2009 to April 28, 2017 – Chief Executive Officer **Kirton Bank S.A. – Banco Múltiplo** July 1, 2016 to April 28, 2017 – Chief Executive Officer **Tempo Serviços Ltda.** April 30, 2009 to March 27, 2017 – Chief Executive Officer **Ágora Corretora de Seguros S.A.** April 20, 2009 to April 28, 2017 – Chief Executive Officer **Columbus Holdings S.A.** March 12, 2009 to April 27, 2017 – Chief Executive Officer **Nova Paiol Participações Ltda.** April 30, 2009 to March 27, 2017 – Chief Executive Officer **Bradport – S.G.P.S. Sociedade Unipessoal, Lda.** May 27, 2011 to March 27, 2017 – Manager **Bradseg Participações Ltda.** Chairman of the Board of Directors **Fleury S.A.** Effective Member of the Board of Directors **Odontoprev**

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	May 3, 2019 – Chairman of the Board of Directors
Item 12.5.m.ii	-.-
CARLOS ALBERTO RODRIGUES GUILHERME	
Issuer	**Banco Bradesco S.A.** Business sector: Banks. Position: Vice-Chairman of the Board of Directors (Non-Executive Board Member).
Item 12.5.m.i	**Bradespar S.A.** Business sector: Comp. Adm. Part. – Mineral Extraction. Position: Vice-Chairman of the Board of Directors (Non-Executive Board Member). **BBD Participações S.A.** Vice-Chairman of the Board of Directors and Vice-President **Nova Cidade de Deus Participações S.A.** Vice-President **Fundação Bradesco** Vice-Chairman of the Managing Board and Vice-President **Cidade de Deus – Companhia Comercial de Participações** Vice-Chairman of the Board of Directors and Vice-President **Bradesco Leasing S.A. – Arrendamento Mercantil.** Business sector: Leasing. Position: Vice-Chairman of the Board of Directors (Non-Executive Board Member). **NCF Participações S.A.** Business sector: Holdings of non-financial institutions. Position: Vice-Chairman of the Board of Directors. **Banco Bradesco BERJ S.A.** February 14, 2014 to April 30, 2018 – Chief Executive Officer **Bradesco Saúde S.A.** Vice-Chairman of the Board of Directors **BSP Empreendimentos Imobiliários S.A.** Vice-Chairman of the Board of Directors **Bradseg Participações S.A.** Vice-Chairman of the Board of Directors **Companhia Securitizadora de Créditos Financeiros Rubi** March 19, 2018 to April 30, 2019 – General Officer
Item 12.5.m.ii	-.-

DENISE AGUIAR ALVAREZ	
Issuer	**Banco Bradesco S.A.** Business sector: Banks. Position: Member of the Board of Directors (Non-Executive Board Member).

Item 12.5.m.i	**BBD Participações S.A.** Member of the Board of Directors **Fundação Bradesco** Member of the Managing Board and Deputy Officer **Cidade de Deus-Companhia Comercial de Participações** Member of the Board of Directors and Officer **Bradespar S.A.** Member of the Board of Directors **Bradseg Participações S.A.** June 18, 2018 to July 20, 2020 – Member of the Board of Directors
Item 12.5.m.ii	**Associação Pinacoteca Arte e Cultura – APAC** Member of the Board of Directors **Canal Futura** Member of the Advisory Council **Fundação Roberto Marinho** Member of the Board of Trustees **Museu de Arte Moderna de São Paulo (MAM)** Member of the Deliberative Council **ADC Bradesco – Associação Desportiva Classista** Chief Executive Officer **Congregação de Santa Cruz do Brasil** Member of the Board of Directors of Colégio Santa Cruz (advisory nature) **High Level Reflection Group for Strategic Transformation – UNESCO** Member

MILTON MATSUMOTO	
Issuer	**Banco Bradesco S.A.** Business sector: Banks. Position: Member of the Board of Directors (Non-Executive Board Member).
Item 12.5.m.i	**Bradespar S.A.** Business sector: Comp. Adm. Part. – Mineral Extraction. Position: Member of the Board of Directors (Non-Executive Board Member). **BBD Participações S.A.** Member of the Board of Directors and Officer **Nova Cidade de Deus Participações S.A.** Officer **Fundação Bradesco** Member of the Managing Board and Managing Officer **Cidade de Deus – Companhia Comercial de Participações.** Member of the Board of Directors and Officer **Bradesco Leasing S.A. – Arrendamento Mercantil.** Business sector: Leasing. Position: Member of the Board of Directors (Non-Executive Board Member).

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	NCF Participações S.A. Business sector: Holdings of non-financial institutions. Position: Member of the Board of Directors. **BSP Empreendimentos Imobiliários S.A.** Member of the Board of Directors **Bradseg Participações S.A.** Member of the Board of Directors
Item 12.5.m.ii	-.-

ALEXANDRE DA SILVA GLÜHER	
Issuer	**Banco Bradesco S.A.** Business sector: Banks. Position: Member of the Board of Directors. From January 2014 to March 2018, he held the position of Executive Vice-President.
Item 12.5.m.i	**BBD Participações S.A.** Member of the Board of Directors **Nova Cidade de Deus Participações S.A.** Officer **Fundação Bradesco** Member of the Managing Board and Managing Officer **Cidade de Deus – Companhia Comercial de Participações** Member of the Board of Directors **Bradesco Leasing S.A. – Arrendamento Mercantil.** Business sector: Leasing. Position: Member of the Board of Directors (Non-Executive Board Member). From April 30, 2014 to April 29, 2018 – Vice-President. **NCF Participações S.A.** Business sector: Holdings of non-financial institutions. Position: Member of the Board of Directors. **Companhia Securitizadora de Créditos Financeiros Rubi** April 30, 2014 to March 12, 2018 – Officer **BSP Empreendimentos Imobiliários S.A.** Member of the Board of Directors **Kirton Bank S.A. – Banco Múltiplo** April 28, 2017 to March 12, 2018 – General Officer **Tempo Serviços Ltda.** April 29, 2017 to March 12, 2018 – Managing Officer **Banco Bradescard S.A.** April 25, 2017 to March 12, 2018 – Managing Officer **Banco Bradesco BBI S.A.** March 26, 2014 to March 12, 2018 – Vice-President **Banco Bradesco BERJ S.A.** February 14, 2014 to March 12, 2018 – Vice-President

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	Banco Bradesco Financiamentos S.A. April 27, 2017 to March 12, 2018 – Managing Officer **Banco Digio S.A.** April 17, 2014 to February 29, 2016 – Officer **Banco Losango S.A. – Banco Múltiplo** April 28, 2017 to March 12, 2018 – Managing Officer **BEM – Distribuidora de Títulos e Valores Mobiliários Ltda.** April 28, 2017 to October 30, 2017 – General Officer **BRAM – Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários** April 28, 2017 to October 30, 2017 – General Officer **Bradescard Elo Participações S.A.** April 24, 2017 to March 12, 2018 – Managing Officer **Bradesco Administradora de Consórcios Ltda.** April 28, 2014 to March 12, 2018 – Vice-President **Columbus Holdings S.A.** April 28, 2014 to March 12, 2018 – Officer **Nova Paiol Participações Ltda.** April 28, 2014 to March 12, 2018 – Officer **Bradseg Participações S.A.** Member of the Board of Directors **BBC Processadora S.A.** February 7, 2012 to December 31, 2018 – Effective Member of the Board of Directors **FEBRABAN – Brazilian Federation of Banks** September 18, 2014 to March 22, 2018 – Vice-President **FENABAN – National Federation of Banks** September 18, 2014 to March 22, 2018 –Vice-President and Alternate Delegate at CONSIF
Item 12.5.m.ii	**Câmara Interbancária de Pagamentos – CIP** March 26, 2015 to April 2021 – Chairman of the Board of Directors **Fundo Garantidor de Créditos – FGC** April 30, 2015 to March 23, 2021 – Effective Member of the Advisory Council and Chairman of the Advisory Council **IBCB – Brazilian Institute of Banking Science** April 28, 2014 to March 2020 – Vice-President

MAURÍCIO MACHADO DE MINAS	
Issuer	**Banco Bradesco S.A.** Business sector: Banks. Position: Member of the Board of Directors (Non-Executive Board Member). From January 2014 to January 2019, he held the position of Executive Vice-President.

Item 12.5.m.i	**BBD Participações S.A.** Member of the Board of Directors **Nova Cidade de Deus Participações S.A.** Officer **Fundação Bradesco** Member of the Managing Board and Managing Officer **Cidade de Deus – Companhia Comercial de Participações.** Business sector: Holding. Position: Member of the Board of Directors. **Bradesco Leasing S.A. – Arrendamento Mercantil.** Business sector: Leasing. Position: Member of the Board of Directors (Non-Executive Board Member). **NCF Participações S.A.** Business sector: Holdings of non-financial institutions. Position: Member of the Board of Directors. From June 28, 2016 to January 28, 2019, he held the position of Vice-President. **Banco Bradescard S.A.** April 25, 2017 to January 28, 2019 – Managing Officer **Banco Bradesco BBI S.A.** March 26, 2014 to January 28, 2019 – Vice-President **Banco Bradesco BERJ S.A.** April 30, 2018 to January 28, 2019 – Managing Officer **Banco Bradesco Financiamentos S.A.** April 27, 2017 to January 28, 2019 – Managing Officer **Banco Losango S.A. – Banco Múltiplo** April 28, 2017 to January 28, 2019 – Managing Officer **Banco Digio S.A.** April 17, 2014 to February 29, 2016 – Officer **BEM – Distribuidora de Títulos e Valores Mobiliários Ltda.** April 28, 2017 to January 28, 2019 – Managing Officer **Bradescard Elo Participações S.A.** April 24, 2017 to January 28, 2019 – Managing Officer **Bradesco Administradora de Consórcios Ltda.** April 30, 2018 to January 28, 2019 – Managing Officer **BSP Empreendimentos Imobiliários S.A.** Member of the Board of Directors **Kirton Bank S.A. – Banco Múltiplo** April 28, 2017 to January 28, 2019 – Managing Officer **Scopus Soluções em TI S.A.** April 30, 2018 to January 28, 2019 – General Officer **Tempo Serviços Ltda.** April 29, 2017 to January 28, 2019 – Managing Officer **Columbus Holdings S.A.** April 30, 2018 to January 28, 2019 – General Officer **Nova Paiol Participações Ltda.**

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	April 28, 2014 to January 28, 2019 – Officer **Bradseg Participações S.A.** Member of the Board of Directors **CPM Holdings Limited** Member of the Board of Directors **BBC Processadora S.A.** July 19, 2018 to December 31, 2018 – Vice-Chairman of the Board of Directors **NCR Brasil – Indústria de Equipamentos para Automação S.A.** October 4, 2011 to November 28, 2019 – Member of the Board of Directors
Item 12.5.m.ii	**FEBRABAN – Brazilian Federation of Banks** Member of the Board of CIAB

SAMUEL MONTEIRO DOS SANTOS JUNIOR	
Issuer	**Banco Bradesco S.A.** Sector of activity: Banks. Position: Independent Member of the Board of Directors.
Item 12.5.m.i	**Fleury S.A.** Business sector: diagnostic medicine and clinical analyses. Position: Member of the Board of Directors. **Odontoprev S.A.** Business sector: dental planner. Position: Member of the Board of Directors. **Europ Assistance Brasil Serviços de Assistência S.A.** Business sector: assistance services. Position: Member of the Board of Directors. – April 30, 2015 to March 29, 2017. **Swiss RE Solutions Brasil Seguros S.A.** Business sector: insurance. Position: Member of the Board of Directors – July 3, 2017 to April 30, 2020. **Bradesco Saúde S.A.** Business sector: health insurance. Position: Member of the Board of Directors.
Item 12.5.m.ii	**BSP Empreendimentos Imobiliários S.A.** Business sector: real estate business. Position: Member of the Board of Directors. **Bradseg Participações S.A.** Business sector: holding company. Position: Member of the Board of Directors.

WALTER LUIS BERNARDES ALBERTONI	
Issuer	**Banco Bradesco S.A.** Business sector: Banks. Position: Independent Member of the Board of Directors.
Item 12.5.m.i	**Companhia Energética de Brasília S.A**. Business sector: holding of electricity industry. Position: Member of the Board of Directors and Coordinating Member of the Statutory Audit Committee. **Indústrias Romi S.A**. Business sector: machine industry. Position: Member of the Fiscal Council. **DATAPREV S.A** Business sector: systems analysis, programming and execution of data services. Position: Sitting Member of the Audit Committee. **Mahle Metal Leve S.A**. Business sector: auto parts. Position: Alternate Member of the Board of Directors. **Ser Educacional S.A**. Business sector: Post-secondary and Graduate Programs. Position: Alternate Member of the Fiscal Council.

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	Sanepar S.A. Business sector: water treatment and public sanitation. Position: Alternate Member of the Fiscal Council. **Rumo S.A.** Business sector: rail transport logistics services. Position: Alternate Member of the Fiscal Council. **Petróleo Brasileiro S.A. – Petrobras**. Business sector: petroleum industry. Position: Member of the Fiscal Council – 2013 to 2018. **Paranapanema S.A**. Business sector: production of copper and byproducts. Position: Member of the Board of Directors – 2016 to 2017. **Bradespar S.A**. Business sector: mineral extraction. Alternate Member of the Fiscal Council – May 11, 2016 to July 19, 2016. Effective Member of the Fiscal Council – July 20, 2016 to April 27, 2017. **Mills S.A.** Business sector: engineering products and services. Position: Alternate Member of the Fiscal Council. **Albertoni Sociedade de Advogados**. Business sector: provision of legal services and legal consulting. Position: Partner.
Item 12.5.m.ii	**Association of Investors in the Capital Market – AMEC**. Business sector: Association without economic purposes, aimed at defending the rights and interests of minority shareholders and investors. Position: Legal Advisor.

PAULO ROBERTO SIMÕES DA CUNHA	
Issuer	**Banco Bradesco S.A.** Business sector: Banks. Position: Independent Member of the Board of Directors.
Item 12.5.m.i	**B3 S.A. – Brazilian Exchange & OTC** September 2006 to May 2018 – Member of the Audit Committee
Item 12.5.m.ii	-.-

RUBENS AGUIAR ALVAREZ	
Issuer	**Banco Bradesco S.A.** Business sector: Banks. Position: Member of the Board of Directors (Non-Executive Board Member).
Item 12.5.m.i	-.-
Item 12.5.m.ii	-.-
Others experiences	**Santa Maria Agropecuária Ltda** – Business sector: Citriculture / sugar cane/ livestock. Position: Partner, Chief Executive Officer. **Aguiar Alvarez Empreendimentos e Participações Ltda**. Business sector: Incorporation, management and purchase and sale of real estate. Position: Partner, Chief Executive Officer.

DENISE PAULI PAVARINA

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Issuer	**Banco Bradesco S.A.** Business sector: Banks. Position: Managing Officer (2015 – 2019); Deputy Officer (2012 – 2015); Department Officer (2001 – 2012)
Item 12.5.m.i	-.-
Item 12.5.m.ii	**WomenCorporateDirectors – WCD Foundation** 2020 – Member of the Brazilian Chapter **Hospital Care Caledonia S.A.** 2021 –Member of the Board of Directors and Coordinator of EESG Committee **Crescera Capital Acquisiton Corp** 2021 - Member of the Board of Directors and the Audit Committee **ANBIMA – Brazilian Association of Financial and Capital Markets Entities** 2020 – Member of the Ethics Council **APIMEC NACIONAL** 2021 – Member of the Supervisory Board of the Securities Analyst **BR Advisory Partners Participações S.A.** 2021-2022 Member of the Board of Directors **B3 S.A. – Brasil, Bolsa, Balcão** 2015-2019 - Member of the Board of Directors and Coordinator of the Market Committee **BSM - BM&F BOVESPA SUPERVISÃO DE MERCADOS** 2015-2019 - Member of the Market Advisory Board **VALE S.A.** 2017-2019 - Member of the Board of Directors and the Sustainability Committee **ANBIMA – Associação Brasileira das Entidades dos Mercados Financeiros e de Capitais** 2012-2016 - President. **CNF – Confederação Nacional das Instituições Financeiras and CONEF – Conselho Nacional de Educação Financeira** 2012-2016 – Both as Anbima representative
Other Experiences	**AGGREGO CONSULTORES Consultoria Financeira** 2019 - Consulting in M&A transactions, project structuring, fundraising and corporate governance **TCFD – TASK FORCE ON CLIMATE-RELATED FINANCIAL DISCLOSURE** 2016 – Vice Chairman of the task force created by FSB (Financial Stability Board) **BNDES – Banco Nacional de Desenvolvimento Econômico e Social** 2019 – Officer of Companies; Responsible for corporate credit **Other Boards:** Latasa S.A., Cielo S.A., Arcelor Brasil (Belgo Mineira), São Paulo Alpargatas S.A.

12.5. "n" - Description of any of the following events that have occurred during the last 5 years: i. any criminal conviction; ii. any conviction in administrative proceedings of the CVM and the penalties applied; iii. any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or trade activity.

None of the members of the Board of Directors, of the Board of Executive Officers, the Fiscal Council or the Committees was convicted under the terms of items i, ii and iii above .

12.9. Existence of marital relationship, stable union or kinship to the second degree between:

a. the issuer's managers:
Ms. Denise Aguiar Alvarez is the sister of Mr. Rubens Aguiar Alvarez, both members of the Board of Directors

b. (i) the issuer's managers and (ii) the managers of companies directly or indirectly controlled by the issuer:
None.

c. (i) the managers of the issuer or its subsidiaries, direct or indirect, and (ii) direct or indirect controllers of the issuer:
None.

d. (i) the issuer's managers and (ii) the managers of the issuer's direct or indirect controlling companies;
Ms. Denise Aguiar Alvarez and Mr. Rubens Aguiar Alvarez, both Members of the Issuer's Board of Directors, are children of Ms. Lina Maria Aguiar, Member of the Board of Directors of Cidade de Deus - Companhia Comercial de Participações and Member of the Managing Board of Fundação Bradesco.

12.10. Inform the relationships of subordination, of provision of service or control maintained in the past three fiscal years, between the issuer's managers and:

a. the company controlled, directly or indirectly, by the issuer, except those in which the issuer holds, directly or indirectly, all the share capital: None.

Note: *According to the criterion adopted by Bradesco, the wholly-owned subsidiaries are the companies in the Corporate Organizational Chart which, although Bradesco does not retain 100% of the share capital, in practice, are managed as wholly-owned subsidiaries, by the following features:*

- *Are corporations privately held;*

- *They have a minority interest of less than 1%; and*
- *The Organization elects all members of their management bodies.*

b. direct or indirect controller of issuer:

LUIZ CARLOS TRABUCO CAPPI

Company		BBD Participações S.A.	Cidade de Deus – Companhia Comercial de Participações	Fundação Bradesco	NCF Participações S.A.	Nova Cidade de Deus Participações S.A.
CNPJ (Corporate Taxpayer Registry No.)		07.838.611/0001-52	61.529.343/0001-32	60.701.521/0001-06	04.233.319/0001-18	04.866.462/0001-47
2018	Position	Vice-Chairman of the Board of Directors and Vice-President	Vice-Chairman of the Board of Directors and Vice-President	Vice-Chairman of the Managing Board and Vice-President	Vice-Chairman of the Board of Directors and Chief Executive Officer up to April 30, 2018*	Vice-President
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2019	Position	Chairman of the Board of Directors and Chief Executive Officer	Chairman of the Board of Directors and Chief Executive Officer	Chairman of the Managing Board and Chief Executive Officer	Chairman of the Board of Directors	Chief Executive Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2020	Position	Chairman of the Board of Directors and Chief Executive Officer	Chairman of the Board of Directors and Chief Executive Officer	Chairman of the Managing Board and Chief Executive Officer	Chairman of the Board of Directors	Chief Executive Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect

DENISE AGUIAR ALVAREZ

Company		BBD Participações S.A.	Cidade de Deus – Companhia Comercial de Participações	Fundação Bradesco
CNPJ (Corporate Taxpayer Registry No.)		07.838.611/0001-52	61.529.343/0001-32	60.701.521/0001-06
2018	Position	Member of the Board of Directors	Member of the Board of Directors and Officer	Member of the Managing Board and Deputy Officer
	Note	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct
2019	Position	Member of the Board of Directors	Member of the Board of Directors and Officer	Member of the Managing Board and Deputy Officer
	Note	-.-	-.-	-.-

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	Controlling company	Indirect	Direct	Direct
2020	**Position**	Member of the Board of Directors	Member of the Board of Directors and Officer	Member of the Managing Board and Deputy Officer
	Note	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct

CARLOS ALBERTO RODRIGUES GUILHERME

Company		**BBD Participações S.A.**	**Cidade de Deus – Companhia Comercial de Participações**	**Fundação Bradesco**	**NCF Participações S.A.**	**Nova Cidade de Deus Participações S.A.**
CNPJ (Corporate Taxpayer Registry No.)		**07.838.611/0001-52**	**61.529.343/0001-32**	**60.701.521/0001-06**	**04.233.319/0001-18**	**04.866.462/0001-47**
2018	**Position**	Member of the Board of Directors and Officer	Member of the Board of Directors and Officer	Member of the Managing Board and Managing Officer	Member of the Board of Directors	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2019	**Position**	Vice-Chairman of the Board of Directors and Vice-President	Vice-Chairman of the Board of Directors and Vice-President	Vice-Chairman of the Managing Board and Vice-President	Vice-Chairman of the Board of Directors	Vice-President
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2020	**Position**	Vice-Chairman of the Board of Directors and Vice-President	Vice-Chairman of the Board of Directors and Vice-President	Vice-Chairman of the Managing Board and Vice-President	Vice-Chairman of the Board of Directors	Vice-President
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect

MILTON MATSUMOTO

Company		**BBD Participações S.A.**	**Cidade de Deus – Companhia Comercial de Participações**	**Fundação Bradesco**	**NCF Participações S.A.**	**Nova Cidade de Deus Participações S.A.**
CNPJ (Corporate Taxpayer Registry No.)		**07.838.611/0001-52**	**61.529.343/0001-32**	**60.701.521/0001-06**	**04.233.319/0001-18**	**04.866.462/0001-47**
2018	**Position**	Member of the Board of Directors and Officer	Member of the Board of Directors	Member of the Managing Board and Managing Officer	Member of the Board of Directors	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2019	**Position**	Member of the Board of Directors and Officer	Member of the Board of Directors and Officer	Member of the Managing Board	Member of the Board of Directors	Officer

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				and Managing Officer		
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2020	**Position**	Member of the Board of Directors and Officer	Member of the Board of Directors and Officer	Member of the Managing Board and Managing Officer	Member of the Board of Directors	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect

ALEXANDRE DA SILVA GLÜHER, MAURÍCIO MACHADO DE MINAS

Company		**BBD Participações S.A.**	**Cidade de Deus – Companhia Comercial de Participações**	**Fundação Bradesco**	**NCF Participações S.A.**	**Nova Cidade de Deus Participações S.A.**
CNPJ (Corporate Taxpayer Registry No.)		**07.838.611/0001-52**	**61.529.343/0001-32**	**60.701.521/0001-06**	**04.233.319/0001-18**	**04.866.462/0001-47**
2018	**Position**	Member of the Board of Directors	Member of the Board of Directors	Member of the Managing Board and Managing Officer	Member of the Board of Directors and Vice-President	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2019	**Position**	Member of the Board of Directors	Member of the Board of Directors	Member of Board Managing Board and Managing Officer	Member of the Board of Directors	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2020	**Position**	Member of the Board of Directors	Member of the Board of Directors	Member of the Managing Board and Managing Officer	Member of the Board of Directors	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect

c. if relevant, supplier, client, debtor or creditor of the issuer, its controlled or controlling or subsidiaries of any of these persons:

None.

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Information about the candidates appointed by the controlling shareholders to compose the Fiscal Council, in compliance with Items 12.5 to 12.10 of Attachment 24 of CVM Instruction No. 480/09, pursuant to the provisions of Attachment A of CVM Instruction No. 552/14.

12.5. In relation to each of the managers and members of the fiscal council of the issuer, indicate, in a table:		
a. name:	**Domingos Aparecido Maia**	**Joaquim Caxias Romão**
a. date of birth:	March 31, 1952	August 25, 1960
b. occupation:	Accountant	Lawyer
c. Individual Taxpayer's ID (CPF):	714.810.018-68	010.264.668-65
d. elected office held:	Effective Member of the Fiscal Council	N/A
e. election date:	March 10, 2021	N/A
f. investiture date:	April 28, 2021	N/A
g. term of office:	of one (1) year, up until the Annual Shareholders' Meeting to be held in 2022	N/A
h. other positions held in the issuer	None	N/A
i. elected by the controlling shareholder:	Yes	N/A
j. if it is an independent member and, if so, what was the criterion used by the issuer to determine the independence:	Yes, as he is a member of the Fiscal Council, body with independent acting in relation to the Boards of Directors and Executive Officers, whose function, under the terms of current legislation, is to supervise the acts of the administrators and verify the compliance with their legal and statutory duties.	N/A
k. number of consecutive terms:	16	He was not a member in the last year
l. information on:		
i. main professional experiences during the last 5 years, indicating:		
company:	-	Bradespar S.A.
core business:	-	Management and participation company – Mineral Extraction
position:	-	Effective Member of the Fiscal Council

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if the company integrates (i) the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that holds a direct or indirect stake equal to or greater than 5% of the same class or type of security of the issuer	-	Yes
ii. indication of all management positions in other companies or organizations in the third sector	Does not hold management positions in other companies or third sector organizations.	
n. description of any of the following events that have occurred during the last 5 years:		
i. any criminal conviction	No criminal conviction	
ii. any conviction in an administrative proceeding with the CVM and the penalties applied	No conviction in an administrative proceeding with the CVM	
iii. any final and conclusive conviction at judicial or administrative level, which has suspended or disqualified the person to practice any professional or commercial activity	No final and conclusive conviction	
12.6 About each one of the persons that held as member of the Board of Directors or Council Fiscal in the last fiscal year, inform the percentage of participation in the meetings held by the respective bodies in the same period, that was held after taking office	100%	He was not a member in the last year

12.5. In relation to each of the managers and members of the fiscal council of the issuer, indicate, in a table:		
a. name:	**José Maria Soares Nunes**	**Frederico William Wolf**
b. date of birth:	April 11, 1958	May 12, 1957
c. occupation:	Accountant	Administrator
d. Individual Taxpayer's ID (CPF):	001.666.878-20	882.992.108/44
e. elected office held:	Effective Member of the Fiscal Council	N/A
f. election date:	March 10, .2021	N/A
g. investiture date:	April 28, 2021	N/A
h. term of office:	of one (1) year, up until the Annual Shareholders' Meeting to be held in 2022	N/A
i. other positions held in the issuer	None	N/A
j. elected by the controlling shareholder:	Yes	N/A
k. if it is an independent member and, if so, what was the criterion used by the issuer to determine the independence:	Yes, as he is a member of the Fiscal Council, body with independent acting in relation to the Boards of Directors and Executive Officers, whose function, under the terms of current legislation, is to supervise the acts of the administrators and verify the compliance with their legal and statutory duties.	N/A
l. number of consecutive terms:	7	He was not a member in the last year
m. information on:		
i. main professional experiences during the last 5 years, indicating:		
company:	-	Banco Bradesco S.A.
core business:	-	Banks
position:	-	Department Officer (2011 to 2020)
if the company integrates (i) the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that holds a direct or indirect stake equal to or greater than 5% of the same class or type of security of the issuer	-	Yes

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ii. indication of all management positions in other companies or organizations in the third sector	Does not hold management positions in other companies or third sector organizations.	
n. description of any of the following events that have occurred during the last 5 years:		
i. **i. any criminal conviction**	No criminal conviction	
ii. **ii. any conviction in an administrative proceeding with the CVM and the penalties applied**	No conviction in an administrative proceeding with the CVM	
iii. **iii. any final and conclusive conviction at judicial or administrative level, which has suspended or disqualified the person to practice any professional or commercial activity**	No final and conclusive conviction	
12.6 About each one of the persons that held as member of the Board of Directors or Council Fiscal in the last fiscal year, inform the percentage of participation in the meetings held by the respective bodies in the same period, that was held after taking office	100%	He was not a member in the last year

12.5. In relation to each of the managers and members of the fiscal council of the issuer, indicate, in a table:		
a. name:	**Artur Padula Omuro**	**Luiz Eduardo Nobre Borges**
b. date of birth:	September 23, 1961	February 15, 1975
c. occupation:	Administrator	Accountant
d. Individual Taxpayer's ID (CPF):	024.712.498/25	185.221.388-42
e. elected office held:	N/A	N/A
f. election date:	N/A	N/A
g. investiture date:	N/A	N/A
h. term of office:	N/A	N/A
i. other positions held in the issuer	N/A	N/A
j. elected by the controlling shareholder:	N/A	N/A
k. if it is an independent member and, if so, what was the criterion used by the issuer to determine the independence:	N/A	N/A
l. number of consecutive terms:	He was not a member in the last year	He was not a member in the last year
m. information on:		
i. main professional experiences during the last 5 years, indicating:		
company:	Banco Bradesco Cartões S.A.	Bradespar S.A.
core business:	Banks, Financial Services	Management and participation company – Mineral Extraction
position:	Officer (2010 to 2019)	Alternate Member of the Fiscal Council (2020)
if the company integrates (i) the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that holds a direct or indirect stake equal to or greater than 5% of the same class or type of security of the issuer	Yes	Yes
ii. indication of all management positions in other companies or organizations in the third sector	Does not hold management positions in other companies or third sector organizations.	
n. description of any of the following events that have occurred during the last 5 years:		

iv. i. any criminal conviction	No criminal conviction	
v. ii. any conviction in an administrative proceeding with the CVM and the penalties applied	No conviction in an administrative proceeding with the CVM	
vi. iii. any final and conclusive conviction at judicial or administrative level, which has suspended or disqualified the person to practice any professional or commercial activity	No final and conclusive conviction	
12.6 About each one of the persons that held as member of the Board of Directors or Council Fiscal in the last fiscal year, inform the percentage of participation in the meetings held by the respective bodies in the same period, that was held after taking office	He was not a member in the last year	He was not a member in the last year

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Information about the candidates appointed by the common shareholders to compose the Fiscal Council, not integrating the controlling block

12.5. In relation to each of the managers and members of the fiscal council of the issuer, indicate, in a table:		
a. name:	**Ivanyra Maura de Medeiros Correia**	**Eduardo Badyr Donni**
b. date of birth:	October 23, 1967	September 19, 1962
c. occupation:	Engineer	Chemical Engineer
d. Individual Taxpayer's ID (CPF):	009.092.797-48	746.941.207-78
e. elected office held:	Effective Member of the Fiscal Council	Alternate Member of the Fiscal Council
f. election date:	March 10, 2021	March 10, 2021
g. investiture date:	April 28, 2021	April 28, 2021
h. term of office:	of one (1) year, up until the Annual Shareholders' Meeting to be held in 2022	of one (1) year, up until the Annual Shareholders' Meeting to be held in 2022
i. other positions held in the issuer	None	None
j. elected by the controlling shareholder:	No	No
k. if it is an independent member and, if so, what was the criterion used by the issuer to determine the independence:	Yes, as she is a member of the Fiscal Council, body with independent acting in relation to the Boards of Directors and Executive Officers, whose function, under the terms of current legislation, is to supervise the acts of the administrators and verify the compliance with their legal and statutory duties.	Yes, as he is a member of the Fiscal Council, body with independent acting in relation to the Boards of Directors and Executive Officers, whose function, under the terms of current legislation, is to supervise the acts of the administrators and verify the compliance with their legal and statutory duties.
l. number of consecutive terms:	2	0
m. information on:		
i. main professional experiences during the last 5 years, indicating:		
company: **core business:**	• Zurich Seguros. Core business: Insurance Company.	

position:	Positions: Statutory Officer responsible by SUSEP (Superintendence of Private Insurance) of Zurich Minas Brasil Seguros, Zurich Brasil Capitalização and Zurich Previdência, Member of the Board of Directors of Zurich Resseguradora; • Penske Logistics. Core business: Supply chain services and solutions. Position: Administrative and Financial Officer, for Latin America and Asia; • FNAC. Core business: Retail/Bookstore. Position: Administrative and Financial Officer of Brazilian subsidiary; and • Bank of America. Core business: Banks. Position: Vice presidente of Latin America.	• Member of the Board of Directors of Nortec Química S.A., indicated by BNDESpar. • Member of the Superior Agribusiness Council in Federation of Industries of São Paulo State. • Member of the Governance, Integrity, Risks and Internal Controls Committee of CEMADEN, research agency of the Ministry of Science, Technology and Innovations. • Advisory Councilor of Tobasa Bioindustrial S.A. • Advisory Councilor of Brasol Soluções Solares. • Effective Member of the Fiscal Council of PreviBayer, Bayer Group's private pension company. • Statutory Officer and CFO of Covestro Polímeros. • Officer of Corporate Management and Supply Chain for Latin America of Bayer MaterialScience
if the company integrates (i) the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that holds a direct or indirect stake equal to or greater than 5% of the same class or type of security of the issuer	No	No
ii. indication of all management positions in other companies or organizations in the third sector	Serpro (Data Processing Federal Service) – Member of the Board of Directors, indicated by Ministry of Finance (independent member)	Not applicable
n. description of any of the following events that have occurred during the last 5 years:		
i.i. any criminal conviction	No criminal conviction	

ii.ii. any conviction in an administrative proceeding with the CVM and the penalties applied	No conviction in an administrative proceeding with the CVM	
iii.iii. any final and conclusive conviction at judicial or administrative level, which has suspended or disqualified the person to practice any professional or commercial activity	No final and conclusive conviction	
12.6 About each one of the persons that held as member of the Board of Directors or Council Fiscal in the last fiscal year, inform the percentage of participation in the meetings held by the respective bodies in the same period, that was held after taking office	100%	0

Information about the candidates appointed by the preferred shareholders to compose the Fiscal Council, not integrating the controlling block

12.5. In relation to each of the managers and members of the fiscal council of the issuer, indicate, in a table::		
a. name:	**Cristiana Pereira**	**Ava Cohn**
b. date of birth:	February 14, 1971	October 2, 1964
c. occupation:	Economist	Business Administrator
d. Individual Taxpayer's ID (CPF):	120.701.098-79	090.196.928-10
e. elected office held:	Effective Member of the Fiscal Council	Alternate Member of the Fiscal Council
f. election date:	March 10, 2021	March 10, 2021
g. investiture date:	April 28, 2021	April 28, 2021
h. term of office:	of one (1) year, up until the Annual Shareholders' Meeting to be held in 2022	of one (1) year, up until the Annual Shareholders' Meeting to be held in 2022
i. other positions held in the issuer	None	None
j. elected by the controlling shareholder:	No	No
k. if it is an independent member and, if so, what was the criterion used by the issuer to determine the independence:	Yes, as she is a member of the Fiscal Council, body with independent acting in relation to the Boards of Directors and Executive Officers, whose function, under the terms of current legislation, is to supervise the acts of the administrators and verify the compliance with their legal and statutory duties.	Yes, as she is a member of the Fiscal Council, body with independent acting in relation to the Boards of Directors and Executive Officers, whose function, under the terms of current legislation, is to supervise the acts of the administrators and verify the compliance with their legal and statutory duties.
l. number of consecutive terms:	1	0
m. information on:		
i. main professional experiences during the last 5 years, indicating:		
company: core business: position:	• ACE Governance. Core Business: Advisory. Position: Partner; • CESAR, Innovation Institute of Recife. Core Business: Research Center. Position: Member of the Board of Directors. • B3 - Brasil, Bolsa e Balcão. Core Business: Stock Exchange. Position: Listing and Companies Relations Officer from 2010 to 2017.	• Partner of DAVOS, financial and investment services on private clients, February, 2019 to December, 2019; • Member of IBEF Woman Governance Committee. (Brazilian Institute of Financial Executives); • Mentor in the Small and Medium sized companies program, created during the pandemic in 2020, with the objective to support these enterprises.

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if the company integrates (i) the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that holds a direct or indirect stake equal to or greater than 5% of the same class or type of security of the issuer	No	No
ii. indication of all management positions in other companies or organizations in the third sector	Does not hold management positions in other companies or third sector organizations.	
n. description of any of the following events that have occurred during the last 5 years:		
i.i. any criminal conviction	No criminal conviction	
ii.ii. any conviction in an administrative proceeding with the CVM and the penalties applied	No conviction in an administrative proceeding with the CVM	
iii.iii. any final and conclusive conviction at judicial or administrative level, which has suspended or disqualified the person to practice any professional or commercial activity	No final and conclusive conviction	
12.6 About each one of the persons that held as member of the Board of Directors or Council Fiscal in the last fiscal year, inform the percentage of participation in the meetings held by the respective bodies in the same period, that was held after taking office	100%	0

Items 12.7 to 12.10 of Attachment 24 of CVM Instruction No. 480/09, pursuant to the provisions of Attachment A of CVM Instruction No. 552/14, apply to all candidates appointed to compose the Fiscal Council, regardless of who appointed them:

12.7/8. Committees Composition
The appointed candidates are not members of any Issuer Committee

12.9. Existence of marital relationship, stable union or kinship to the second degree between:

a. the issuer's managers:
There is no such relationship involving the appointed candidates.

b. (i) the issuer's managers and (ii) the managers of companies directly or indirectly controlled by the issuer:
None.

c. (i) the managers of the issuer or its subsidiaries, direct or indirect, and (ii) direct or indirect controllers of the issuer:
None.

d. (i) the issuer's managers and (ii) the managers of the issuer's direct or indirect controlling companies;
There is no such relationship involving the appointed candidates.

12.10. Inform the relationships of subordination, of provision of service or control maintained in the past three fiscal years, between the issuer's managers and:

a. the company controlled, directly or indirectly, by the issuer, except those in which the issuer holds, directly or indirectly, all the share capital: None.

Note: *According to the criterion adopted by Bradesco, the wholly-owned subsidiaries are the companies in the Corporate Organizational Chart which, although Bradesco does not retain 100% of the share capital, in practice, are managed as wholly-owned subsidiaries, by the following features:*

- *Are corporations privately held;*
- *They have a minority interest of less than 1%; and*
- *The Organization elects all members of their management bodies.*

b. direct or indirect controller of issuer:

The appointed candidates have no subordination, service provision or control relationship maintained with any direct or indirect controller of the issuer.

c. if relevant, supplier, client, debtor or creditor of the issuer, its controlled or controlling or subsidiaries of any of these persons:

None.

13. Management Compensation

13.1 - Description of the policy or compensation practice, including the Non-Statutory Board of Executive Officers

a) Objectives of the policy or practice of compensation informing if the remuneration policy was formally approved, the responsible body for its approval, the approval date and, if the issuer discloses the policy, the sites on the world wide web of computers where the document can be consult

In 2012, Bradesco amended its managers' remuneration policy, being approved by the Board of Directors in Special Meeting of February 6, 2012, in order to reflect the objectives established by CMN Resolution No. 3,921/10, which caused, from that year on, the payment of part of the amount approved in the Annual Shareholders' Meeting as variable compensation. Its policy aims at:

- ensuring that the compensation practice is in accordance with the law, rules and regulations that govern the matter, based on the Manager's duties, which result from the positions they hold and functions they perform, the time dedicated to their functions, their professional competence and reputation in view of their experience and qualification, and the value of their services in the market;
- providing alignment between compensation practices for the Management and the Organization's interests, so that the decisions made are the best possible, seeking to create value for its shareholders and investors; and
- ensuring that the compensation practice is related to objectives that seek the valuation of the Organization, not encouraging behaviors that increase the risk exposure above levels considered prudent for the strategies adopted for the short, medium and long-term.

The Remuneration Policy is available on the website:

https://www.bradescori.com.br/siteBradescoRI/Paginas/governancacorporativa/141_estatuto-politicas.aspx?AbaSelecionada=2.

b) Composition of compensation, indicating:

i. description of the compensation elements and objectives of each one of them

a) Board of Directors and Board of Executive Officers

The compensation of the members of the Board of Directors, CEO and other Officers consists of Fixed Compensation, represented by Monthly Compensations fixed for the duration of their term, and Variable Compensation, based on target criteria and performance indicators, attributed according to the criterion of multiple Monthly Compensation, up to the limit authorized by the Shareholders' Meeting.

In addition, annually, a proposal is submitted to the approval of the Shareholders' Meeting to fund the Management Pension Plan, whose amounts are shown in item 13.2, as post-employment benefits, which aims to ensure the commitment of managers to the present and future development of the Company's activities, that is, its operations focusing on business perpetuity and long-term value generation.

Pursuant to CVM/SEP Circular Letter No. 1/2021, we are not indicating in item 13.2, for 2019, 2020 and 2021, the amounts corresponding to social security contributions (INSS) paid by Bradesco. For the provision of the current fiscal year, we are also not considering the contributions to the INSS.

b) Fiscal Council

The compensation of the Effective Members of the Fiscal Council is fixed by the Shareholders' Meeting in which they are elected and they cannot be lower, for each member in office, to ten percent (10%) of the monthly compensation that, on average, is attributed to each Officer, as fixed compensation, without, under current legislation, the payment of benefits, expense representation and participation in the Company's profit sharing, or any other denomination.

c) Audit Committee

The compensation of the Members of the Audit Committee is represented by fixed monthly payments for the term of their term of office, except for a member which only receives compensation as a member of the Board of Directors, and aims at rewarding the contribution of each member for acting on advising the Board of Directors in the performance of their attributions related to the follow up of the accounting practices adopted in the preparation of the Company's financial statements and of its subsidiaries, as well as in the process of appointing and evaluating the effectiveness of the independent audit.

Another important factor in the definition of the compensation is that the Committee's members must have high technical qualification so as to exercise their position and at least one of them must have proven knowledge in the areas of accounting and auditing of financial institutions which qualify them to the position, proving the high degree of expertise required from them, including by the regulatory bodies.

d) Remuneration Committee

The Remuneration Committee, defined in the Bylaws, is composed of members chosen among the members of the Company's Board of Directors and also, as required by Resolution No. 3,921/10, by one (1) non-manager member. The members of the Board of Directors and the non-manager member, when an employee of the Bradesco Organization, are not compensated due to the position of member of the Remuneration Committee. While being a non-employee, when nominated, the member has his/her compensation set by the Board of Directors, according to the market parameters. No Manager of the Bradesco Organization is remunerated for the functions that they exercise in Bradesco Organization committees.

e) Other Committees

The members of the other committees are remunerated only for the duties they perform in the management bodies or executive areas in which they act in Bradesco Organization. No Manager of Bradesco Organization is remunerated for duties that they perform in the referred committees.

ii. Regarding the last three fiscal years, what is the proportion of each element in the total compensation

The Management compensation is comprised of Fixed Compensation, represented by Monthly Compensations established according to the duration of their term, and Variable Compensation awarded according to the criterion of multiple Monthly Compensations, based on target criteria and performance indicators, up to the limit authorized by the Shareholders' Meeting.

We highlight that the proportion/percentage of each element in the total compensation is not established, and it can be changed annually.

Fiscal Year ended in December 31, 2021	Annual Fixed Compensation	Variable Compensation	Post-Employment Benefit[1]	Total
Board of Directors	31,45%	67,49%	1,06%	100,00%
Board of Executive Officers	16,66%	39,06%	44,28%	100,00%

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Fiscal Council	100,0%	0,0%	0,0%	100,00%
Audit Committee	100,0%	0,0%	0,0%	100,00%

Fiscal Year ended in December 31, 2020	Annual Fixed Compensation	Variable Compensation	Post-Employment Benefit (1)	Total
Board of Directors	40,9%	35,6%	23,5%	100,0%
Board of Executive Officers	21,8%	21,4%	56,8%	100,0%
Fiscal Council	100,0%	0,0%	0,0%	100,0%
Audit Committee	100,0%	0,0%	0,0%	100,0%

Fiscal Year ended in December 31, 2019	Annual Fixed Compensation	Variable Compensation	Post-Employment Benefit (1)	Total
Board of Directors	17,6%	44,5%	37,9%	100,0%
Board of Executive Officers	18,3%	43,7%	38,0%	100,0%
Fiscal Council	100,0%	0,0%	0,0%	100,0%
Audit Committee	100,0%	0,0%	0,0%	100,0%

(1) The amounts corresponding to post-employment benefits are related to the Management pension plan.

iii. methodology for calculating and adjusting each component of the compensation

Board of Directors and Board of Executive Officers

- **Fixed Compensation or Monthly Compensation:** monthly fixed compensations established for the period of the Manager's term.
- **Variable Compensation:** amount attributed to the Managers, as performance compensation, in addition to the Fixed Compensation, based on the target criteria and performance indicator. It is important to highlight that the total Variable Compensation will be paid on a date to be defined by the Board of Directors, and 50% of the net value of the Variable Compensation will be allocated for the purchase of PNB shares issued by BBD Participações S.A. (BBD PNB Shares) and/or preferred shares issued by Bradesco (Bradesco preferred shares), which are filed and unavailable ("Restricted Shares"). The Restricted Shares become available in three (3) equal, annual and successive installments. The first installment will expire one year after the date of the acquisition of shares.
- **Overall amount:** includes the total compensation (fixed compensations and variable compensation).

To determine the overall amount for compensation, Bradesco Organization observes the following criteria:

1. **Bradesco Organization's Remuneration Committee:** proposes to the Board of Directors the Overall Amount for compensation (Monthly Compensation and Variable Compensation). The payment of Variable Compensation will observe the target criteria and performance indicators to be established and will be limited to Overall Amount, to be distributed to the Managers.

To define the Overall Amount for compensation (Monthly Compensations and Variable Compensation), the Remuneration Committee shall observe the following aspects:

- size and result of the company compared to its competitors;

- domestic and international economic conditions, taking into consideration the past, present and future scenarios;
- internal and external factors that may affect the Bradesco Organization's businesses (current and potential risks); and
- Bradesco Organization's Overall performance, involving the recurrent income realized and the capacity to produce cash flows.

The Remuneration Committee will use other indicators when it deems necessary and suitable. In addition, it will use studies, evaluations, surveys and other materials prepared by the technical areas, such as DEPEC (Department of Research and Economic Studies), DC (Controllership Department), General Accounting Department and DCIR (Integrated Risk Control Department), besides other areas it deems appropriate.

2. **Board of Directors:** the most important management Body of the Bradesco Organization. It must evaluate the Remuneration Committee proposals and resolve on them.

3. **Shareholders' Meeting:** it is incumbent on the Shareholders' Meeting to approve the Overall Amount for the compensation of the Company.

Once all the steps to determine and approve the Overall Amount for compensation are fulfilled, it is incumbent on the Board of Directors of Bradesco to establish the compensation of each one of the Managers, comprised by Monthly Compensation and, based on the fulfillment of the target criteria and indicators, Variable Compensation.

Audit Committee

The process to calculate and readjust the Audit Committee's compensation starts in the Remuneration Committee.

The Board of Directors, in turn, evaluates the recommendations and proposals of this Committee and defines the amount of compensation for each Committee member.

iv. reasons that justify the composition of compensation

The compensation structure of Bradesco´s Managers, composed of Fixed Compensation (Monthly Compensation) and Variable Compensation (multiple fixed compensations), in consonance with the guidelines established in its

Managers' Remuneration Policy, which takes into consideration the requirements of CMN Resolution No. 3,921/10 and, additionally, the post-employment benefit in Supplementary Pension Plan, aim to align the manager's interests with the Bradesco projects and results.
Besides, the composition of compensation and the post-employment benefit are based in the management alignment with the results and short, medium and long-term risks of the Company, as well as justifying themselves as a means to maintain high quality managers and notorious knowledge in the Bradesco staff.

v. existence of non-remunerated members by the issuer and the reason for this fact

Not applicable.

c) main performance indicators that are taken into consideration in determining each component of compensation

Corporate Assessment Process

The uniformity in the treatment of work areas is one of the keys for the Bradesco Organization's effectiveness, as a manner to inhibit individualism, maintaining a good work environment favorable for teamwork.

The Organization maintains a collegiate management culture, in which all relevant decisions, business or administrative ones, are made by committees composed, primarily, by Managers.

Thus, even with the establishment of targets and goals for all areas, individually, for purposes of compensation, prevails the overall performance of the Organization, making no segregation of area, whether it is considered a support or business area, technical or relationship area.

This overall performance, denominated in the Corporate Rule as Corporate Assessment Process takes into consideration the outcome of performance indicators, as follows:

- ROAE – Return on Equity (Adjusted);
- Overall Customer Satisfaction Index;
- Basel Ratio – Tier 1;
- Operating Efficiency Ratio (ER);
- Social and Environmental Dimension of Market Indexes; and

- Coverage Ratio.

Individual assessment process

The individual performance of the Managers, as well as their corresponding areas, is accompanied by their respective superiors, according to the formal evaluation process, in compliance with the requirements of CMN Resolution No. 3,921/10.

For the formal assessment process, specific indicators are defined for areas and individual assessment, according to the Managers' functions, taking into account the areas for business, controls, and other supporting areas.

For areas assessment, at least the following groups of indicators are considered:

a) main activity actions: are indicators that suggest the targets and goals of the main activities of the area;

b) actions focused on operational efficiency: are indicators that measure the operating efficiency, in order to maximize their results with minimum use of resources;

c) actions directed to risks management: are corporate indicators that measure exposure to risk and the internal controls, properly monitored by the responsible Area (Integrated Risk Control Department – DCIR);

d) actions directed to customer service: are indicators that assess the results/levels of satisfaction of internal and/or external clients; and

e) actions directed to environmental aspects: are indicators that assess the degree of compliance with the Strategy of Corporate Sustainability, in conducting the objectives of the areas, considering ESG (Environmental, including Climate Change, Social and Governance) aspects and the performance in the main Sustainability Indexes and Ratings.

For individual assessment, at least the following indicators are considered:

a) quality of the products/services: aims to evaluate the quality standards of products/services offered/rendered according to the area of the Manager assessed;

b) commitment to strategy: aims to evaluate if its performance reflected positively with material contributions to the Strategic Planning in the period;

c) participation in collegiate decisions: aims to evaluate the active participation in meetings and committees, with opinions that contributed to the submitted decisions;

d) leadership team: evaluates the team management process;

e) planning: assesses the ability to plan the activities of their area in the medium and long-term;

f) overview: evaluates, mainly, the Managers' vision about future trends to meet the demands of the market; and

g) applies to the Board of Directors and its respective members, if suitable, the indicators listed above.

The performance assessment of Managers in the areas of internal control and risk management must be based on the achievement of the objectives of their own functions and not specifically on the overall performance of the Organization. The Integrated Risk Control Department – DCIR and the General Inspectorate Department – IGL are considered areas of internal control and risk management in the context of the Bradesco Organization, as well as the related areas of other companies of the Bradesco Organization.

d) how compensation is structured to reflect the evolution of performance indicators

It is up to the Board of Directors, after completion of all stages of definition and approval of the Overall Amount, to set the value of the compensation for each one of the Managers, in compliance with the following rules:

i. uniformity of compensation among members of the same hierarchy (office), or differentiation as a result of the time in that position, experience, academic background or other difference that the Board of Directors deems appropriate;

ii. part of the Overall Amount approved will be distributed in fixed equal monthly installments during the term of office of the Manager, subject to the provisions above, called Monthly Compensation; and

iii. the remaining part of the Overall Amount may be distributed as Variable Compensation, upon proposal of the Remuneration Committee, which shall comply with established target criteria and performance indicators.

Based on the assessment and proposal of the Remuneration Committee, the Board of Directors shall define the amount of the Variable Compensation that will be paid to Managers, which will correspond to equal multiples of the Monthly Compensation that each Manager is receiving at the date of the resolution for the payment of Variable Compensation.

e) how the remuneration policy or practice is in line with the issuer's short, medium and long-term interests

One of the guidelines of the Managers´ Remuneration Policy is ensuring that the practice of compensation is related to goals that value Bradesco Organization and the individual, not encouraging behaviors that increase the exposure to risks above the levels considered prudent in the strategies of short, medium and long-term adopted by the Bradesco Organization.

As a result, by means of the payment of the fixed compensation, Bradesco seeks, in the short-term, to align the interests of managers to its.

Aiming to encourage the alignment of medium-term interests, Bradesco can realize the payment of variable compensation to its managers, according to item 13.1.d.iii of the Reference Form, that will be deliberated after verifying the satisfaction of the specific indicators.

The payment of variable compensation will be realized upon receipt of fifty percent (50%) in cash and fifty percent (50%) destined to the acquisition of preferred shares issued by Bradesco or PNB shares issued by BBD Participações S.A. (a company belonging to Bradesco's controlling group), which are recorded and unavailable ("Restricted Shares"), becoming available in three (3) equal, annual and successive installments.

The Restricted Shares detained by the Managers are subject to adjustments in case of a significant reduction of the Recurring Income made, or in the occurrence of negative financial income of the Company, during the deferral period.

In addition, the Management Pension Plan constitutes a form of ensuring that their performance is focused on business perpetuity and on long-term value generation for the Company. This process links the managers to a cautious management in consonance with the long-term risks, leading to an increase in the amounts distributed to shareholders of the Company.

f) existence of compensation supported by subsidiaries, controlled companies or direct or indirect controllers

Not applicable.

g) existence of any compensation or benefit related to the occurrence of certain corporate event, such as the sale of the corporate control of the issuer

Not applicable.

h) practices and procedures adopted by the board of directors to define the individual compensation of the board of directors and board of executive officers, indicating:

i. the issuer's bodies and committees that participate in the decision-making process, identifying how they participate

The governance structure responsible for managing and ensuring compliance with the Remuneration Policy is exercised by the following Bodies and their attributions:

- **Bradesco Organization's Remuneration Committee,** (i) analyzes the results of the performance evaluation, in order to propose the payment of Variable Compensation for resolution by the Board of Directors; (ii) proposes to the Board of Directors the Overall Amount of the compensation (Monthly Fee and Variable Compensation) to be distributed to the Managers of each company of the Organization; and (iii) proposes to the Board of Directors the payment of Variable Compensation to the Managers of each company of the Organization.
- **Board of Directors,** evaluates the proposals of the Remuneration Committee and resolves on them.
- **Shareholders' Meeting / Meeting of Quota holders,** approves the Overall Amount of the company's compensation.

ii. criteria and methodology used for the determination of individual compensation, indicating whether studies are used to verify market practices and, if so, the criteria for comparison and the scope of such studies.

The guidelines established in the Remuneration Policy are in compliance with the legislation, rules and regulations that govern the subject, observing the following rules:

- to ensure the establishment of compensation practice for all Managers of the Organization, which includes the Members of the Board of Directors and Board of Executive Officers, maintaining the uniformity of compensation among the members of the same hierarchy (position), and there may be differentiation as a result of time in the position, experience, academic formation or any other differential that the Board of Directors deems appropriate. The compensation is distributed in fixed monthly installments;
- to ensure that the compensation practice is in accordance with the legislation, rules and regulations that govern the matter, and it is up to the Board of Directors and the relevant Management Bodies to determine the compensation of each of the managers, based on: i) the responsibilities of the Managers, considering the different positions they occupy and the functions they perform; (ii) in the time devoted to their duties; (iii) professional competence and reputation, in view of their experience and qualification; and (iv) the value of its services in the market;
- to promote the alignment between the compensation practices of the Managers and the interests of the Organization, so that the decisions made are the best possible, seeking to create value for its shareholders and investors; and
- to ensure that the practice of compensation is related to objectives that seek the appreciation of the Organization, not encouraging behaviors that increase the exposure to risk above the levels considered prudent in the short, medium and long-term strategies adopted.

iii. how often and how the board of directors assesses the adequacy of the issuer's remuneration policy.

Annually.

13.2 - Total compensation of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council

Remuneração total prevista para o Exercício Social Corrente (2022) - Valores Anuais

	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº total de membros	11,00	95,00	10,00	116,00
Nº de membros remunerados	11,00	95,00	10,00	116,00
Remuneração fixa anual	**21.300.000,00**	**154.487.920,00**	**1.500.000,00**	**177.287.920,00**
Salário ou pró-labore	21.300.000,00	154.487.920,00	1.500.000,00	177.287.920,00
Benefícios diretos e indiretos	-	-	-	-
Participações em comitês	-	-	-	-
Outros	-	-	-	-
Descrição de outras remunerações fixas	-	-	-	-
Remuneração variável	**42.416.000,00**	**297.714.447,35**	-	**340.130.447,35**
Bônus	42.416.000,00	297.714.447,35	-	340.130.447,35
Participação de resultados	-	-	-	-
Participação em reuniões	-	-	-	-
Comissões	-	-	-	-
Outros	-	-	-	-
Descrição de outras remunerações variáveis	Do total da remuneração variável, fundamentada nos critérios de metas e indicadores de desempenho, 50% do valor líquido será destinado à aquisição de ações PNB de emissão da BBD Participações S.A. (Ações PNB BBD) e/ou de ações PN de emissão do Bradesco (Ações PN Bradesco), e tornar-se-ão disponíveis em 3 (três) parcelas iguais, anuais e sucessivas, vencendo-se a primeira parcela no ano subsequente da data do efetivo pagamento.	Do total da remuneração variável, fundamentada nos critérios de metas e indicadores de desempenho, 50% do valor líquido será destinado à aquisição de ações PNB de emissão da BBD Participações S.A. (Ações PNB BBD) e/ou de ações PN de emissão do Bradesco (Ações PN Bradesco), e tornar-se-ão disponíveis em 3 (três) parcelas iguais, anuais e sucessivas, vencendo-se a primeira parcela no ano subsequente da data do efetivo pagamento.	-	-
Pós-emprego	**661.320,00**	**362.338.680,00**	-	**363.000.000,00**
Cessação do cargo	-	-	-	-
Baseada em ações	-	-	-	-
Observação	Os valores correspondentes a benefícios pós-emprego referem-se ao Plano de Previdência dos Administradores mencionado no item 13.10.		-	-
Total da remuneração	64.377.320,00	814.541.047,35	1.500.000,00	880.418.367,35

Remuneração total do Exercício Social em 31/12/2021 - Valores Anuais

	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº total de membros	9,50	88,17	5,00	102,67
Nº de membros remunerados	9,50	88,17	5,00	102,67
Remuneração fixa anual	**19.076.000,00**	**136.329.740,00**	**1.080.000,00**	**156.485.740,00**
Salário ou pró-labore	19.076.000,00	136.329.740,00	1.080.000,00	156.485.740,00
Benefícios diretos e indiretos	-	-	-	-
Participações em comitês	-	-	-	-
Outros	-	-	-	-
Descrição de outras remunerações fixas				-
Remuneração variável	**40.934.000,00**	**319.578.627,35**	-	**360.512.627,35**
Bônus	40.934.000,00	319.578.627,35	-	360.512.627,35
Participação de resultados	-	-	-	-
Participação em reuniões	-	-	-	-
Comissões	-	-	-	-
Outros	-	-	-	-
Descrição de outras remunerações variáveis	Do total da remuneração variável, 50% do valor líquido foi destinado à aquisição de ações PNB de emissão da BBD Participações S.A. (Ações PNB BBD) e/ou de ações PN de emissão do Bradesco (Ações PN Bradesco), as quais ficaram gravadas e indisponíveis ("Ações Restritas"), tornando-se disponíveis em 3 (três) parcelas iguais, anuais e sucessivas, vencendo-se a primeira parcela no ano subsequente da data do efetivo pagamento.	Do total da remuneração variável, 50% do valor líquido foi destinado à aquisição de ações PNB de emissão da BBD Participações S.A. (Ações PNB BBD) e/ou de ações PN de emissão do Bradesco (Ações PN Bradesco), as quais ficaram gravadas e indisponíveis ("Ações Restritas"), tornando-se disponíveis em 3 (três) parcelas iguais, anuais e sucessivas, vencendo-se a primeira parcela no ano subsequente da data do efetivo pagamento.	-	
Pós-emprego	**644.160,00**	**362.355.840,00**	-	**363.000.000,00**
Cessação do cargo	-	-	-	-
Baseada em ações	-	-	-	-
Observação	Os valores correspondentes a benefícios pós-emprego referem-se ao Plano de Previdência dos Administradores mencionado no item 13.10.		-	-
Total da remuneração	**60.654.160,00**	**818.264.207,35**	**1.080.000,00**	**879.998.367,35**

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Remuneração total do Exercício Social em 31/12/2020 - Valores Anuais

	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº total de membros	9,67	90,25	5,00	104,92
Nº de membros remunerados	9,67	90,25	5,00	104,92
Remuneração fixa anual	**23.060.000,00**	**134.333.700,00**	**1.080.000,00**	**158.473.700,00**
Salário ou pró-labore	23.060.000,00	134.333.700,00	1.080.000,00	158.473.700,00
Benefícios diretos e indiretos	-	-	-	-
Participações em comitês	-	-	-	-
Outros	-	-	-	-
Descrição de outras remunerações fixas				-
Remuneração variável	**20.106.666,67**	**131.490.450,00**	-	**151.597.116,67**
Bônus	-	-	-	-
Participação de resultados	-	-	-	-
Participação em reuniões	-	-	-	-
Comissões	-	-	-	-
Outros	20.106.666,67	131.490.450,00	-	151.597.116,67
Descrição de outras remunerações variáveis	Dos R$ 20.106.666,67 da remuneração variável, 50% do valor líquido foi destinado à aquisição de ações PNB de emissão da BBD Participações S.A. (Ações PNB BBD) e/ou de ações PN de emissão do Bradesco (Ações PN Bradesco), as quais ficaram gravadas e indisponíveis ("Ações Restritas"), tornando-se disponíveis em 3 (três) parcelas iguais, anuais e sucessivas, vencendo-se a primeira parcela no ano subsequente da data do efetivo pagamento.	Dos R$ 131.490.450,00 da remuneração variável, 50% do valor líquido foi destinado à aquisição de ações PNB de emissão da BBD Participações S.A. (Ações PNB BBD) e/ou de ações PN de emissão do Bradesco (Ações PN Bradesco), as quais ficaram gravadas e indisponíveis ("Ações Restritas"), tornando-se disponíveis em 3 (três) parcelas iguais, anuais e sucessivas, vencendo-se a primeira parcela no ano subsequente da data do efetivo pagamento.	-	
Pós-emprego	**13.227.320,00**	**349.772.680,00**	-	**363.000.000,00**
Cessação do cargo	-	-	-	-
Baseada em ações	-	-	-	-
Observação	Os valores correspondentes a benefícios pós-emprego referem-se ao Plano de Previdência dos Administradores mencionado no item 13.10.		-	-
Total da remuneração	**56.393.986,67**	**615.596.830,00**	**1.080.000,00**	**673.070.816,67**

Back to the Table of Contents

Remuneração total do Exercício Social em 31/12/2019 - Valores Anuais

	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº total de membros	7,83	94,08	5,00	106,91
Nº de membros remunerados	7,83	94,08	5,00	106,91
Remuneração fixa anual	**35.730.000,00**	**137.967.950,00**	**1.323.000,00**	**175.020.950,00**
Salário ou pró-labore	35.730.000,00	137.967.950,00	1.080.000,00	174.777.950,00
Benefícios diretos e indiretos	-	-	-	-
Participações em comitês	-	-	-	-
Outros	-	-	243.000,00	243.000,00
Descrição de outras remunerações fixas				-
Remuneração variável	**73.871.400,00**	**268.349.017,35**	-	**342.220.417,35**
Bônus	-	-	-	-
Participação de resultados	-	-	-	-
Participação em reuniões	-	-	-	-
Comissões	-	-	-	-
Outros	73.871.400,00	268.349.017,35	-	342.220.417,35
Descrição de outras remunerações variáveis	Dos R$ 73.871.400,00 da remuneração variável, 50% do valor líquido foi destinado à aquisição de ações PNB de emissão da BBD Participações S.A. (Ações PNB BBD) e/ou de ações PN de emissão do Bradesco (Ações PN Bradesco), as quais ficaram gravadas e indisponíveis ("Ações Restritas"), tornando-se disponíveis em 3 (três) parcelas iguais, anuais e sucessivas, vencendo-se a primeira parcela no ano subsequente da data do efetivo pagamento.	Dos R$ 268.349.017,35 da remuneração variável, 50% do valor líquido foi destinado à aquisição de ações PNB de emissão da BBD Participações S.A. (Ações PNB BBD) e/ou de ações PN de emissão do Bradesco (Ações PN Bradesco), as quais ficaram gravadas e indisponíveis ("Ações Restritas"), tornando-se disponíveis em 3 (três) parcelas iguais, anuais e sucessivas, vencendo-se a primeira parcela no ano subsequente da data do efetivo pagamento.	-	
Pós-emprego	**77.176.620,00**	**285.823.380,00**	-	**363.000.000,00**
Cessação do cargo	-	-	-	-
Baseada em ações	-	-	-	-
Observação	Os valores correspondentes a benefícios pós-emprego referem-se ao Plano de Previdência dos Administradores mencionado no item 13.10.		-	-
Total da remuneração	**186.778.020,00**	**692.140.347,35**	**1.323.000,00**	**880.241.367,35**

13.3 - Variable compensation of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council

a) **body** (see table in "d.ii" below)

b) **total number of members** (see table in "d.ii" below)

c) **number of remunerated members** (see table in "d.ii" below)

d) **in relation to bonus:**

i. minimum amount predicted in the compensation plan

Bradesco does not establish a minimum amount in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

ii. maximum amount predicted in the compensation plan

Maximum amount set in the compensation plan for the current fiscal year:

Body	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	11,0	95,0	10,0	116,0
Number of remunerated members	11,0	95,0	10,0	116,0
Bonus	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	42.416.000,00	297.714.447,35	-	340.130.447,35
Amount predicted in the compensation plan, in case the goals established were achieved	-	-	-	-
Profit sharing	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount predicted in the compensation plan, in case the goals established were achieved	-	-	-	-

i. amount predicted in the compensation plan, in case the goals established were achieved

Bradesco does not establish compensation automatically associated with the achievement of goals for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

So, even with the establishment of goals and objectives for all areas, individually, for compensation purposes, prevails the overall performance of the Bradesco Organization, irrespective of the area, whether it is considered a support or business area, technical or relationship area.

ii. Amount effectively recognized in the result of the last three fiscal years

Total compensation of the fiscal year 2021 – annual amount

Body	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	9,5	88,17	5	102,67
Number of remunerated members	9,5	88,17	5	102,67
Bonus	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount effectively recognized in the results	40.934.000,00	319.578.627,35	-	360.512.627,35z
Profit sharing	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount predicted in the compensation plan, in case the goals established were achieved	-	-	-	-
Amount effectively recognized in the results	-	-	-	-

Total compensation of the fiscal year 2020 – annual amount

Body	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	9,67	90,25	5	104,92
Number of remunerated members	9,67	90,25	5	104,92
Bonus	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount effectively recognized in the results	20.106.666,67	131.490.450,00	-	151.597.116,67
Profit sharing	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-

Amount predicted in the compensation plan, in case the goals established were achieved	-	-	-	-
Amount effectively recognized in the results	-	-	-	-

Total compensation of the fiscal year 2019 – annual amount

Body	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	7,83	94,08	5,00	106,91
Number of remunerated members	7,83	94,08	5,00	106,91
Bonus	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount effectively recognized in the results	73.871.400,00	268.349.017,35	-	342.220.417,35
Profit sharing	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount predicted in the compensation plan, in case the goals established were achieved	-	-	-	-
Amount effectively recognized in the results	-	-	-	-

e) in relation to profit sharing:

i. minimum amount predicted in the compensation plan

Bradesco does not establish any amount corresponding to the profit sharing in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

ii. maximum amount predicted in the compensation plan

Bradesco does not establish any amount corresponding to the profit sharing in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

iii. amount predicted in the compensation plan, in case the goals established were achieved

Bradesco does not establish any amount corresponding to the profit sharing in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

iv. amount effectively recognized in the result of the last three fiscal years

Bradesco does not establish any amount corresponding to the profit sharing in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

13.4 - Compensation plan based on shares of the Board of Directors and of the Statutory Board of Executive Officers

Bradesco has no compensation plan based on shares for the Board of Directors and Statutory Board of Executive Officers.

Pursuant to Resolution No. 3,921/10, the payment of Variable Compensation, due to the corporate assessment process and upon achievement of performance goals, 50% of the net amount paid by the Manager will be allocated for the acquisition of PNB shares issued by BBD Participações S.A. (BBD PNB Shares) and/or preferred shares issued by Bradesco (Bradesco Preferred shares), which will be recorded and unavailable ("Restricted Shares"). The Restricted Shares will become available in three (3) equal, annual and successive installments, expiring the first installment one year after the date of the acquisition of shares.

13.5 - Compensation based on shares of the Board of Directors and of the Statutory Board of Executive Officers

Pursuant to Resolution No. 3,921/10, the payment of Variable Compensation, due to the corporate assessment process and upon achievement of performance goals, 50% of the net amount paid by the Manager will be allocated for the acquisition of PNB shares issued by BBD Participações S.A. (BBD PNB Shares) and/or preferred shares issued by Bradesco (Bradesco Preferred shares), which will be recorded and unavailable ("Restricted Shares"). The Restricted Shares will become available in three (3) equal, annual and successive installments, expiring the first installment one year after the date of the acquisition of shares.

13.6 - Information on options (open) held by the Board of Directors and Statutory Board of Executive Officers

Bradesco has no compensation plan based on shares option for the Board of Directors and Statutory Board of Executive Officers.

13.7 - Options exercised and shares delivered related to compensation based on shares of the Board of Directors and of the Statutory Board of Executive Officers

Bradesco has no compensation plan based on shares option for the Board of Directors and Statutory Board of Executive Officers.

13.8 - Information necessary for understanding the data disclosed in items 13.5 to 13.7 – Method of pricing the value of shares and options

Bradesco has no compensation plan based on shares (including share options) for the Board of Directors and Statutory Board of Executive Officers.

The payment of Variable Compensation to the Managers is accounted for under Personal expenses with the collection of social security contributions (INSS) and recognized in the year. Of the total net amount (after legal discount) credited to the checking account of the manager, it is charged 50% for the acquisition of PNB shares issued by BBD Participações S.A. (BBD PNB Shares) and/or preferred shares issued by Bradesco (Bradesco preferred shares), which are recorded on their behalf and unavailable for trading, being released 1/3 every year in subsequent years.

13.9 - Number of shares, quotas and other securities convertible into shares held by managers and members of the Fiscal Council – by body

BODY	BRADESCO		CIDADE DE DEUS	BBD PARTICIPAÇÕES			BRADESPAR	
	Common	Preferred	Common	Common	Preferred	Preferred	Common	Preferred
Board of Directors	16.241.168	36.972.291	347.661.584	46.376.271	181.969	1.854.843	228.423	980.472
Board of Executive Officers	53.279	1.391.006	-	31.983.089	13.975.225	6.955.461	-	5.001
Fiscal Council	1.546	66.378	-	-	-	-	36	1.427

13.10 - Information on pension plans granted to the members of the Board of Directors and of the Statutory Board of Executive Officers

a) Body

See table 13.10

b) number of members

See table 13.10

c) number of remunerated members

See table 13.10

d) name of the Plan

Bradesco Organization's Pension Plan

e) number of managers that meet the conditions to retire

See table 13.10

f) conditions for early retirement

In case the participant is older than 55 when they withdraw from the Bradesco Organization, if they retire by the INSS (Social Security), and have contributed to the Plan for at least 10 years, they may choose to receive a proportional Instant Monthly Income, resulting from the amount accumulated in the participant's individual account (contributions made by the company and the participant).

g) updated value of accumulated contributions in the pension plan until the end of last fiscal year, deducting the portion related to contributions directly made by the managers

See table 13.10

h) total value of accumulated contributions during the last fiscal year, deducting the portion related to contributions directly made by the managers

See table 13.10

i) if there is the possibility of early redemption and the conditions for that

There is a possibility of early redemption after a grace period of a full calendar year, counted from the first working day of January of the year following the contribution, subject to the rules governing the matter.

Table 13.10

Body (Item "a")	Total number of members (Items "b and c")				Item "e"	Item "g"	Item "h"
	Total number of members	Number of remunerated members	Retired	Ativos		R$	R$
Board of Directors	9,50	9,50	5	5	-	80.547.130,06	644.160,00
Statutory Board of Executive Officers	88,17	88,17	4	85	-	661.133.777,38	362.355.840,00

Total	**97,67**	**97,67**	**7**	**87**	**-**	**741.680.307,44**	**363.000.000,00**

13.11 - Highest, lowest and the average individual compensation for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council

Órgão	Conselho de Administração			Diretoria Estatutária			Conselho Fiscal		
	31/12/2021	31/12/2020	31/12/2019	31/12/2021	31/12/2020	31/12/2019	31/12/2021	31/12/2020	31/12/2019
Nº Total de membros	9,50	9,67	7,83	88,17	90,25	94,08	5	5	5
Nº de membros remunerados	9,50	9,67	7,83	88,17	90,25	94,08	5	5	5
Valor da maior remuneração (Reais)	7.637.100,00	9.457.500,00	33.804.240,00	29.323.800,00	26.140.400,00	30.659.720,00	216.000,00	216.000,00	216.000,00
Valor da menor remuneração (Reais)	5.711.500,00	2.964.500,00	21.127.650,00	3.673.659,00	2.977.700,00	3.528.475,00	216.000,00	216.000,00	216.000,00
Valor médio da remuneração (Reais)	6.384.648,42	6.836.244,74	27.003.618,77	9.280.528,61	7.483.736,99	8.328.674,16	216.000,00	216.000,00	216.000,00

Observação

Conselho de Administração	
31/12/2021	Os valores acima não contemplam as contribuições previdenciárias ao INSS.
31/12/2020	Os valores acima não contemplam as contribuições previdenciárias ao INSS.
31/12/2019	Os valores acima não contemplam as contribuições previdenciárias ao INSS.

Diretoria Estatutária	
31/12/2021	Os valores acima não contemplam as contribuições previdenciárias ao INSS.
31/12/2020	Os valores acima não contemplam as contribuições previdenciárias ao INSS.
31/12/2019	Os valores acima não contemplam as contribuições previdenciárias ao INSS.

Conselho Fiscal	
31/12/2021	Os valores acima não contemplam as contribuições previdenciárias ao INSS.
31/12/2020	Os valores acima não contemplam as contribuições previdenciárias ao INSS.
31/12/2019	Os valores acima não contemplam as contribuições previdenciárias ao INSS.

13.12 - Compensation or indemnity mechanisms for managers in case of removal from office or retirement

Bradesco does not pay this type of compensation to the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

13.13 - Percentage in total compensation held by Management and members of the Fiscal Council that are related parties to the controlling companies

Body	2021	2020	2019
Board of Directors	60,0%	80,0%	100,0%
Statutory Board of Executive Officers	79,9%	79,8%	80,7%
Fiscal Council	0,0%	0,0%	0,0%

13.14 - Compensation of managers and Fiscal Council's members, grouped by body, received for any reason other than the position they occupy

Bradesco does not pay this type of compensation to the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

13.15 - Compensation of managers and Fiscal Council's members recognized in the income of the controllers, direct or indirect, of companies under common control and of the issuer's subsidiaries

Fiscal Year 2021 – amounts received that were recognized in the result of subsidiaries according to the exercise of the Office in these companies.

R$	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Direct and indirect controllers	39.643.780,00	-	-	**39.643.780,00**
Issuer's subsidiaries	83.193.794,00	-	-	**83.193.794,00**
Companies under common control	-	-	-	-

Fiscal Year 2020 – amounts received that were recognized in the result of subsidiaries according to the exercise of the Office in these companies.

R$	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Direct and indirect controllers	38.469.500,00	-	-	**38.469.500,00**
Issuer's subsidiaries	55.444.350,00	-	-	**55.444.350,00**
Companies under common control	-	-	-	-

Fiscal Year 2019 – amounts received that were recognized in the result of subsidiaries according to the exercise of the Office in these companies.

R$	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Direct and indirect controllers	-	-	-	-
Issuer's subsidiaries	1.921.500,00	-	-	**1.921.500,00**
Companies under common control	-	-	-	-

13.16 - Other relevant information

The information provided referring to the fiscal years of 2019, 2020, 2021 and the current year, are in accordance with the guidelines of CVM/SEP Circular Letter No. 01/2021.

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Management Comments on the Company

Officers' comments on the Company in terms of Reference Form Item 10, pursuant to CVM Instruction No. 480, dated December 7, 2009

TABLE OF CONTENTS

10.1 – General Financial and Equity Conditions

Officers should comment:

a) general financial and equity conditions

We understand that we have all financial and asset conditions to ensure compliance with our obligations, guaranteeing our business expansion in the short and long term.

Our analysis is based on the information of the three last managerial financial statements closing the financial year, according to the following:

2021

The economic recovery was consolidated in the first half of 2021, due to advances in vaccination, pandemic control and economic stimuli. From the second half of the year, we noted that the Brazilian economy showed more moderate impetus. This loss of economic breath is largely due to the reduction of available income due to the acceleration of inflation. The widespread rise in prices last year imposed important challenges for the monetary policy, leading to an increase in the Selic rate. In order to coordinate inflation expectations and to make inflation converge to lower levels, the Central Bank of Brazil has signaled that it will take the Selic to a significantly contractive terrain.

From a forward-looking perspective, the deceleration of inflation should contribute to the expansion of consumption. The full reopening of the economy will allow jobs to be created and the unemployment rate to fall, in contrast to the partially closed economy of 2021.

The National Financial System continues working effectively and expanding the credit sustainably, both for families and businesses. The strengthening of institutions, the preservation of the fiscal framework and the resumption of structural reforms should be a priority of the entire Brazilian society. Continued advancements in this agenda should have positive impacts on the economic confidence, productive investments and growth potential in the country.

In the global scenario, the economic activity continues to show favorable growth. The control of the pandemic and the regularization of productive chains are important vectors for the maintenance of the recovery. In addition, the possibility that monetary tightening will be faster in the US will be an important determinant of the external scenario. Given this, emerging economies, especially those most vulnerable in fiscal and external accounts, can be impacted.

We concluded 2021, a year marked by global uncertainties, rising interest rates and high inflation rates, but with a strong and consistent recurring net income, higher than the pre-pandemic periods. The good performance of client NII and fee and commission income, combined with lower ALL expenses and efficient cost control, contributed to the strong earnings growth of 35% in the year, exceeding previous periods (+1.3% vs. 2019).

We have reached the mark of 74.1 million clients (+3.9% vs. 2020), which we have a mission to delight and satisfy. Highlight also for our next digital bank, which ended 2021 with 10 million clients (+170% vs. 2020), a number that confirms our dedication in providing the client with the best journey and experience a digital platform can offer.

With the sharp acceleration of operations with individuals, mainly real estate financing, credit card and personal / payroll loans, provided by the gradual recovery of business and easing of pandemic restrictions, we surpassed the R$ 800 billion mark in the credit portfolio in 2021 (+18.3% vs 2020). Even with the expansion of credit, the ALL improved in all the comparative periods with 2020, reflecting the good quality of the harvests and improvement of the lending journey. Total delinquency over 90 days remained in the lowest levels of the historical series (+0.2 p.p. vs. 3Q21 and an improvement of 0.5 p.p. vs. 4Q19, the period which preceded the pandemic).

In constant evolution, the journey in our digital channels was responsible for about 30% of the credits released, reached R$88 billion in 2021 (+36% vs. 2020). Regarding total financial transactions, 98% were carried out digitally (+11% vs 2020), providing autonomy and security to clients.

Following our Sustainability strategy, in the Sustainable Business pillar, we are committed to allocating by 2025, R$250 billion to sectors and activities with socio-environmental benefits, through corporate credit, capital market advice, and sustainable financial solutions. By December 2021, we had already allocated R$83.7 billion of the total. In January 2022, we issued our first international Sustainable Bond worth US$500 million, following the scope of Bradesco's Sustainable Finance Framework, with the Second Party Opinion (SPO) verification and opinion from

Sustainalytics, reinforcing the commitment to be a positive transformation agent in society, in line with its purpose and institutional commitments established.

Loan Operations

We expanded and diversified offers in the distribution channels, especially in the digital media, supplemented by the Branch Network and Banking Correspondents. Our capillarity allows direct loans and financing or in strategic partnerships with several business chains, keeping the focus on improving the experience and customer service in meeting their real needs.

We are in full operational capacity, and the policy we have guides our management actions, is constantly updated and is consistent with the economic reality.

Among the lines, we highlight.

Agribusiness: we are among the largest funders in the agribusiness sector, with offers and solutions for the development of production, keeping the agreement with the main manufacturers of agricultural equipment in the country. We have 14 Agribusiness Platforms distributed throughout Brazil, which have experts and agronomist engineers, providing advice to the Service Network and rural producers;

Onlendings: leader in BNDES – *Banco Nacional de Desenvolvimento Econômico e Social* (National Bank for Social and Economic Development) onlendings;

Real Estate: we are one of the most relevant in this market, maintaining the commitment to meet the demands of the sector, financing both the construction industry and the acquisition of real estate by the final borrowers, who have 100% digital hiring for residential properties and digitizing of processes made through real estate partners through APIs. We have 39 Real Estate Platforms and their extensions, with coverage throughout the national territory;

For companies: working capital lines, factoring of receivables and financing of goods for small and medium-sized enterprises. With Bradesco Corporate, leader in Brazilian market assets for large and medium-sized enterprises, we offer complete solutions for different needs and business sectors; and

Individual (mass-market): highlighting all personal loans, payroll-deductible loans, vehicle and rotary credit lines, where we continue transforming our customer experience with these products through the modernization of commercialization and after-sales journeys and the massive use of algorithms and advanced analytics, mapping the clients' needs in real time, responding with the best product and business conditions considering the context and moment of life for each profile, with a smooth, multi-channel approach.

Balance of the main portfolios in the year:

R$ billion	Dec21	Dec20	Variation %
Consumer Financing	**205.7**	**169.1**	**22%**
Payroll-deductible Loans	84.1	69.7	21%
Credit Card	54.9	42.1	30%
Personal Loans	33.9	28.0	21%
CDC / Vehicle Leasing	32.8	29.4	12%
Real Estate Financing	95.9	77.8	23%
Rural Loans	31.4	22.3	41%
BNDES/Finame Onlendings	22.6	22.8	-1%
Working Capital	102.1	91.6	11%
Foreign Trade Finance	60.2	57.6	4%
Sureties, Guarantees and Commercial Portfolio	163.5	151.2	8%
Other	131.2	94.6	39%

Funding and Asset Management

The resources raised and managed, in December 2021, totaled R$2.604 trillion, an evolution of 3.8% in comparison to the previous year.

- R$834.8 billion in Demand Deposits, Time Deposits, Interbank Deposits, Savings Accounts and Securities Sold Under Agreements to Repurchase, a growth of 2.6% on the previous year.
- R$1,060.4 billion in assets under management, comprising Investment Funds, Managed Portfolios and Third-Party Fund Quotas, a total increase of 3.6% per annum;
- R$373.9 billion in the Exchange Portfolio, Borrowings and Onlendings in Brazil, Working Capital, Tax Payments and Collection and Related Charges, Funds from Issuance of Securities in Brazil, and Subordinated Debt in Brazil;
- R$292.9 billion in Technical Insurance Provisions, Open Supplementary Pension and Capitalization, 2.9% expansion in the year; and
- R$42.3 billion in External Resources, through public and private securities issued, Subordinated Debt Abroad, Securitization of Future Financial Flows and Loans and Onlending Abroad, corresponding to US$7.6 billion.

At the end of 2021, Bradesco's market value reached R$171.5 billion, equivalent to 1.2 times the Shareholders' Equity.

2020

In 2020, we are experiencing a period of great challenges and uncertainties arising from the Covid-19 pandemic. It is, according to the World Health Organization (WHO), the largest global pandemic of our time. We go through an unprecedented moment, a unique situation, in which the flow of new information that could change the reading of the scenario is intense, and can change the reading of the scenario. The crisis did not originate in the financial system or was related to external geopolitical threats. It is an event that affects the lives of people in general, as well as the routine of companies and the financial market. In Brazil, we have a solid, robust financial system, which has contributed to various measures to mitigate and overcome the crisis. The scenario that developed for the Brazilian economy was very different from the one predicted at the beginning of 2020. Even though the Country has advanced structurally, it was not immune to a crisis of this magnitude. It is important that we move forward in actions to minimize the loss of human lives, firstly, and of the economy, with joint actions of the whole of society, workers, entrepreneurs, private sector and government, of which the responses, so far, have been appropriate.

In order to mitigate the impacts of this crisis, governments and central banks around the world have intervened in the economy of their countries and have adopted unconventional measures, like the closing of non-essential economic activity and actions of monetary stimulus, with the practice of zero interest in addition to fiscal expansion.

In Brazil, various measures have been adopted, including some directly impacting the liquidity of the financial markets, the credit markets, monetary and fiscal policy and exchange rates. In this context, in addition to the various measures taken by the Monetary Policy Committee (COPOM) and the Central Bank of Brazil, such as reducing the interest rate on August 2020, to 2.0% p.a., the National Monetary Council and the Federal Government approved, in special meetings, measures to help the Brazilian economy tackle the adverse effects caused by the virus.

The second half of 2020 was a period of recovery for the Brazilian economy. This process, highlighted in indicators related to production, demand, trust and generation of jobs, has been consistent, reflecting the adoption of stimuli of different kinds. In some cases, recent data has pointed to levels even higher than those observed before the pandemic. At the same time, expectations for 2021 remain quite favorable, with the beginning of vaccination in Brazil and the resumption of the agenda of structural reforms.

The National Financial System continues working effectively and sustainably expanding the credit, both for families and for businesses, helping them to overcome the difficulties caused by the pandemic. The maintenance of the government expenses ceiling and public debt and the signaling, on the part of the authorities, of declining trajectories of government debt should actively contribute towards the gradual process of normalization of the monetary policy that is expected. In the environment returning to normality in the global economy, Brazil tends to be benefited from the reduced aversion to risk.

In the global scenario, the economic activity in the major economies has also recovered, despite the recent upsurge of the pandemic in some developed countries. This process of resumption should continue, favored by the beginning of the vaccination in several regions, the political transition in the USA and the continued expansion of the Chinese economy.

In 2020, we recorded a recurring net income of R$19.5 billion, a reduction of 24.8% in comparison to 2019, reflecting the effects generated by the Covid-19 pandemic. It is worth highlighting that the income performance in the period was mainly impacted by higher expenses with expanded ALL, due to the provision related to the adverse economic scenario made during 2020, which totaled R$9.1 billion (3Q20 – R$2.6 billion, 2Q20 – R$3.8 billion and 1Q20 – R$2.7 billion). At the end of December 2020, the total provision for the adverse economic scenario reached R$11.4 billion, emphasizing that our level of provisioning is based on statistical models that capture historical and prospective information, and in the experience of Management, reflecting our expectation of losses in different economic scenarios. It is important to highlight our good level of provisioning for loans overdue for more than 90 days, which reached the high mark of 403% in December 2020 and all the segments presented a reduction in the delinquency ratio of 90 days in comparison to 12 months.

Our profitability on average Shareholders' Equity reached 14.8% and the annualized return on average total assets was 1.2%. Highlight to our operating efficiency ratio (ER), which reached 46.3%, an improvement of 2.7 p.p. in comparison to the previous year, the best index of our historic series, reflecting the Management's actions to maintain a strong cost control mainly related to the reduction of operating expenses, which had a reduction of R$3.2 billion in 2020 (disregarding the provision for the adverse economic scenario of the Insurance Group), in addition to the growth of net interest income, even with the lower spreads.

Loan operations

Our capillarity allows us to offer loans or direct financing or in strategic partnerships with the various business chains, keeping the focus on improving the experience and serving clients in their real needs. We expanded and diversified offers in the distribution channels, especially in the digital media, supplemented by the Branch Network and Banking Correspondents. We are in full operational capability and the policy we have guides management's actions, constantly updated, is consistent with the economic reality. It is important to highlight that in 2020 we strengthened our operations, mainly of real estate financing, with the acquisition of BAC Florida Bank, which has a complete platform of banking products and investments in the United States, a differential in comparison to our main competitors.

Some of the highlighted lines:

Agribusiness: we are featured among the largest agribusiness financiers, offering solutions for the development of production, keeping in accordance with the main manufacturers of agricultural tools of the Country;

Onlendings: leader in BNDES – *Banco Nacional de Desenvolvimento Econômico e Social* (National Bank for Social and Economic Development) onlendings;

Real Estate Financing: one of the most important in this market, we maintain the commitment in meeting the demands of the sector, financing both the construction industry and the acquisition of real estate by the final borrowers; and

For companies: working capital items, advances on receivables and financing of goods focused on small and medium-sized enterprises. With Bradesco Corporate, leader in assets of the Brazilian market for large and medium-sized enterprises, we offer complete solutions for different needs and business sectors.

Below is the balance of the main portfolios:

- R$687.0 billion, on loan operations, in the expanded concept, which includes sureties, guarantees, letters of credit, anticipation of credit card receivables, debentures, promissory notes, co-obligations in real estate receivable certificates and rural credit (CPR), certificates of real estate receivables (CRI), certificate of agribusiness credit rights (CDCA) and investment funds in credit right (FIDCs);
- R$45.3 billion was the consolidated balance of allowance for loan losses, considering an additional provision of R$10.5 billion, calculated based on the models of provisioning, according on statistical models that capture historical, actuarial and prospective data; and Management's experience in order to reflect our expectation of losses in different economic scenarios;
- R$169.1 billion in operations intended to consumer financing – which represent a portion of 65% of loan operations to individuals, including the amount of R$69.7 billion in Payroll-Deductible Loans with 9.3 million active contracts;

- R$77.8 billion was the balance in the Real Estate Financing portfolio, whereby R$59.2 billion was intended for individuals and R$18.6 billion for companies, totaling 85,240 units financed in the year 2020, which represented an increase of 21.8% in comparison to 2019;
- R$22.3 billion in applications on agribusiness; and
- R$22.8 billion amounted to the balance of Onlending portfolios, with 123.379 agreements.

Funding and Resource Management

The resources captured and managed, in December 2020, totaled R$2.508 trillion, an evolution of 11.0% compared to the previous year.

- R$813.9 billion in Demand Deposits, Time Deposits, Interbank Deposits, Savings Accounts and Securities Sold Under Agreements to Repurchase; an evolution 39.0% higher than the previous year. It is important to highlight the time deposit funding that increased R$144,698 million in the period;
- R$1.0 trillion in assets under management, comprising Investment Funds, Managed Portfolios and Third-Party Fund Quotas, with a 2.2% increase in the year;
- R$337.4 billion in the Exchange Portfolio, Borrowings and Onlendings in Brazil, Working Capital, Tax Payments and Collection and Related Charges, Funds from Issuance of Securities in Brazil, and Subordinated Debt in Brazil;
- R$284.6 billion in Technical Reserves for Insurance, Supplementary Pension Plans and Capitalization Bonds, up by 3.6% in the year; and
- R$49.9 billion in Foreign Funding, through public and private issues, Subordinated Debt Overseas, Securitization of Future Financial Flows and Borrowings and Onlendings Overseas, equivalent to US$9.6 billion.

At the end of 2020, the fair value of Bradesco reached R$226.8 billion, which is equivalent to 1.6 times the Shareholders' Equity. In relation to the year of 2019, it fell by 19.6%, a reflection of the adverse economic scenario caused by the pandemic.

<u>2019</u>

In 2019, important steps were taken concerning the agenda of structural reforms in Brazil, mainly through the pension reform. Issues such as the improvement of the business environment, reducing the complexity of taxation, the expansion of infrastructure and the quality of education are on the radar. Bradesco believes that addressing these issues will contribute to increase productive efficiency, in an environment in which the private sector will be the protagonist of the cycle of economic expansion that has already begun. At the same time, such advances will contribute to increase the competitiveness of the productive sector in the face of international competition that is increasingly intense.

Brazil is in a favorable position to sustain this cycle, which will be driven by consumption and investments. The financial conditions should remain favorable, reflecting credible economic policies and inflation rates without significant pressures, besides the improvement in perceptions of the agents regarding structural advances. Companies are deleveraged and have expanded access to sources of financing, such as the capital market. The commitment of family income and delinquency are at low levels. National entrepreneurship continues with high capability of adaptation and innovation.

Under this scenario, the national financial sector should be relevant and have a constructive role to ensure that the sustainable growth of the GDP continues over the next few years.

Maintaining the agenda of structural reforms is fundamental to face challenges in the international scenario. Advances and setbacks alternated in the global trade issue throughout 2019, increasing the volatility in the financial markets. However, the USA and China reached a first agreement at the beginning of this year, which contributed towards reducing the risks to global growth in the coming quarters. In this perspective, the cycle of monetary loosening in the major economies should be interrupted, even if they are not seen as movements of normalization of interest rates in predictable horizons.

With the recurring net income of 2019, we reached an annualized return on average equity (ROAE) of 20.6%. Income growth of 20.0% reflects the good performance of the operating income, driven by the good performance of the net interest income and lower expenses with Expanded ALL, and the positive performance of fee and commission

income and insurance, pension plans and capitalization bonds results. Such factors offset the growth of operating expenses, whose development is mostly related to higher variable expenses.

Loan operations

Our policy guides management actions and is constantly updated and consistent with the economic reality. We are expanding and diversifying supply in various channels of distribution, especially in the digital means, complemented by the Branch Network and the Banking Correspondents. Our capillarity allows the achievement of loans and direct financing or strategic partnerships with the various business chains.

Some of the highlighted lines:

Consumer Financing: includes a representative portion of the loan operations intended for Individuals, through personal loans, payroll-deductible loans, vehicle financing and credit card. Lines that encourage consumption and consequently stimulate increased economic activity;

For companies: working capital items, advances on receivables and financing of goods focused on small and medium-sized enterprises enable the growth of the economic activity and the creation of jobs;

Bradesco Corporate: leader in assets in Brazilian Market for large and medium-sized enterprises, with complete solutions for different needs and corporate sectors;

Agribusiness: we are featured among the largest agribusiness financiers, offering solutions for the development of production, keeping in accordance with the main manufacturers of agricultural tools of the Country;

Real Estate Financing: one of the most important in the market; we maintain the commitment in meeting the demands of the sector, financing both the construction industry and the acquisition of real estate by the final borrowers. In 2019, we maintained a leadership position in the ranking of real estate loans as the private Bank which granted more credit, according to the Brazilian Association of Real Estate Loans and Savings Companies – ABECIP; and

Onlendings: leader in BNDES – *Banco Nacional de Desenvolvimento Econômico e Social* (National Bank for Social and Economic Development) onlendings.

Below is the balance of the main portfolios:

- R$605.0 billion, at the end of the year, on loan operations, in the expanded concept, which includes Sureties, Guarantees, Letters of Credit, Anticipation of Credit Card Receivables, Debentures, Promissory Notes, Co-Obligations in Real Estate Receivable Certificates and Rural Credit;
- R$36.8 billion was the consolidated balance of allowance for loan losses, considering an additional provision of R$6.9 billion, based on the models of provisioning and according to statistical models that capture historical, actuarial and prospective data;
- R$160.0 billion in operations intended to consumer financing; which includes the amount of R$63.0 billion in Payroll-Deductible Loans with 9.0 million active contracts at the end of the fiscal year;
- R$61.2 billion was the balance in the Real Estate Financing portfolio, whereby R$44.3 billion was intended for Individuals and R$16.9 billion for Companies, totaling 219,251 units financed;
- R$14.1 billion in applications on agribusiness by the end of the fiscal year; and
- R$22.5 billion amounted to the balance of Onlending portfolios, with 196,017 agreements.

Funding and Resource Management

The resources captured and managed, in December 2019, totaled R$2.259 trillion, an evolution of 3.5% compared to the previous year.

- R$585.6 billion in Demand Deposits, Time Deposits, Interbank Deposits, Savings Accounts and Securities Sold Under Agreements to Repurchase;
- R$1.0 trillion in assets under management, comprising Investment Funds, Managed Portfolios and Third-Party Fund Quotas, with a 6.4% increase in the year;

- R$354.0 billion in the Exchange Portfolio, Borrowings and Onlendings in Brazil, Working Capital, Tax Payments and Collection and Related Charges, Funds from Issuance of Securities in Brazil, and Subordinated Debt in Brazil;
- R$274.8 billion in Technical Reserves for Insurance, Supplementary Pension Plans and Capitalization Bonds, up by 6.2% in the year; and
- R$45.9 billion in Foreign Funding, through public and private issues, Subordinated Debt Overseas, Securitization of Future Financial Flows and Borrowings and Onlendings Overseas, equivalent to US$11.4 billion.

In December 2019, our market value, considering the closing prices of the common and preferred shares, totaled R$282.1 billion, an increase of 16.3% in comparison to December 2018, representing 2.1 times the Shareholder's Equity of December 2019.

The following are comments about our key indicators:

I) Basel Ratio

Brazilian financial institutions are subject to a methodology for capital metrics and levels based on a risk-weighted asset index. The parameters of this methodology resemble the international framework for minimum capital measurements adopted for the Basel Accord.

R$ million

Calculation Basis	Basel III Prudential Conglomerate			Variation			
	Dec21	Dec20	Dec19	Dec21 x Dec20		Dec20 x Dec19	
				R$	%	R$	%
Capital - PR	**150,236**	**135,724**	**125,275**	**14,513**	**10.7**	**10,449**	**8.3**
Tier I	130,565	118,282	100,832	12,283	10.4	17,450	17.3
Common equity	119,107	108,982	91,272	10,125	9.3	17,710	19.4
Shareholders' equity	147,121	143,703	133,723	3,418	2.4	9,980	7.5
Non-controlling interests / Other	(27)	164	106	(191)	(116.6)	58	54.4
Prudential adjustments as per CMN Resolution No. 4,192/13	(27,987)	(34,885)	(42,558)	6,898	(19.8)	7,673	(18.0)
Additional capital	11,459	9,300	9,560	2,159	23.2	(260)	(2.7)
Tier II	19,671	17,442	24,444	2,229	12.8	(7,002)	(28.6)
Subordinated debt (according to CMN Resolution No. 4,192/13)	19,671	16,274	21,324	3,397	20.9	(5,050)	(23.7)
Subordinated debt (prior to CMN Resolution No. 4,192/13)	-	1,168	3,119	(1,168)	(100.0)	(1,952)	(62.6)
Risk-weighted assets - RWA	**953,326**	**858,693**	**759,051**	**94,632**	**11.0**	**99,642**	**13.1**
Credit risk	873,737	779,589	680,908	94,148	12.1	98,681	14.5
Operational Risk	71,594	64,414	64,572	7,180	11.1	(158)	(0.2)
Market risk	7,995	14,691	13,571	(6,695)	(45.6)	1,119	8.2
Total Ratio	**15.8%**	**15.8%**	**16.5%**	**- p.p.**		**(0.7) p.p.**	
Tier I capital	13.7%	13.8%	13.3%	(0.1) p.p.		0.5 p.p.	
Common equity	12.5%	12.7%	12.0%	(0.2) p.p.		0.7 p.p.	
Additional capital	1.2%	1.1%	1.3%	0.1 p.p.		(0.2) p.p.	
Tier II capital	2.1%	2.0%	3.2%	0.1 p.p.		(1.2) p.p.	
Subordinated debt (according to CMN Resolution No. 4,192/13)	2.1%	1.9%	2.8%	0.2 p.p.		(0.9) p.p.	
Subordinated debt (prior to CMN Resolution No. 4,192/13)	-	0.1%	0.4%	(0.1) p.p.		(0.3) p.p.	

Maintaining high levels in all the periods (2021, 2020 and 2019), remaining above the regulatory limits, even with the increase in risk-weighted assets (RWA), given the strong growth of the loan portfolio, and payment of interest on shareholders' equity and dividends.

II) Operating Efficiency Ratio (ER)

R$ million

ER Calculation Basis	2021	2020	2019	Variation 2021 x 2020		Variation 2020 x 2019	
				R$	%	R$	%
Personnel Expenses	21,397	20,188	21,767	1,209	6.0	(1,579)	(7.3)
Administrative Expenses	20,722	20,447	21,407	275	1.3	(960)	(4.5)
Other Operating Expense net of Income	4,823	5,788	5,852	(965)	(16.7)	(64)	(1.1)
Total (A)	**46,942**	**46,423**	**49,026**	**519**	**1.1**	**(2,603)**	**(5.3)**
Net Interest Income	63,980	63,128	58,756	852	1.3	4,372	7.4
Fee and Commission Income	34,099	32,747	33,606	1,352	4.1	(859)	(2.6)
Income from Insurance, Pension Plans and Capitalization Bonds	11,451	12,121	14,793	(670)	(5.5)	(2,672)	(18.1)
Equity in the Earnings (Losses) of Unconsolidated Companies	144	115	297	29	25.2	(182)	(61.3)
(-) Tax Expenses	(7,535)	(7,819)	(7,383)	284	(3.6)	(436)	5.9
Total (B)	**102,139**	**100,292**	**100,069**	**1,847**	**1.8**	**223**	**0.2**
Ratios - %	2021	2020	2019	Variation 2021 x 2020		Variation 2020 x 2019	
New ER Calculation - A / B	46.0	46.3	49.0	(0.3) p.p.		(2.7) p.p.	

The accrued ER showed an improvement of 0.3 p.p. benefiting from the consistent growth of revenues that absorbed the natural movement of operating expenses, given the effect of the collective bargaining agreement (10.97% in 2021 vs. 1.5% in 2020) and an increase in the volume of business.

The ER for 2020 showed an increase of 2.7 p.p. in comparison to 2019, a reflection of the Management's actions to maintain a strong cost control, mainly related to the reduction of operating expenses, and the growth of the net interest income, even with the lowest spreads resulting from the reduction of the Selic rate.

III) Main loan portfolio indicators

Delinquency Ratio > 90 days [1]


In %
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Mar21
June
Sept
Dec
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

[1] Concept defined by the Central Bank of Brazil.

Transactions already expected in December 2021, with a well-controlled general delinquency rate and significantly lower levels compared to periods prior to the pandemic (December 2019), even with the expressive and continuous growth of the loan portfolio, reflecting actions of risk management. We continue with the strategy of supporting the clients who with more sophisticated credit policies can continue to grow the portfolio continuously, profitably and sustainably.

It is important to highlight that due to the Covid-19 pandemic, actions were implemented to provide liquidity to clients in 2020, envisaging the correction of their cash flows during the current scenario, in addition to extensions

granted in previous quarters and of the process of renegotiations, which demonstrated enormous effectiveness, thus allowing a consistent reduction of our portfolios in arrears in view of the write-offs made. Among the main measures, we highlight the flexibility of deadlines and fees, diversification of channels for purchases and development of the digital journeys, making them more intuitive for the client to reorganize their commitments. The Credit and Recovery policies are experiencing a new paradigm of analytics, adopting algorithms supported by transactional data and with decision "in real time", allowing the immediate reaction to the abrupt change in creditworthiness of clients imposed by the pandemic.

Coverage Ratios and Provision


In %
269.2
267.2
225.5
244.9
227.9
299.5
398.2
402.8
349.8
324.7
296.9
260.9
220.2
209.3
188.5
193.6
184.2
249.8
337.4
310.6
266.7
263.2
243.7
215.4
8.8
8.6
8.2
8.1
8.5
9.0
9.2
8.9
8.7
8.1
7.7
7.4
4.0
3.9
4.1
3.8
4.2
3.2
2.7
2.8
3.0
2.7
2.9
3.1
Mar19
Jun
Set
Dez
Mar20
Jun
Set
Dez
Mar21
Jun
Set
Dez
Total Provision - in relation to the portfolio
E-H Non-Performing Loans
Coverage Ratio over 90 Days
Coverage Ratio over 60 Days

Provision and Overdue Portfolio


R$ million
36,987
36,860
36,142
36,796
40,466
43,209
44,894
45,339
46,030
44,401
44,624
45,236
6,899
6,899
6,899
6,901
9,365
12,014
10,370
10,519
11,569
11,243
9,968
9,240
16,428
16,049
14,407
15,404
14,541
18,290
23,378
22,775
21,389
21,319
20,987
20,966
13,661
13,912
14,835
14,491
16,560
12,905
11,145
12,044
13,071
11,840
13,669
15,030
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Mar21
June
Sept
Dec
Specific
Generic
Complementary

Maintenance of the coverage ratios (60 and 90 days) at high levels in 2021, remaining above the periods preceding the pandemic (average of +19 p.p. vs. 2019). Emphasis on covering over 90 net days of 100% provisioned operations, which demonstrates that we are at very comfortable levels of provisioning. Total provision of R$45.2 billion, with stability in 12 months, even with the significant increase in the expanded loan portfolio (+18.3%), evidencing the quality of the operations. Additional ALL represents 1.1% of the loan portfolio, or R$9 billion, demonstrating the robustness in the level of provisioning of loan operations to support a possible stress scenario. A highlight for the worst rating operations (E-H non-performing loans), which remain at the lowest levels of the series.

b) capital structure

As shown in the tables below, we understand that the current capital structure is adequate and consistent with our business expansion strategy. The largest funding source for operations is third-party capital.

R$ billion

Capital Structure	Dec21	Dec20	Dec19
Capital Share	**83.1**	**79.1**	**75.1**

In thousands

Number of Shares (1)	Dec21	Dec20	Dec19
Common	4,870,579	4,435,107	4,031,915
Preferred	4,848,500	4,435,106	4,031,915
Total	**9,719,080**	**8,870,213**	**8,063,830**
Treasury Stocks (ON - Common)	17,494	7,307	6,643
Treasury Stocks (PN - Preferred)	12,051	27,379	24,890
Subtotal – Outstanding shares	**9,689,535**	**8,835,527**	**8,032,297**

(1) Considers the bonuses that occurred in each period due to the capital increase.

R$ million

	Dec21	% on total liabilities	Dec20	% on total liabilities	Dec19	% on total liabilities
Shareholders' equity of the controlling shareholders	147,121	8.7%	143,703	8.7%	133,723	9.5%
Third-Party Capital (1)	1,548,096	91.3%	1,501,101	91.3%	1,275,582	90.5%
Total liabilities	**1,695,217**	**100.0%**	**1,644,804**	**100.0%**	**1,409,305**	**100.0%**

(1) Total liabilities excluding Shareholders' Equity.

Over the last three years, our average proportion of capital held by third parties was 91.0%, which is seen as an appropriate level for institutions in the financial intermediation business.

c) capacity to pay financial commitments

We understand that the operations stated in the balance sheet at the periods stated below, evidence that we have a comfortable liquidity margin to comply with our short-term liabilities. It is worth mentioning that Bradesco's asset and liability management policy is regularly reviewed to ensure sufficient liquidity to honor withdrawals, deposits, repay other obligations at maturity, extend loans or other forms of credit to the clients and meet its own needs of working capital for investment.

Consolidated Managerial Balance Sheet by time limits

R$ million

Balance Sheet	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Maturity not stated	Total
Assets						
Cash and due from banks	20,704	-	-	-	-	20,704
Financial instruments	826,347	168,329	96,045	490,786	-	1,581,507
Interbank investments	61,401	11,941	6,813	2,769	-	82,924
Compulsory deposits with the Brazilian Central Bank	87,250	113	-	-	-	87,363
Securities	534,527	19,449	6,242	165,763	-	725,981
Derivative Financial instruments	7,650	2,368	768	13,213	-	24,000
Loans	39,986	97,809	74,917	297,229	-	509,941
Other financial instruments	95,533	36,649	7,305	11,811	-	151,298
Leases	3,284	-	-	-	-	3,284
Provision for Expected Credit Loss Associated with Credit Risk	(10,614)	(7,147)	(5,595)	(21,879)	-	(45,236)
Loans	(9,286)	(6,030)	(5,262)	(21,772)	-	(42,350)
Leases	(4)	(9)	(9)	(36)	-	(58)
Other receivables	(1,325)	(1,109)	(324)	(71)	-	(2,828)
Deferred tax assets	477	19,759	8,915	57,307	-	86,458
Investments in associates and Jointly Controlled Entities	-	-	-	-	2,462	2,462
Premises and equipment	198	989	1,186	6,223	784	9,380
Intangible Assets	384	1,467	1,716	11,929	178	15,675
Other assets	12,248	1,467	1,933	9,174	-	24,822
Impairment of Assets	(3,839)	-	-	-	-	(3,839)
Total on December 31, 2021	849,189	184,864	104,200	553,540	3,424	1,695,217
Total on December 31, 2020	887,644	158,543	94,802	501,003	2,812	1,644,804
Total on December 31, 2019	781,700	128,504	85,193	410,683	3,224	1,409,305
Liabilities						
Deposits and Other Financial Instruments	542,466	132,331	97,450	395,783	11,459	1,179,489
Deposits from banks	255,942	26,498	11,879	19,222	-	313,540
Deposits from customers	226,241	47,951	61,556	237,042	-	572,790
Securities issued	3,403	41,954	17,751	103,239	-	166,348
Subordinated debt	4	6,317	5,487	31,185	11,459	54,451
Derivative financial instruments	7,234	486	719	4,849	-	13,287
Other liabilities	49,642	9,126	57	247	-	59,073
Provision	258,826	1,159	1,503	69,242	-	330,730
Insurance technical provisions and pension plans	246,611	-	-	46,250	-	292,860
Other reserves	12,215	1,159	1,503	22,992	-	37,870
Deferred income tax	58	7	23	5,594	-	5,681
Other liabilities	28,486	483	-	1,582	-	30,552
Total liabilities						
Shareholders' Equity Attributed to Controlling Shareholders	-	-	-	-	147,121	147,121
Non-controlling interest	-	-	-	-	1,644	1,644
Shareholders' Equity Total	-	-	-	-	148,765	148,765
Total on December 31, 2021	829,836	133,980	98,976	472,201	160,224	1,695,217
Total on December 31, 2020	816,767	114,001	101,530	457,547	154,959	1,644,804
Total on December 31, 2019	710,742	87,837	98,737	366,892	145,096	1,409,305
Net assets on December 31, 2021 YTD	19,353	70,237	75,460	156,800	-	-
Net assets on December 31, 2020 YTD	70,877	115,419	108,691	152,147	-	-
Net assets on December 31, 2019 YTD	70,958	111,625	98,081	141,871	-	-

d) financing sources used for working capital and investments in non-current assets

We highlight below the main sources of working capital and investments in non-current assets for the last three fiscal years:

R$ million

Funding vs. Investments	Dec21	Dec20	Dec19	Vertical Analysis %			Horizontal Analysis			
				Dec21	Dec20	Dec19	Dec21 x Dec20		Dec20 x Dec19	
							R$	%	R$	%
Demand Deposits + Sundry Floating	59,056	56,307	41,413	7.6	7.7	7.4	2,749	4.9	14,894	36.0
Savings Deposits	139,341	136,698	114,178	17.9	18.7	20.3	2,643	1.9	22,520	19.7
Time Deposits + Debentures	384,542	370,061	217,073	49.3	50.5	38.6	14,481	3.9	152,988	70.5
Funds from Financial Bills	155,971	134,356	167,367	20.0	18.3	29.8	21,615	16.1	(33,011)	(19.7)
Customer Funds (1)	**738,910**	**697,422**	**540,031**	**94.7**	**95.2**	**96.0**	**41,488**	**5.9**	**157,391**	**29.1**
(-) Reserve Requirements	(87,363)	(83,758)	(90,622)	(11.2)	(11.4)	(16.1)	(3,605)	4.3	6,864	(7.6)
(-) Available Funds (Brazil)	(15,095)	(18,019)	(15,156)	(1.9)	(2.5)	(2.7)	2,924	(16.2)	(2,863)	18.9
Customer Funds Net of Reserve Requirements	**636,452**	**595,645**	**434,253**	**81.6**	**81.3**	**77.2**	**40,807**	**6.9**	**161,392**	**37.2**
Borrowing and Onlending	51,489	49,808	53,966	6.6	6.8	9.6	1,681	3.4	(4,158)	(7.7)
Other (Securities Abroad + Subordinated Debt + Other Borrowers / Cards)	92,200	87,431	74,286	11.8	11.9	13.2	4,769	5.5	13,145	17.7
Total Funding (A)	**780,141**	**732,885**	**562,505**	**100.0**	**100.0**	**100.0**	**47,256**	**6.4**	**170,380**	**30.3**
Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)	**729,190**	**606,732**	**544,814**	**93.5**	**82.8**	**96.9**	**122,458**	**20.2**	**61,918**	**11.4**
B / A	**93.5%**	**82.8%**	**96.9%**	-	-	-	**10.7 p.p.**		**(14.1) p.p.**	

(1) It considers: Demand Deposits, Miscellaneous Floating, Saving Deposits, Time Deposits, Debentures (with collateral of repo operations) and Funds from Financial Bills (considers Mortgage Bonds, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificate).

In order to evaluate loan operations in relation to funding, we deducted from the total client funding the amount committed to reserve requirements at Bacen, in addition to the amount of funds available within the customer service network, and we added the funds from domestic and foreign lines of credit that finance the demand for loans. We met the demands for loaning funds mainly through our own funding, due to our capacity to obtain funding from clients effectively.

Note that the percentage of funds used has shown comfortable margins in the periods, demonstrating that we met the demands for loaning funds mainly through our own funding.

On January 18, 2022, Bradesco notified the market of the issuance of its first Sustainable Bond, coupled to socio-environmental criteria, in the amount of US$500 million, This is a sustainable international funding of senior debt, with a 60-month term and a coupon of 4.375% p.a.

With the issuance of a bond on the international capital market, with a sustainable principle, Bradesco reinforces its commitment to be an agent of positive transformation in society, in line with its established purpose and institutional commitments, such as the Sustainable Development Goals (SDGs) and the Principles for Responsible Banking – PRB of the United Nations.

In December 2020, Bradesco issued its first bond based on sustainability criteria (green bond). The acquisition of R$1.2 billion will fund projects and assets that support the transition toward a less carbon-intensive economy.

On January 27, 2020, Bradesco issued US$1.6 billion of senior notes in the international market, composed of two tranches of US$800 million, maturing in January 2023 and January 2025, with remuneration at fixed interest rates of 2.85% and 3.20% p.a., respectively.

Deposits

In 2021, the deposits correspond to 74.2% of our total primary funding sources, which consist of time deposits and savings accounts with interest, demand deposits, on which no interest is levied, both expressed in Brazilian *Reais*, and interbank deposits.

In the comparison between the balances of December 2021, 2020 and 2019, deposits showed evolution, due to new business opportunities that were offered to clients, due to interest rate fluctuations during this period and by the uncertainties generated by the pandemic, in addition to increasing the client base. A highlight for growth of the time deposit that grew 67.8% in the comparison with 2019.

Funds from financial bills

In the comparison between the years 2021 and 2020, the balance of financial bills evolved 16.1% as a result of the bills from real estate.

Subordinated Debt

The variations presented in the balances of December 2021, 2020 and 2019 in the subordinated debts, reflect the issuing / maturities of debts in the periods.

e) financing sources for working capital and investments in non-current assets that it intends to use to cover liquidity deficits

Our Treasury Department acts as a support center for our different business segments by managing our funding and liquidity positions and executing our investment objectives in accordance with our asset and liability management policies. We are also responsible for setting rates for our different products, including exchange and interbank transactions. Our Treasury Department covers any funding shortfall by borrowing in the interbank market. It seeks to maximize efficient use of our deposit base by investing any surpluses in liquid instruments in the interbank market.

We have used our excess liquidity to invest in Brazilian government securities and expect to continue doing so, subject to regulatory requirements and investment considerations. Our main sources of funding are:

- demand deposits, savings and time deposits, as well as interfinancial deposits; and
- securities sold under agreements to repurchase, borrowings and onlendings, funds from the issuance of securities and subordinated debts, part of them expressed in foreign currencies.

Our capital market operations act as a source of resources, through our operations with financial institutions, mutual funds, fixed and variable income investment funds, and foreign investment funds.

From the implementation of the New Brazilian Payment System in April 2002, the Central Bank of Brazil has offered a credit line from the portfolio of government securities issued by the National Treasury to provide liquidity to financial institutions, which is defined as re-discount (or "Redesconto"). This line can be used in the "intra-day" condition, or for a longer term negotiated with the Central Bank of Brazil, which discloses the differentiated prices for the acceptance of these securities as collateral.

There is also a traditional re-discount line, where financial institutions offer assets represented by loan operations or illiquid securities. In this case, the institution will open formal proceedings with the Central Bank of Brazil, presenting the reasons for the request, projected cash flow, liquidity recovery plan, as well as detailing the assets to be re-discounted and the proposed payment flow to the Central Bank of Brazil.

The Central Bank of Brazil, upon analysis, will decide whether or not to release the liquidity line, costs, and other measures deemed necessary.

Bradesco has never used these liquidity resources.

As a result of the COVID-19 pandemic, the CMN amended Resolution No. 4,786/20, which authorizes the Central Bank of Brazil to temporarily grant loans to financial institutions through the LTEL, regulated by Circular No. 3,994/20 and Circular Letter No. 4,019/20. With the LTEL, the Central Bank of Brazil seeks to provide liquidity to the secondary market for corporate debt affected by the turmoil in the financial markets.

According to Resolution No. 4,786/20, and Circular No. 3,994/20, loans through the LTEL will be available until April 30, 2020, and can be purchased for a period of up to 125 business days, allowing, at the discretion of the Central Bank of Brazil, an extension of up to 125 business days, observing the total maximum of 359 consecutive days. These loans are subject to daily charges corresponding to the application, on the debtor balance, of 0.10% p.a. of the percentage of increase of the Selic rate.

Additionally, the guidelines establish the assets that can be used as collateral for the loan through the LTEL, which are: (i) debentures acquired in the secondary market, which should integrate the asset of the purchasing financial institution, observing the characteristics and limits of the debentures, in accordance with the guidelines; (ii) compulsory reserves maintained in bank reserve accounts, in the minimum amount of the total of the transactions. Moreover,

Circular No. 3,994/20 also provides for the guarantee to be recomposed and the use of resources from financial events of assets that guarantee the payment of the loans.

Finally, lending under the LTEL is dependent upon the authorization of the Officer of Monetary Policy of the Central Bank of Brazil.

f) indebtedness ratios and the characteristics of the debts, also describing: (i) relevant loan and financing agreements; (ii) other long-term relationships with financial institutions; (iii) level of subordination between debts; (iv) any restrictions imposed on the issuer, in particular in relation to limits for indebtedness and contracting new debts, to the distribution of dividends, disposal of assets, issue of new securities and disposal of shareholding control, as well as if the issuer is in accordance with the restrictions.

There are no loan and financing agreements or long-term relationships with financial institutions that we believe are relevant for Bradesco.

Financial institutions are subject to operating limits defined by the National Monetary Council and the Central Bank of Brazil for operating, according to provisions of the regulations in force, particularly Law No. 4,595/64, which sets forth the National Financial System.

Among the limits defined, noteworthy are as follows: (i) Regulatory Equity consistent with the risks of its activity; (ii) fixed assets, which limits to 50% of the Regulatory Equity amount the total funds invested in Permanent Assets; (iii) exposure by client, which sets forth the maximum limit of 25% of the amount of Regulatory Equity of exposure by client; (iv) exposure in gold, foreign currency and in operations subject to foreign exchange variation, limited to 30% of the Regulatory Equity amount; and (v) minimum limits of realized capital and shareholders' equity for operating.

Rules also bar financial institutions from carrying out certain operations, and noteworthy are as follows: (i) granting loans or advances to related companies, managers and relatives; and (ii) acquiring real estate not intended for own use.

g) limits of contracted financing and percentages already used

There are no limits to contracted financing.

h) significant changes to each item of financial statements

We understand that Bradesco has all financial and asset conditions to ensure compliance with obligations, guaranteeing the business expansion.

We present below comments on the items we believe are important and relevant, stated in the Balance Sheet and Statement of Recurring Income.

Consolidated Managerial Balance Sheet Adjusted

Concerning significant changes in consolidated managerial balance sheet adjusted items, the table below compares the most significant events in 2021, 2020 and 2019.

R$ million

	Dec21	Dec20	Dec19	Vertical Analysis - %			Horizontal Analysis			
				Dec21	Dec20	Dec19	Dec21 x Dec20		Dec20 x Dec19	
							R$	%	R$	%
Assets										
Cash and due from banks	**20,704**	**23,598**	**19,202**	**1.2**	**1.4**	**1.4**	**(2,894)**	**(12.3)**	**4,396**	**22.9**
Financial instruments	**1,581,507**	**1,526,365**	**1,302,835**	**93.3**	**92.8**	**92.4**	**55,142**	**3.6**	**223,530**	**17.2**
Interbank investments	82,924	190,587	58,214	4.9	11.6	4.1	(107,663)	(56.5)	132,373	227.4
Compulsory deposits with the Brazilian Central Bank	87,363	83,759	90,622	5.2	5.1	6.4	3,604	4.3	(6,863)	(7.6)
Securities	725,981	667,722	643,275	42.8	40.6	45.6	58,259	8.7	24,447	3.8
Derivative Financial instruments	24,000	25,745	14,229	1.4	1.6	1.0	(1,745)	(6.8)	11,516	80.9
Loans	509,941	446,010	376,681	30.1	27.1	26.7	63,931	14.3	69,329	18.4
Other financial instruments	151,298	112,542	119,814	8.9	6.8	8.5	38,756	34.4	(7,272)	(6.1)
Leases	**3,284**	**2,646**	**2,857**	**0.2**	**0.2**	**0.2**	**638**	**24.1**	**(211)**	**(7.4)**
Provision for Expected Credit Loss Associated with Credit Risk	**(45,236)**	**(45,339)**	**(36,796)**	**(2.7)**	**(2.8)**	**(2.6)**	**103**	**(0.2)**	**(8,543)**	**23.2**
Loans	(42,350)	(42,358)	(33,562)	(2.5)	(2.6)	(2.4)	8	-	(8,796)	26.2
Leases	(58)	(70)	(160)	-	-	-	12	(17.1)	90	(56.3)
Other receivables	(2,828)	(2,911)	(3,074)	(0.2)	(0.2)	(0.2)	83	(2.9)	163	(5.3)
Deferred tax assets	**86,458**	**85,734**	**68,088**	**5.1**	**5.2**	**4.8**	**724**	**0.8**	**17,646**	**25.9**
Investments in associates and Jointly Controlled Entities	**2,379**	**1,786**	**1,952**	**0.1**	**0.1**	**0.1**	**593**	**33.2**	**(166)**	**(8.5)**
Premises and equipment	**21,648**	**21,838**	**20,688**	**1.3**	**1.3**	**1.5**	**(190)**	**(0.9)**	**1,150**	**5.6**
Intangible Assets	**42,513**	**40,471**	**36,705**	**2.5**	**2.5**	**2.6**	**2,042**	**5.0**	**3,766**	**10.3**
Depreciation and Amortization	**(39,106)**	**(36,257)**	**(31,748)**	**(2.3)**	**(2.2)**	**(2.3)**	**(2,849)**	**7.9**	**(4,509)**	**14.2**
Premises and equipment	(12,268)	(11,896)	(10,527)	(0.7)	(0.7)	(0.7)	(372)	3.1	(1,369)	13.0
Intangible Assets	(26,838)	(24,361)	(21,221)	(1.6)	(1.5)	(1.5)	(2,477)	10.2	(3,140)	14.8
Other assets	**24,905**	**27,583**	**27,483**	**1.5**	**1.7**	**2.0**	**(2,678)**	**(9.7)**	**100**	**0.4**
Impairment of Assets	**(3,839)**	**(3,621)**	**(1,961)**	**(0.2)**	**(0.2)**	**(0.1)**	**(218)**	**6.0**	**(1,660)**	**84.7**
Total	**1,695,217**	**1,644,804**	**1,409,305**	**100.0**	**100.0**	**100.0**	**50,413**	**3.1**	**235,499**	**16.7**
Liabilities										
Deposits and Other Financial Instruments	**1,179,489**	**1,137,526**	**925,321**	**69.6**	**69.2**	**65.7**	**41,963**	**3.7**	**212,205**	**22.9**
Deposits from banks	313,540	314,826	272,794	18.5	19.1	19.4	(1,286)	(0.4)	42,032	15.4
Deposits from customers	572,790	548,924	366,795	33.8	33.4	26.0	23,866	4.3	182,129	49.7
Securities issued	166,348	145,017	170,743	9.8	8.8	12.1	21,331	14.7	(25,726)	(15.1)
Subordinated debt	54,451	53,246	49,314	3.2	3.2	3.5	1,205	2.3	3,932	8.0
Derivative financial instruments	13,287	17,408	13,826	0.8	1.1	1.0	(4,121)	(23.7)	3,582	25.9
Other liabilities	59,073	58,105	51,849	3.5	3.5	3.7	968	1.7	6,256	12.1
Provision	**330,730**	**321,428**	**312,280**	**19.5**	**19.5**	**22.2**	**9,302**	**2.9**	**9,148**	**2.9**
Insurance technical provisions and pension plans	292,860	284,606	274,765	17.3	17.3	19.5	8,254	2.9	9,841	3.6
Other reserves	37,870	36,822	37,515	2.2	2.2	2.7	1,048	2.8	(693)	(1.8)
Deferred income tax	**5,681**	**7,993**	**8,107**	**0.3**	**0.5**	**0.6**	**(2,312)**	**(28.9)**	**(114)**	**(1.4)**
Other liabilities	**30,552**	**32,458**	**28,062**	**1.8**	**2.0**	**2.0**	**(1,906)**	**(5.9)**	**4,396**	**15.7**
Total liabilities	**1,546,452**	**1,499,405**	**1,273,770**	**91.2**	**91.2**	**90.4**	**47,047**	**3.1**	**225,635**	**17.7**
Shareholders' Equity										
Shareholders' Equity Attributed to Controlling Shareholders	**147,121**	**143,703**	**133,723**	**8.7**	**8.7**	**9.5**	**3,419**	**2.4**	**9,980**	**7.5**
Non-controlling interest	**1,644**	**1,696**	**1,812**	**0.1**	**0.1**	**0.1**	**(52)**	**(3.1)**	**(116)**	**(6.4)**
Shareholders' Equity Total	**148,765**	**145,399**	**135,535**	**8.8**	**8.8**	**9.6**	**3,367**	**2.3**	**9,864**	**7.3**
Total	**1,695,217**	**1,644,804**	**1,409,305**	**100.0**	**100.0**	**100.0**	**50,414**	**3.1**	**235,499**	**16.7**

In December 2021, total assets reached R$1.695 trillion, an evolution of 3.1% in relation to December 2020. This increase reflected the growth of the lines of securities, loan operations and interbank investments, which together represent 77.8% of total assets.

Interbank investments presented a drop between the balances of December 2021 and 2020, resulting from the investments of treasury bonds and National Treasury bills, with own and financed resources.

The securities portfolio presented growth between the balances of December 2021 and 2020 from the increase

of public securities for negotiation and public securities available for sale.

The loan operations showed a positive performance in the comparison between the balances of December 2021, 2020 and 2019. In all comparative periods, increase in virtually all products (for individuals and Companies), with a highlight to the credit card operations, personal/payroll-deductible loans, real estate financing, rural loans, guaranteed account and CDC.

The technical reserves for insurance, pension plans and capitalization bonds showed growth, in the comparison between the balances for 2021, 2020 and 2019, mainly due to the higher allowance for the segments of "Life and Pension" and "Health", totaling R$292.9 billion in December 2021.

The main sources of funding (funds from financial institutions and clients – deposits, funds from the issuing of bonds and subordinated debts), were discussed in item 10.1 d).

Statement of Recurring Income

During the periods, certain non-recurring events were recorded in our financial statements in order to allow a better understanding, comparability and analysis of our performance, we have adjusted our statement of income after excluding such events, thus resulting in what we refer to as statement of recurring income.

R$ million

	2021	2020	2019
Net Income – Recurrent	**26,215**	**19,458**	**25,887**
Non-Recurring Events (net of tax purposes)	**(4,270)**	**(2,912)**	**(3,305)**
- Realization/Reclassification of Financial Instruments (1)	(1,881)	-	-
- Tax Credit	-	-	6,403
- Contingent Liabilities (2)	(278)	(353)	(3,524)
- Expanded (ALL) (3)	-	-	(2,468)
- Impairment of Non-Financial Assets (4)	(509)	(574)	(1,080)
- Goodwill Amortization (Gross)	(824)	(1,446)	(1,545)
- Voluntary Severance Program 2019 - PDV	-	-	(1,091)
- Provision for Restructuring (5)	(441)	(540)	-
- Other	(335)	-	-
Book Net Income	**21,945**	**16,546**	**22,582**

(1) It includes results achieved with the reclassification of TVMs from the portfolio of "Available for Sale" to "Under Negotiation", and turnover in the market of financial instruments; **(2)** In 2021 and 2020, it was composed of civil provisions and in 2019, it was composed of civil and labor provisions; **(3)** It refers to the aggravation of the rating and improvement of the criterion of measurement of provision for guarantees – guarantees and sureties; **(4)** In 2021, it included the impairment of assets related to the acquisition of the right to provide financial services (payrolls), goodwill, intangible assets and systems / hardware. In 2020, it included impairment of goodwill, intangible assets and systems/hardware. In 2019, it was mainly composed of impairment of investments, for assets related to the acquisition of the right for the provision of financial services (payrolls) and of systems; and **(5)** Related to restructuring, mainly, in the branch network.

We present below the financial information for the fiscal years 2021, 2020 and 2019.

R$ million

Recurring Statement of Income – Consolidated	2021	2020	2019	Vertical Analysis %			Horizontal Analysis			
				2021	2020	2019	2021 x 2020		2020 x 2019	
							R$	%	R$	%
Net Interest Income	**63,980**	**63,128**	**58,756**	**100.0**	**100.0**	**100.0**	**852**	**1.3**	**4,372**	**7.4**
- Client Portion	55,529	52,140	49,631	86.8	82.6	84.5	3,389	6.5	2,509	5.1
- Market Portion	8,451	10,988	9,125	13.2	17.4	15.5	(2,537)	(23.1)	1,863	20.4
Expanded ALL	**(15,035)**	**(25,754)**	**(14,408)**	**(23.5)**	**(40.8)**	**(24.5)**	**10,719**	**(41.6)**	**(11,346)**	**78.7**
ALL Expenses	(18,685)	(25,796)	(19,785)	(29.2)	(40.9)	(33.7)	7,111	(27.6)	(6,011)	30.4
Income from Credit Recovery	5,620	5,940	7,975	8.8	9.4	13.6	(320)	(5.4)	(2,035)	(25.5)
Impairment of Financial Assets	(293)	(2,659)	(316)	(0.5)	(4.2)	(0.5)	2,366	(89.0)	(2,343)	741.5
Granted Discounts / Other (1)	(1,677)	(3,239)	(2,282)	(2.6)	(5.1)	(3.9)	1,562	(48.2)	(957)	41.9
Gross Income from Financial Intermediation	**48,945**	**37,374**	**44,348**	**76.5**	**59.2**	**75.5**	**11,571**	**31.0**	**(6,974)**	**(15.7)**
Income from Insurance, Pension Plans and Capitalization Bonds	11,451	12,121	14,793	17.9	19.2	25.2	(670)	(5.5)	(2,672)	(18.1)
Fee and Commission Income	34,099	32,747	33,606	53.3	51.9	57.2	1,352	4.1	(859)	(2.6)
Operating Expenses	(46,942)	(46,423)	(49,026)	(73.4)	(73.5)	(83.4)	(519)	1.1	2,603	(5.3)
Personnel Expenses	(21,397)	(20,188)	(21,767)	(33.4)	(32.0)	(37.0)	(1,209)	6.0	1,579	(7.3)
Other Administrative Expenses	(20,722)	(20,447)	(21,407)	(32.4)	(32.4)	(36.4)	(275)	1.3	960	(4.5)
Other Operating Income / (Expenses)	(4,823)	(5,788)	(5,852)	(7.5)	(9.2)	(10.0)	965	(16.7)	64	(1.1)
Tax Expenses	(7,535)	(7,819)	(7,383)	(11.8)	(12.4)	(12.6)	284	(3.6)	(436)	5.9
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	144	115	297	0.2	0.2	0.5	29	25.2	(182)	(61.3)
Operating Income	**40,162**	**28,115**	**36,635**	**62.8**	**44.5**	**62.4**	**12,047**	**42.9**	**(8,520)**	**(23.3)**
Non-Operating Income	(204)	(77)	32	(0.3)	(0.1)	-	(127)	164.9	(109)	(340.6)
Single Allowance - Collective Agreement	-	(170)	-	-	-	-	-	-	-	-
Income Tax / Social Contribution	(13,478)	(8,171)	(10,568)	(21.1)	(12.9)	(18.0)	(5,307)	65.0	2,397	(22.7)
Non-controlling interests in subsidiaries	(265)	(239)	(212)	(0.4)	(0.4)	(0.4)	(26)	10.9	(27)	12.7
Recurring Net Income	**26,215**	**19,458**	**25,887**	**41.0**	**30.8**	**44.1**	**6,757**	**34.7**	**(6,429)**	**(24.8)**

(1) It includes the result with BNDU, provision for sureties and guarantees and others.

	Dec21	Dec20	Dec19	Variation	
				Dec21 x Dec20	Dec20 x Dec19
ROAE (1)	18.1	14.8	20.6	3.3 p.p.	(5.8) p.p.
ROAA (2)	1.6	1.2	1.8	0.4 p.p.	(0.6) p.p.

(1) Return on Average Shareholders' Equity; and

(2) Return on Average Assets.

In 2021, our profitability indicators benefited from the strong recovery of income (+35% vs. 2020), due to the good performance of fee and commission income and client NII, allied to the improvement of the economic activity, which was also benefited by our activities of lending and products to society in general. Highlight for the payment of R$9.2 billion of JCP (Interest on Shareholders' Equity)/Dividends, with a gross payout of 44% (+67% vs. 2020).

In the comparison between 2020 and 2019, the performance of our operating income was affected by the adverse economic scenario, which negatively impacted our income from insurance, pension plans and capitalization bonds, the line for fee and commission income, in addition to the increase in our expenses with Expanded ALL. These factors were offset by the increase in the net interest income and the reduction in our operating expenses, reflecting the strong cost control.

Next, we will comment on the main factors that influenced our lines of results in comparison to the past three fiscal years:

Net Interest Income

In 2021, the performance of the net interest income was impacted by the following factors:

- **Client portion** – Growth is related to the strong increase in the average volume of operations. A highlight to the good performance of vehicle financing, payroll-deductible loans, credit card financing, personal loans, working capital and guaranteed account, benefited from the resumption of economic activities.
- **Market portion** – The reduction of the market NII was due to the impact of the increase of the CDI in the ALM positions, partially offset by the higher result of our own working capital.

In the comparison between 2020 and 2019, the performance in net interest income was impacted by the following factors:

- **Client Portion** – The improvement observed is justified by the mix of products, which is linked, mainly, to the growth of the portfolio of individuals. The strong origination of credit, whose growth we observed of more than two digits in the average balance of the year, has offset the smaller spreads of the portfolio, which followed the behavior of the market and is impacted by the growth in volumes allocated to emergency programs, highlighting the lesser use of credit limits available, like, for example, the overdraft and the limits of personal loans online. The growth of the client portion would be 8.5% if we disregard the effects of the regulatory change of the overdraft. However, the progress made was 5.1% demonstrating our high capacity in generating new business, with strong participation of the digital channels.
- **Market Portion** – the increase in the quarter was driven by the results of the ALM positions and the best performance of our treasury.

Expanded ALL

In the comparison between 2021 and 2020, it presents a reduction of around R$11 billion reflecting the constitution of ALL expenses for the adverse economic scenario, made in the first nine months of 2020 (R$9.1 billion), in addition to lower expenses on the impairment of financial assets originating from specific clients.

In the comparison between 2020 and 2019, the increase of expenses of the Expanded ALL is related to the reinforcement of supplementary provisions made during 2020, totaling R$9.1 billion (3Q20 – R$2.6 billion, 2Q20 – R$3.8 billion and 1Q20 – R$2.7 billion), a reflection of the adverse economic scenario resulting from the Covid-19 pandemic. It is worth pointing out that, in addition, we continue to evolve in our loan operations, whose expanded portfolio, in 12 months, showed a growth of 10% (+12% in operations for individuals and +9% in operations with companies), an evolution that impacted the ALL expenses, due to the minimum provisions required by the Central Bank of Brazil, and yet we remain with a good level of provisioning for credits overdue for over 90 days, that reached the high mark of 403% in December 2020 and all segments showed a reduction in the delinquency rate of 90 days in the comparison of 12 months.

Income from insurance, pension plans and capitalization bonds

In 2021, the performance of the Insurance Group had as its main highlight the significant evolution of revenues, 11% in the accrued year-to-date, compared to 2020, reaching around R$82 billion. During this challenging period, the Insurance Group intensified and improved the strategy of customer-centric, developing products that are even more responsive to the new market dynamics, and solid investments were made in projects linked to the digital transformation.

In relation to the comparison between 2020 and 2019, the drop in income from insurance, pension plans and capitalization bonds is related, mainly, to the behavior of the economic-financial indexes, which affected the correction of the technical provisions and financial income, in addition to the reduction of the revenue and the increase of the claims ratio, which was driven by the gradual resumption of the elective procedures and indemnifiable events, due to the period of social isolation.

Fee and commission income

Great performance in 2021, reflecting the resumption of the economic activity and the wide diversity of products and services offered in a modern service network (digital and physical). This performance contributes to the continuous growth of results and demonstrates our adaptation in the way of serving and meeting the needs of our clients. It is important to highlight the excellent performance of the volume traded in card revenues, the good performance of the working capital in loan operations, the higher volume of trading on the stock exchange in custody and brokerage commissions (emphasis on transactions mediated by Ágora Corretora) and the excellent result of consortia, which remains as the market leader.

In 2020, the fee and commission income were impacted by the adverse economic scenario, which produced a negative effect in income resulting from the activities of cards, and income with asset management and loan operations. The income with checking accounts showed growth, reflecting the constant evolution of the client base during 2020, which showed an increase of 2.2 million in 12 months, and higher volume of business. It is important to note the

strengthening in the management of the service portfolio, through a continuous process of improvement and expansion of the variety of products, which we seek to offer in an assertive way to clients. The increase in custody and brokerage income is related to the higher volumes traded in the stock exchange, with emphasis on the performance obtained in transactions carried out through Ágora Corretora, and the underwriting line/financial advice is related to the volatility of the activity of the capital market coupled with our ability to capture business opportunities.

Personnel expenses

In 2021, even though the effect of the collective bargaining agreement that took place from September 2021 (10.97% in 2021 vs. 1.5% in 2020), from the increase in expenses with profit sharing (caused by the strong growth of the recurring net income and performance of the business areas), and of the consolidation of Bradesco BAC Florida Bank, which began in the 4Q20, which impacted the accumulated variation of the period in +1 p.p., expenses remained at well-controlled levels.

In the comparison between 2020 and 2019, the personnel expenses presented a drop of R$11 billion, reflecting the lower expenses with PDD and impairment of financial assets from specific customers..

We highlight that, in August 2019, we launched the Voluntary Severance Program (PDV), to which employees of the Bradesco Organization who met the requirements set out in the Regulation of the Program could join the plan freely and voluntarily. The 2019 PDV, aimed to optimize and make our team structure more flexible and obtain an important improvement in our indicators of productivity, preserving the commitment with the parameters of the internal career and of generating value for shareholders. On December 31, 2019, the total costs were R$1.8 billion, with 3.4 thousand admissions. It is worth remembering that the first Special Voluntary Severance Program (PDVE) was released in July 2017, to which employees from the Organization who met the requirements set out in the regulation of the respective plan could join. The deadline for joining the plan expired at the end of August 2017, with the voluntary joining of 7,400 employees, with a total cost of R$2.3 billion.

Administrative expenses

In 2021, even with the high inflation accumulated in 12 months (IPCA 10.1% and IGP-M 17.8%), the expenses only slightly increased in 2021, when compared to 2020, showing the effective control of costs resulting from the Management's actions in managing the performance models, allowing a constant reduction in the cost of serving.

In comparison between 2020 and 2019, the Management's actions to maintain strict cost control and to improve operational efficiency reflected in the performance of administrative expenses, which dropped 4.5%. It is noteworthy that the inflation in 12 months measured by the IPCA and the IGP-M was 4.5% and 23.1%, respectively.

Other operating income / expenses

In the comparison between 2021, 2020 and 2019, the line of other operating income and expenses reduced especially due to lower costs with constitutions of provisions for fiscal risks and expenses with the marketing of cards.

10.2 – Operating and Financial Income

Officers should comment:

a) results of issuer's operations, in particular:

i) description of any major components of revenue

Below we highlight our principal operating income:

R$ million

Principle Operating Income	2021	2020	2019	Vertical Analysis %			Horizontal Analysis			
				2021	2020	2019	2021 x 2020		2020 x 2019	
							R$	%	R$	%
Loan and Leasing Operations	72,242	68,875	68,218	29.5	31.4	28.7	3,367	4.9	657	1.0
Income from Securities, Derivatives and Foreign Exchange Operations	31,703	18,781	29,158	12.9	8.6	12.3	12,922	68.8	(10,377)	(35.6)
Financial Income from Insurance, Pension Plans and Capitalization Bonds	22,121	23,506	25,026	9.0	10.7	10.5	(1,385)	(5.9)	(1,520)	(6.1)
Revenue from reserve requirement	3,105	2,023	4,327	1.3	0.9	1.8	1,082	53.5	(2,304)	(53.2)
Revenue from financial intermediation	**129,171**	**113,185**	**126,729**	**52.7**	**51.5**	**53.3**	**15,986**	**14.1**	**(13,544)**	**(10.7)**
Insurance, Pension Plan and Capitalization Bond Retained Premiums	81,715	73,668	77,599	33.4	33.5	32.6	8,047	10.9	(3,931)	(5.1)
Fee and commission income	34,099	32,747	33,606	13.9	14.9	14.1	1,352	4.1	(859)	(2.6)
Total Principal Operating Income	**244,985**	**219,600**	**237,934**	**100.0**	**100.0**	**100.0**	**25,385**	**11.6**	**(18,334)**	**(7.7)**

Loan and Leasing Operations

The result of loan and leasing operations presented an increase in the comparison between the years 2021, 2020 and 2019, resulting mainly from the growth in the volume of loan operations and also by the change in the mix of portfolios, with emphasis on the evolution of operations with individuals and micro, small and medium-sized enterprises.

Income from securities, derivatives and foreign exchange operations

In the comparison between 2021 and 2020, the increase was mainly represented by higher results with the TVM line (securities).

In the comparison between 2020 and 2019, the reduction occurred mainly due to lower results with the line for derivatives, reflecting the fall in revenue from the forward and futures contracts.

Income from reserve requirement

Between 2021 and 2020, the increase in revenues was a reflection of the Selic rate increase, which went from 2.00%, in 2020 to 9.25% in 2021.

Between the balances of 2020 and 2019, the decrease in revenues was a reflection of the Selic rate reduction in the periods, which went from 4.50% in 2019 to 2.00% in 2020.

Income with Retained Premiums from Insurance, Pension Plans and Capitalization Bonds

The income from retained premiums from insurance, pension plans and capitalization bonds showed an increase in the comparison between 2021 and 2020, due to the increase of premiums issued, mainly in the lines of pension plans, health and life.

In the comparison between 2020 and 2019, the reduction occurred mainly due to lower contributions of supplementary pensions, including VGBL, reflecting the adverse economic scenario.

Fee and Commission Income

Regarding the variations presented for fee and commission income, comments are included in item 10.1.h.

ii) factors that materially affected the operating income

No factors have occurred that might significantly affect our operating income in the last three fiscal years other than those described in items 10.1.a; 10.1.h and 10.2.a.i.

b) variations in income from price changes, foreign exchange rates, inflation, changes in volumes and introduction of new products and services

There were no significant variations in our financial income or revenues attributable to changing prices of our main inputs and products, exchange rates, inflation, altered volumes or the introduction of new products and services for the years 2021, 2020 and 2019.

c) impact of inflation, variation of prices of main inputs and products, and foreign exchange and interest rates on the issuer's operating income and financial income, when relevant

During periods of high interest rates, our financial income increases because the interest rates on our interest-earning assets are higher too. At the same time, we incur higher financial expenses since interest rates on interest-bearing liabilities are also higher. Changes in volumes of our assets and liabilities that incur interest also affect our revenues and expenses. For example, an increase in our interest income attributable to higher interest rates may be impacted by a reduction in the volume of our outstanding loans.

Moreover, when the Brazilian *Real* depreciates, we incur: (i) losses on our liabilities denominated in or indexed to foreign currency, such as our long-term debt denominated in US dollar and foreign currency borrowings, in such a way that the cost in *Reais* of the relative financial expense increases; and (ii) gains in our assets denominated in or indexed to foreign currency, such as our securities and loan operations indexed to the US dollar, when the revenue from these assets measured in *Reais* increases. Conversely, when the Brazilian *Real* appreciates, we incur: (i) losses on our assets denominated in or indexed to foreign currencies; and (ii) gains on our liabilities denominated in or indexed to foreign currency.

10.3 – Events with Significant Effects (occurred and expected) on Financial Statements

Officers should comment on material effects that the events below have caused or are expected to cause for the issuer's financial statements and results:

a) introduction or sale of operating segment

No operational segment was introduced or sold in the period.

b) creation, acquisition or sale of equity interest

On October 8, 2021, Banco Bradesco S.A. ("Bradesco") communicated to the market, to its shareholders, clients and employees that, through its subsidiary Bradescard Elo Participações S.A., it signed a contract with BB Elo Cartões Participações S.A., a subsidiary of Banco do Brasil S.A., for the purchase of its 49.99% stake in Banco Digio S.A. ("Digio"), for the amount of R$625 million for this stake, Bradesco will hold, indirectly, 100% of the share capital of Digio.

This transaction is aligned with the strategy of Bradesco of investing in digital businesses, complementing its operations in a diversified manner and reaching varied consumers, with different models.

The completion of the transaction is subject to the approval of the Central Bank of Brazil and the Administrative Council for Economic Defense – CADE, in addition to carrying out other necessary formalities.

c) unusual events or operations

In the period, there were no unusual events or operations involving the issuer, other than the extraordinary events stated in items 10.1.a and 10.1.h, which caused or are expected to cause significant impacts on its results.

10.4 – Significant Changes in Accounting Practices – Reservation and Emphases in the Auditor's Opinion

Officers should comment:

a) significant changes in accounting practices

Officers report that no significant changes were made to the accounting practices that Bradesco uses in the years ended December 31, 2021, 2020 and 2019.

b) significant effects of changes in accounting practices

Officers highlight that, although there have been no significant changes in accounting practices of Bradesco, it is noteworthy that, unlike the other publicly-traded companies that are already using all of the CPCs, financial institutions use the technical accounting standards issued by Brazil's Accounting Standards Committee (CPC), which were approved by the National Monetary Council (CMN). The other CPC statements, interpretations and guidelines will only be applicable to financial institutions after approval by the National Monetary Council.

c) Reservations and emphases in the auditor's report

There were no disclaimers and emphases on the independent auditors' report.

10.5 – Critical Accounting Policies

Officers should indicate and comment on the critical accounting policies adopted by the issuer, in particular, accounting estimates made by management on uncertain and relevant issues for describing the financial position and results of operations that require subjective or complex judgment, such as: provisions, contingencies, revenue recognition, tax credits, long-lived assets, useful life of non-current assets, pension plans, foreign currency translation adjustments, environmental recovery costs, criteria for asset and financial instrument impairment tests.

Bradesco has disclosed critical risk factors and accounting policies, in conformity with the best international transparency and Corporate Governance practices, in relation to possible political and economic situations in the domestic and foreign markets, which may directly impact the day-to-day operations and, accordingly, the Bank's financial position.

Our Officers believe that Bradesco's results are subject to accounting policies, assumptions and estimates. It is Management's responsibility to adopt fair accounting practices, in addition to using judgment while carrying out reasonable and conservative estimates to be used in the preparation of financial statements.

Regarding materiality, the items below describe the accounting policies deemed as critical, as well as the areas demanding better judgment or involving a high complexity level, which may affect our financial position and the result of our operations. The accounting estimates we carry out in this context cause us to make assumptions on issues involving uncertainties. In each case, if our estimates are not confirmed, in comparison to effective results, there may be significant impacts on our financial situation or our operating income.

Allowance for loan losses

The allowance for loan losses is calculated in an amount deemed sufficient at a given time to meet possible losses in the realization of loans operations, according to the rules and instructions issued by the National Monetary Council and the Central Bank of Brazil, the Management's experience and the internal models of calculation of the Organization's credit risks. At the end of each period, the allowance for loan losses is adjusted based on the analysis of our portfolio and available information.

Although the internal models of risk calculation are often reviewed and improved, our process to calculate the level of provision for doubtful debt requires judgments and assumptions, which can affect the allowance estimate.

Classification of Securities and Derivatives

Securities are classified into three categories: for trading, available for sale, and held to maturity. The classification under these categories is based on the Management's intent of keeping or selling such securities. The accounting treatment for the securities we hold is dependent on how they are classified. Changes in the economic environment may alter our strategy in relation to a particular security, which would require a transfer between categories.

The derivatives are evaluated at their market value, to offset the adequate income account. The operations that are instruments of hedge accounting may be classified as market risk hedge, cash flow hedge or hedge of investments held abroad.

Evaluation of Financial Instruments and Derivatives

Financial instruments and derivatives recorded at fair value in our financial statements basically include securities classified as: (i) for trading; (ii) available for sale; and (iii) other trading assets, including derivatives. The fair value is defined as the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in a transaction not enforced among market participants on the date of measurement.

We estimate the fair value by using the market prices, as available.

When the market prices are not available, the Management's judgment is made, as models depend on our judgment of weight assignable to different factors and the quality of the information received. The factors used in these models include quotations by distributors, pricing models, prices of instruments with similar characteristics and discounted cash flows. Model-based pricing also uses information on interest rates, foreign exchange rates and volatility of options, whenever significant and available. Such as reliable market data while estimating the impact of keeping a large position is generally limited. We use likewise our judgment for estimating prices whenever there is no external parameter. If we make inaccurate assumptions or the model itself makes inaccurate correlations or assumptions, the amount of income or loss recorded for a specific asset or liability may be incorrect. Judgment should also determine whether a reduction in the fair value below the updated cost of a held-to-maturity or an available-for-sale security is not temporary, so that it would demand the possible recognition of impairment of the updated cost and that we may record this reduction as an expense. At that evaluation, if any devaluation is not temporary, the Management will decide which historic period should be considered and how severely a loss may be provisioned for.

These appraisal methods may lead Bradesco to have different results should the assumptions and estimates used fail to subsequently become real.

Deferred Income and Social Contribution Taxes

The value determination of income tax and social contribution is complex, and therefore our evaluation is based on the analysis of our deferred fiscal assets and liabilities and income tax and social contribution payable. In general, the evaluation requires us to estimate the future amounts of deferred fiscal assets and income tax and social contribution payable. Evaluating the possibility of any deferred fiscal assets to be realized is subjective and involves uncertain evaluations and assumptions. Realization of deferred fiscal assets is subject to changes to future fiscal rates and the development of our tax planning strategies. Evaluations and assumptions may change over time as a result of unforeseen events or circumstances, thereby changing our initial judgment during the definition of our tax liabilities.

We continuously monitor and evaluate the impact of new tax laws on our liabilities, as well as new events likely to affect the evaluations and assumptions of our analysis of the possibility of deferred fiscal assets realization.

A significant judgment is required for the determination of the probability of a position on income tax and social contribution being sustained even after the result of any legal or administrative proceedings, on the basis of technical merits. An additional judgment is then required to determine the amount of benefit eligible to be recognized in our consolidated financial statements.

Impairment

The balances of securities classified as available-for-sale and held to maturity are reassessed monthly to determine where there is any indication of impairment. Regarding non-financial assets (except for deferred tax credits),

this assessment is performed at least annually.

When a loss is identified, we recognize an expense in income for the year. This occurs when the carrying amount of the asset exceeds its recoverable value.

To calculate the recoverable amount, the estimated loss is made by models using observed data or by judgment based on the experience of our Organization.

Technical provisions for insurance, pension plan and capitalization bonds

The technical provisions are liabilities constituted to honor future commitments entered into by the Company through insurance, pension plans and capitalization contracts. These liabilities are calculated by formula and parameters defined in contract or by estimates observing actuarial assumptions. The actuarial assumptions used are based on the experience of the Company's portfolio and are periodically reviewed. Significant changes in the experience or macroeconomic scenarios may generate shortcomings in technical provisions and it is necessary to provide additional coverage.

For insurance, the calculations are performed using data on claims, mortality rates, incapacity, validity time, inflation, expenses, and others. For long-term insurance agreements, when the actuarial assumptions in a specific policy or group of policies are fulfilled, they will not be changed during the validity time.

For pension plans, the coverages offered are retirements, pensions and savings with the right to portability or redemption. For the calculation of technical provisions, contractual parameters are considered as well as the realistic expectation of survival, retirement, death, disability, profitability and cancellation of plans.

For capitalization bonds operations, the contracts offer participation in draws and option of early redemption or at the end of the term of the capital constituted by the capitalization bond, which is restated monthly by the TR (reference rate) and by the interest rate defined by the general conditions.

Accounting provisions and contingent liabilities

We established accounting provisions recorded based on the opinion of legal counsel, the nature of the lawsuits, similarity with previous proceedings, complexity and positioning of the Courts, whenever the loss is deemed probable, which would cause a potential outflow of funds to settle the obligation, and when amounts can be reliably measured.

Contingent liabilities classified as possible losses are not recorded as liabilities in the financial statements and must only be stated in notes, when individually relevant, whereas the liabilities classified as remote losses do not require provisions or statements.

We continuously monitor lawsuits in progress in order to evaluate, among other things: (i) the nature and complexity thereof; (ii) the development of the proceedings; (iii) the opinion of our legal advisors; and (iv) our experience with similar cases. Upon determining whether a loss is likely to occur and estimating its value, we also consider:

a) the probability of loss derived from claims occurred on or before the date of financial statements, which were identified by us after the date of such statements but before their publication; and

b) the need to disclose claims or events that occurred after the date of financial statements, but before their publication.

10.6 – Material Items not shown in Financial Statements

Officers should describe material items not shown in the issuer's financial statements, and state:

a) assets and liabilities directly or indirectly held by the issuer that are not presented in its balance sheet (off-balance sheet items), such as:

(i) operating leases, assets and liabilities; (ii) written-off portfolios of receivables for which the entity has risks and responsibilities, indicating the related liabilities; (iii) agreements for the future purchase and sale of products or services; (iv) agreements for constructions in progress; and (v) agreements for future receipt of financing:

There are no material items that have not been evidenced in the financial statements.

b) other items omitted from the financial statements

Below, we present the values that represent the total risk of off-balance sheet items:

R$ million

	Dec21	Dec20	Dec19
Commitments of values of credit to release	309,104	254,897	248,451
Financial guarantees supplied	83,467	80,237	78,231
Loans available for import	1,233	1,057	1,411
Other (1)	75	59	81
Total	**393,879**	**336,250**	**328,174**

(1) It includes the assignment of loans in certificates of real estate receivables (CRI), Guarantee given on rural loans assigned and confirmed exports loans.

The commitments of the credit values include limits for authorization of credit card, personal credit, real estate financing, *conta garantida* (guaranteed account) and overdraft. Such values consist basically in the loan operations contracted, not yet released, and limits not yet used by clients.

Financial guarantees provided are contracts requiring the Organization to make specific payments to the holder of the financial guarantee for a loss it will incur when a specific debtor fails to make the payment under the terms of the debt instrument. The provision for financial guarantees provided is formed based on the best estimate of the non-recoverable amount of the guarantee, if such disbursement is likely. The provisioning parameters are established based on the internal credit risk management models. In the case of retail operations, quantitative models are adopted, while in wholesale the combination of quantitative models with individualized analyzes is adopted.

The letters of credit (credits opened for imports) are undertakings issued by us to guarantee the performance of clients' obligations to a third party. We issue business letters of credit to enable foreign trade transactions and to assess public and private debt issuance agreements, including commercial papers, financing of securities, and similar transactions. These instruments are short-term commitments to pay the beneficiary of a third party under certain contractual conditions by the shipment of products. The contracts are subject to the same credit assessments applied in other lendings.

10.7 – Comments on Material Items not shown in Financial Statements

In relation to each of the items omitted from the financial statements referred to in item 10.6, the Officers should comment:

a) how such items change or may eventually change revenues, expenses, operating result, financial expenses or other items of the issuer's financial statements

As described in item 10.6, we inform that, with regard to the financial guarantees provided and the letters of credit for import, the issuer receives a rate or a commission for the operation that sensitizes the revenue and consequently the operating income. If a problem occurs related to the capacity of a client making a payment, there may be a need for the constitution of provisions. Now regarding the commitments of credit values to be released, there will be an impact only on the lines of income, if clients use these lines of credit.

b) nature and purpose of operation

Information mentioned in item 10.6.

c) nature and amount of obligations and rights generated for the issuer under the operation

Information mentioned in item 10.6.

10.8 – Business Plan

Officers should state and comment the principal elements of the issuer's business, specifically exploring the following topics:

a) investments, including: (i) quantitative and qualitative description of the investments in progress and expected investments; (ii) sources of investment financing; (iii) relevant divestitures in progress and expected divestitures

As a necessary condition for continued growth, we are investing in Information Technology (IT), and as a source of funding, we use our own working capital, which is represented by the shareholders' equity.

The following table shows the total amount invested over the last three years, including infrastructure (facilities, furniture and fixtures):

R$ million

	2021	2020	2019
Information Technology (IT)	7,127	5,905	6,242

b) if already disclosed, the acquisition of plants, equipment, patents or other assets likely to materially influence the issuer's production capacity should be indicated

No acquisitions of plant, equipment, patents or other assets that are likely to materially affect our production capacity have been disclosed.

c) new products and services, indicating: (i) description of the research in progress that has already been disclosed; (ii) total amounts spent by the issuer in research for the development of new products and services; (iii) projects in progress that have already been disclosed; and (iv) total amounts spent by the issuer in the development of new products and services

There are no new significant products and services, individually.

10.9 – Other Factors with Relevant Influence

Comment on other factors materially affecting operational performance that have not been identified or commented in the other items in this section:

Since March 11, 2020, the World Health Organization (WHO) declared Covid-19, which originated in China at the end of 2019 and spread throughout the world, a pandemic resulting in a significant increase in the restrictions of national and international travels, downtime for many businesses and services in virtually all countries, government orders of social isolation to slow the spread of the virus, among other restrictions, generating an environment of strong financial volatility and increasing uncertainties, in addition to social, economic and employment instability. The Covid-19 pandemic has brought great challenges and uncertainties to the whole world, being considered the largest pandemic ever seen, according to the WHO. The crisis caused as a result of the pandemic can be observed from the beginning of March 2020 generating certain negative impacts on the Brazilian economy, such as (i) higher risk aversion, with pressures on the exchange rate; (ii) greater difficulties in foreign trade; and (iii) increase in the uncertainties of economic agents.

In order to mitigate the impacts of this crisis, governments and central banks around the world have intervened in the economy of their countries and have adopted unconventional measures, like the closing of non-essential economic activity and actions of monetary stimulus, with the practice of zero interest in addition to fiscal expansion.

In Brazil, various measures have been adopted, including some directly impacting the liquidity of the financial markets, the credit markets, monetary and fiscal policy and exchange rates. In this context, in addition to the various measures taken by the Monetary Policy Committee (COPOM) and the Central Bank of Brazil, such as interest rate changes, the National Monetary Council and the Federal Government approved, in extraordinary meetings, measures to help the Brazilian economy tackle the adverse effects caused by the virus.

The Executive and Legislative Branches have tried to approve bills that minimize the repercussion of Covid-19, including proposing the temporary suspension of taxes (such as the relaxation of the IOF on loans and the deferral of payment of PIS/COFINS) and granting tax benefits to the sectors of the economy/workers most affected.

We cannot control, and nor can we predict what measures or policies the government may adopt in response to the current or future economic situation in Brazil, nor how the intervention or government policies will affect the Brazilian economy and how they will affect our operations and income. Below we highlight the main items of our statement of financial position which may potentially be impacted:

Financial agreements: whose market value may vary significantly given the price volatility of these assets, especially those issued by private companies that have a higher credit risk;

Loan operations: there was a worsening of the economic situation, as well as an update of the prospective scenarios to capture the current and future events resulting from the pandemic, thus increasing the risk of loan operations, leading to the migration between the credit ratings and consequently a higher level of provisioning;

Tax credits: whose recoverability depends on future taxable income, which may be affected depending on the consequences of the pandemic event if it extends over a long period of time;

Intangible assets: may have their recoverable amount impacted based on the changes caused by the crisis to their main assumptions of realization, such as the rates of returns initially expected;

Funding: volatility, as well as uncertainties in credit and capital markets, generally reduces liquidity, which could increase the cost of funds for financial institutions, which may impact our ability to replace, appropriately and at reasonable costs, obligations that are maturing and/or the access to new resources to execute our growth strategy;

Technical provisions of insurance and pension resources: depending on the evolution of the crisis can be impacted negatively given the possible increase in the level of claims, mainly in the "life" segment and a higher frequency of claims from "health" policyholders with the increased use of hospitals, furthermore, we may experience higher demand for early redemptions by pension plan participants, which would impact our revenues through a reduction in the management fees we charge; and

Civil and labor provisions: the number of labor lawsuits may increase as a result of third party suppliers that go bankrupt as Bradesco may be considered co-responsible in these lawsuits. It is also possible that we could experience a greater volume of civil processes, mainly involving reviews and contract renewals.

It is important to note that our actions have always taken into account the guidelines of the Ministry of Health. Bradesco's Crisis Committee continues to assess the pandemic scenario and report to the Board of Directors, regarding the assessments of the evolution of the pandemic and its reflexes in our operations and society. In addition, we have a Segment Governance meeting – Covid, which plays an important role in verifying various points and the scope of these actions in the Organization. We remain with the Business Continuity Plan (PCN) active, prioritizing remote work in administrative centers and maintaining the rotation of branch network employees. In view of the context of the pandemic, the Organization continues to strengthen the mindset focused on the digital environment in a consistent and timely manner, with the aim of minimizing the impacts involved.

One of the main objectives of our risk management structure is to monitor the allocation of capital and liquidity, aiming to maintain the levels of risk in accordance with the limits established and, in addition, monitor the economic scenarios actively (national and international), as well as the evolution of the Covid-19 pandemic and will make every effort to maintain the fullness of our operations, the services to the population, and the stability of the national financial system.

We offer emergency lines of credit to companies, such as funds for financing of payrolls, as well as the extension of the installments of loan operations to the individuals, which, up to the date of approval of these financial statements, were individually intangible.

The measurements of the future financial and economic impacts related to the pandemic will continue to be assessed, even though they possess a certain level of uncertainty and depend on the development of the pandemic, since part of the impact of the pandemic is already reflected in the level of provisioning. However, its duration or deterioration cannot yet be predicted, which could continue adversely affecting the global and local economy for an indefinite period of time, which negatively affects the results of financial institutions and, consequently, the performance of our operations.